            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                JANUARY 10, 2000
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   -----------------------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                   -----------------------------------------
                              OLD NATIONAL BANCORP
            --------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                INDIANA                                       6021                                     35-1539838
---------------------------------------      --------------------------------------    -------------------------------------------
    (State or other jurisdiction of               (Primary Standard Industrial            (I.R.S. Employer Identification No.)
    incorporation or organization)                Classification Code Number)


          420 MAIN STREET, EVANSVILLE, INDIANA  47708, (812) 464-1434
      -------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

JEFFREY L. KNIGHT, ESQ.                  TIMOTHY M. HARDEN, ESQ.
CORPORATE SECRETARY & GENERAL COUNSEL    MICHAEL J. MESSAGLIA, ESQ.
OLD NATIONAL BANCORP                     KRIEG DEVAULT ALEXANDER & CAPEHART, LLP
420 MAIN STREET                          ONE INDIANA SQUARE, SUITE 2800
EVANSVILLE, INDIANA  47708               INDIANAPOLIS, INDIANA  46204-2017
(812) 464-1363                           (317) 636-4341
(AGENT FOR SERVICE)                      (COPY TO)
--------------------------------------------------------------------------------
           (Name, address, including zip code, and telephone number, including area code, or agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General
                   Instruction G, check the following box. ( )


                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
 Title of each class               Amount                Proposed maximum             Proposed maximum                  Amount of
    of securities                  to be                  offering price             aggregate offering               registration
   to be registered            registered (1)              per unit (2)                     price                        fee (3)
------------------------------------------------------------------------------------------------------------------------------------
     COMMON STOCK,                  UP TO
     NO PAR VALUE             7,669,301 SHARES                $28.95                    $ 222,044,526                   $ 58,620
====================================================================================================================================


(1) The number of shares of Old National common stock to be registered pursuant to this registration statement is based upon an estimate of the maximum number of shares of ANB common stock presently outstanding or reserved for issuance under various plans or otherwise expected to be issued upon the consummation of the proposed merger to which this registration statement relates, multiplied by the exchange ratio of
        1.3125 shares of Old National common stock per each share of ANB common stock.

(2) Calculated in accordance with Rule 457(f) and 457(c) under the Securities Act of 1933, as amended, the proposed maximum offering price per share is computed by dividing (i) the product of (A) the average of the bid and asked prices of ANB common stock as reported on the Nasdaq National Market System on January 5, 2000 ($38.00) and (B) 5,843,277, representing the maximum number of shares of ANB common stock expected to be exchanged for the Old

        National common stock being registered by (ii) 7,669,301, representing the maximum number of shares of Old National common stock to be issued in connection with the merger.

(3) The registration fee was calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended as follows: .000264 multiplied by the proposed maximum aggregate offering price.


             -----------------------------------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                          [ANB CORPORATION LETTERHEAD]

_______________, 2000

Dear Shareholders:

         I am pleased to invite you to attend a special meeting of shareholders of ANB Corporation on:

                     _______________, __________ ___, 2000
                               _____:_____ __.m.

                           -------------------------
                             Muncie, Indiana  47305

         The purposes of the Special Meeting are (1) to consider and vote upon the Agreement of Affiliation and Merger dated as of July 29, 1999, between ANB and Old National Bancorp, which provides for the merger of ANB into Old National and (2) to consider and vote upon any other matters that may properly come before the meeting. The merger agreement provides that you will receive 1.3125 shares of Old National common stock, as adjusted for the 5% stock dividend declared by Old National on December 9, 1999, and subject to further adjustment, for each share of ANB common stock you own. The exchange ratio will be adjusted if, among other reasons, Old National issues a stock dividend prior to the completion of the merger. A copy of the merger agreement is attached to the enclosed Proxy Statement-Prospectus as Appendix A.

         The Board of Directors of ANB enthusiastically supports the merger and believes that the proposed merger between Old National and ANB is in the best interests of ANB as a whole, including the interests of the shareholders, customers and employees of ANB. Among other benefits, your Board of Directors believes that the merger will result in a combined company with expanded opportunities for profitable growth and enhancement of shareholder value. ANB's financial adviser, Sandler O'Neill & Partners, L.P., has issued its opinion to your Board of Directors that the 1.3125 exchange ratio in the proposed merger is fair, from a financial point of view, to ANB's shareholders. Your Board of Directors unanimously approved the merger agreement and recommends that you approve it.

         We have enclosed a Notice of Special Meeting of Shareholders and a Proxy Statement-Prospectus containing information about the special meeting and the proposed merger. We encourage you to read this document carefully. Also enclosed is a proxy card so you can vote on the merger without attending the special meeting. Please complete, sign and date the enclosed proxy card and return it to us as soon as possible in the envelope we have provided. If you decide to come to the special meeting, you may vote your shares in person whether or not you have mailed us a proxy.

         Please give this matter your careful consideration.

                                                Sincerely,


                                                James R. Schrecongost
                                                Vice Chairman, President and CEO

                                ANB CORPORATION
                            120 WEST CHARLES STREET
                             MUNCIE, INDIANA  47305
                                 (765) 747-7575

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                       to be held on __________ ___, 2000

To Our Shareholders:

         We will hold a Special Meeting of Shareholders of ANB Corporation on:

                        --------, ---------- ---, -----
                                  _____ __.m.
                      -----------------------------------
                           -------------------------
                             Muncie, Indiana  47305

The purposes of the special meeting are:

1. To consider and vote upon the Agreement of Affiliation and Merger, dated as of July 29, 1999, by and between Old National Bancorp and ANB, which provides for the merger of ANB into Old National. Under the terms of the merger agreement, each outstanding share of ANB common stock will be converted into the right to receive 1.3125 shares of Old National common stock, as adjusted for the 5% stock dividend declared by Old National on December 9, 1999; and

2. To transact such other business which may properly be presented at the special meeting or any adjournment thereof.

         We have fixed the close of business on ____________, 2000 as the record date for determining those shareholders who are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of it. Approval and adoption of the merger agreement requires the affirmative vote of at least the majority of the outstanding shares of ANB common stock.

         The merger agreement, which describes the terms of the merger in great detail, is attached as Appendix A to the accompanying Proxy
Statement-Prospectus.

         Please do not send your stock certificates at this time. If the merger is completed, we will send you instructions regarding the surrender of your stock certificates.

                                           BY ORDER OF THE BOARD OF DIRECTORS


____________, 2000                         JAMES W. CONVY
                                           SECRETARY

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                                                      PROXY STATEMENT
                 PROSPECTUS                                 FOR
                     OF                       SPECIAL MEETING OF SHAREHOLDERS
            OLD NATIONAL BANCORP                             OF
                                                      ANB CORPORATION

                          ---------------------------

         Your Board of Directors and the Board of Directors of Old National Bancorp have agreed that Old National will acquire ANB in a merger. Your Board of Directors believes that the merger is in the best interests of ANB as a whole, including your interests, and that it will result in a combined company with expanded opportunities for profitable growth and enhancement of shareholder value.

         If the merger is approved by the shareholders of ANB and all other closing conditions are satisfied, you will receive 1.3125 shares of Old National common stock, as adjusted for the 5% stock dividend declared by Old National on December 9, 1999, for each share of ANB common stock you own on the date the merger is completed. If this exchange results in you owning a fractional share of Old National common stock, Old National will pay you cash for the fractional share. The number of shares of Old National common stock you receive as a result of the merger will be proportionally increased or decreased if Old National issues a stock dividend or stock split between now and the closing date of the merger. Old National's common stock is traded on the Nasdaq National Market System under the symbol "OLDB."

         The merger cannot be completed unless the holders of at least a majority of the outstanding shares of ANB approve it. The special meeting of ANB shareholders to vote on the merger will be held on:

                        __________, __________ ___, 2000

                                  _____ __.m.

                              --------------------
                                ---------------
                             Muncie, Indiana  47305

         YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD TO US.

         This document provides you with detailed information about the meeting and the merger. In addition, you may obtain information about Old National from documents it has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

                  --------------------------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION NOR THE INDIANA DEPARTMENT OF FINANCIAL INSTITUTIONS HAS APPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  --------------------------------------------


SHARES OF OLD NATIONAL COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

                  --------------------------------------------


       THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS ____________, 2000
           AND IS BEING MAILED TO ANB SHAREHOLDERS ON THE SAME DATE.

                               TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
Questions and Answers About the ANB/Old National Merger.......................iv

Summary  .....................................................................vi
         The Parties to the Merger............................................vi
         The Merger..........................................................vii
         Interests of Certain Persons in the Merger...........................ix
         Special Shareholders' Meeting.........................................x
         Comparative Per Share Market Price Information........................x
         Recent Developments..................................................xi
         Comparative Per Share Data...........................................xi

Summary of Selected Financial Data -- Old National..........................xiii

Summary of Selected Financial Data -- ANB.....................................xv

Special Meeting................................................................1
         General  .............................................................1
         Matters to be Considered..............................................1
         Proxies  .............................................................1
         Solicitation of Proxies...............................................1
         Record Date and Voting Rights.........................................2
         Recommendation of ANB Board of Directors..............................3

Proposed Merger................................................................3
         General  .............................................................3
         Description of the Merger.............................................4
         Background of the Merger..............................................4
         Reasons for the Merger................................................5
         Fairness Opinion of ANB's Financial Advisor...........................7
         Recommendation of the ANB Board of Directors.........................15
         Conversion of ANB Common Stock.......................................16
         Treatment of ANB Stock Options.......................................16
         Exchange of Certificates; Fractional Shares..........................16
         No Dissenters' or Appraisal Rights...................................17
         Resale of Old National Common Stock by Affiliates of ANB.............18
         Conditions to the Completion of the Merger...........................19
         Termination of the Merger Agreement..................................20
         Restrictions Affecting ANB...........................................22
         Regulatory Approvals Required for the Merger.........................24
         Accounting Treatment for the Merger..................................26
         Effective Time.......................................................26
         Management, Personnel and Employee Benefits After the Merger.........27
         Employment Agreement.................................................29
         Agreement with Larry E. Thomas.......................................31
         Stock Option Agreement...............................................31
         Indemnification; Directors' and Officers' Liability Insurance........33

Federal Income Tax Consequences...............................................34
         Tax Opinion..........................................................34
         Tax Consequences to Old National and ANB.............................35
         Tax Consequences to ANB Shareholders.................................35

Comparative Per Share Data....................................................36
         Nature of Trading Market.............................................36
         Dividends............................................................38
         Existing and Pro Forma Per Share Information.........................39

Pro Forma Condensed Combined Financial Information............................42

Notes to Pro Forma Condensed Combined Financial Information...................48

Description of Old National...................................................49
         Overview ............................................................49
         Supervision and Regulation...........................................50
         Recent Developments..................................................50
         Incorporation of Certain Information by Reference....................51

Description of ANB............................................................51
         Business ............................................................51
         Incorporation of Certain Information by Reference....................52

Comparison of Common Stock....................................................52
         Authorized But Unissued Shares.......................................53
         Preemptive Rights....................................................54
         Dividend Rights......................................................54
         Voting Rights........................................................55
         Dissenters' Rights...................................................56
         Liquidation Rights...................................................56
         Redemption and Assessment............................................57
         Anti-Takeover Provisions.............................................57
         Director Liability...................................................60
         Director Nominations.................................................60

Legal Opinions................................................................61

Experts  .....................................................................61

Other Matters.................................................................62

Forward-Looking Statements....................................................62

Where You Can Find More Information...........................................63

APPENDIX A.................................................................A - 1

APPENDIX B.................................................................B - 1

APPENDIX C.................................................................C - 1

            QUESTIONS AND ANSWERS ABOUT THE ANB/OLD NATIONAL MERGER

Q:       WHAT DO I NEED TO DO NOW?

A: After you carefully read this document, indicate on your proxy card how you want to vote, sign it and mail it in the enclosed envelope as soon as possible. The instructions on the accompanying proxy card will give you more information on how to vote by mail. This will enable your shares to be represented at the ANB special meeting.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares by following the directions your broker provides. Your failure to instruct your broker to vote your shares will result in your shares not being voted. If you fail to return a proxy card or abstain from voting, the effect will be a vote against the merger.

Q:       CAN I CHANGE MY VOTE AFTER I SUBMIT MY PROXY WITH VOTING INSTRUCTIONS?

A: Yes. There are three ways you can change your vote. First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card by mail or submit your proxy with new voting instructions. Your shares will be voted in accordance with the latest proxy actually received by ANB prior to the shareholders' meeting. Any earlier proxies will be revoked. Third, you may attend the ANB special meeting and vote in person. Any earlier proxies will be revoked. Simply attending the meeting without voting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions you will receive from your broker to change or revoke your proxy.

Q:       SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:       No.  You should not send in your stock certificates at this time.

         ANB shareholders will exchange their ANB common stock certificates for Old National common stock certificates after Old National and ANB complete the merger. Old National will send you instructions for exchanging your ANB common stock certificates promptly after the merger is completed.

Q:       WHAT WILL I RECEIVE IN THE MERGER?

A: In the merger you will receive 1.3125 shares of Old National common stock for each share of ANB common stock you own. This means that, based on the closing price of Old National common stock on the Nasdaq National Market on January ___, 2000, you would have received $__________ worth of Old National common stock for each share of ANB common stock you own. Old National will not issue fractional shares of Old National common stock. Instead, Old National will pay you cash for any fractional shares.

Q:       WHAT IS THE "EXCHANGE RATIO?"

A: The exchange ratio is the number of shares of Old National common stock into which each share of ANB common stock will be converted when the merger is completed. The exchange ratio is 1.3125 shares of Old National common stock for each share of ANB common stock. Please note that the share price of Old National common stock may fluctuate before and after the merger is completed. As a result of the exchange ratio being fixed, you will not be sure of the market value of the Old National common stock you will receive until the time the merger is completed.

Q:       WHEN CAN I EXPECT THE MERGER WILL BE COMPLETED?

A: In addition to the approval of ANB shareholders, Old National and ANB also must obtain certain banking and regulatory approvals. Old National and ANB anticipate the merger will be completed in February, 2000.

Q:       WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER?

A: For U.S. federal income tax purposes, the conversion of your ANB common stock into Old National common stock will not cause you to recognize any gain or loss. You will, however, recognize income gain or loss in connection with any cash received for fractional shares of Old National common stock. Your tax basis for the Old National common stock received in the merger (including the fractional shares you are deemed to have received and then are redeemed for cash) will be the same as the tax basis for your ANB common stock and your holding period for the Old National common stock received in the merger (including the fractional shares you are deemed to have received and then are redeemed for cash) generally will include the holding period of your ANB common stock exchanged in the merger. For a more complete description of federal income tax considerations, see page ___.

         THIS TAX TREATMENT MAY NOT APPLY TO CERTAIN ANB SHAREHOLDERS, INCLUDING SHAREHOLDERS WHO ARE NON-U.S. PERSONS OR DEALERS IN SECURITIES. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU MAY BE COMPLEX. THE TAX CONSEQUENCES WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON VARIABLES NOT WITHIN YOUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES.

Q:       WHAT OTHER MATTERS WILL BE VOTED ON AT THE MEETING?

A: ANB does not expect that any matter other than the merger will be voted on at the meeting.

Q:       WILL MY SHAREHOLDER RIGHTS CHANGE AS A RESULT OF THE MERGER?

A: Yes. ANB and Old National are corporations organized under Indiana law. Therefore, your rights as a shareholder will continue to be governed by Indiana law. However, after the merger, you will become an Old National shareholder, and therefore your rights will be governed by Old National's Articles of Incorporation and By-Laws. For a summary of some of the differences between the rights of ANB shareholders and the rights of Old National shareholders, see page ___.

Q:       WHOM SHOULD I CALL WITH QUESTIONS?

A:       You should call Larry E. Thomas, Chief Financial Officer of ANB, at
         (765) 747-7575.

                                    SUMMARY

         This summary highlights some of the information contained in this document. Because this is a summary, it does not contain all the information that may be important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you.


THE PARTIES TO THE MERGER

OLD NATIONAL BANCORP
420 Main Street
Evansville, Indiana 47708
(812) 464-1434

Old National is a bank holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Through its full-service banking subsidiaries, Old National operates a general banking business from 119 banking offices and 174 ATM locations located throughout Indiana, Illinois and Kentucky. In addition, Old National provides trust services and additional financial services through other subsidiaries. At September 30, 1999, on a consolidated basis, Old National had assets of approximately $6.963 billion, deposits of approximately $5.025 billion, and shareholders' equity of approximately $514.9 million. Old National's common stock is traded on the Nasdaq National Market under the symbol "OLDB."



ANB CORPORATION
120 West Charles Street
Muncie, Indiana  47305
(765) 747-7600

ANB is a bank holding company, incorporated under Indiana law and headquartered in Muncie, Indiana. ANB owns and operates three affiliate banks and a trust company with 33 affiliated offices and 16 ATM locations in Indiana and Ohio. At September 30, 1999, ANB, on a consolidated basis, had assets of approximately $834 million, deposits of approximately $677 million and shareholders' equity of approximately $74 million. ANB's common stock is traded on the Nasdaq National Market under the symbol "ANBC."

THE MERGER

Description of the merger. We propose a merger in which ANB will merge with Old National, and Old National will survive the merger. Old National will issue shares of its common stock to shareholders of ANB in exchange for their shares of ANB common stock.

Recommendation of the Board of Directors of ANB. The Board of Directors of ANB believes that the merger is in the best interests of ANB as a whole, including your interests, and unanimously recommends that you vote "FOR" the proposal to approve the merger. See "Proposed Merger - Recommendation of the Board of Directors" on page _____.

ANB shareholders will receive Old National common stock in the merger. If the merger is completed, you will have the right to receive 1.3125 shares of Old National common stock for each share of ANB common stock that you own as of the effective time of the merger. Because the number of shares of common stock of Old National that you will receive in the merger is fixed at 1.3125, subject to adjustments that will not decrease the economic value of the exchange ratio, the value of the shares of Old National common stock you will receive in the merger will fluctuate as the price of Old National common stock changes. Based upon the closing price of Old National common stock on the Nasdaq National Market on January ___, 2000, the market value of shares of Old National common stock you will receive in the merger would be $_____ per share of ANB common stock.

You will have to surrender your ANB common stock certificates to receive new stock certificates representing Old National common stock. This will not be necessary, however, until you receive written instructions after we complete the merger. See "Proposed Merger - Conversion of ANB Common Stock," "- Exchange of Certificates; Fractional Shares" on pages _____.

Payments of dividends on shares of ANB common stock. After the merger becomes effective, your stock certificates for shares of ANB common stock will represent only the right to receive shares of Old National common stock and cash for fractional shares. You will not receive payments of dividends declared on shares of Old National common stock until you surrender your ANB common stock certificates to receive new stock certificates representing Old National common stock.

Old National will not issue fractional shares. Old National will not issue any fractional shares of its common stock as a result of the exchange ratio. Instead, you will receive the value of any fractional share in cash, based upon the market value of Old National's common stock.

Merger generally tax-free for ANB shareholders. ANB and Old National expect that your exchange of shares of ANB common stock for shares of Old National common stock generally will not cause you to recognize any gain or loss for U.S. federal income tax purposes. You will, however, have to recognize income gain or loss for any cash received instead of fractional shares. The expected material federal income tax consequences are set out in greater detail on page ____.

Old National and ANB will not be obligated to complete the merger unless they receive legal opinions, dated as of the closing date, from their respective legal counsel that the merger will be treated as a transaction of a type that is generally tax-free for U.S. federal income tax purposes. In that case, the U.S. federal income tax treatment of the merger will be as described above. However, these legal opinions will not bind the Internal Revenue Service, which could take a different view.

Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. Old National and ANB urge you to consult with your tax advisor for a full understanding of the tax consequences of the merger to you.

No Dissenters' rights. As a shareholder of ANB, you do not have any rights under Indiana law to dissent from, or obtain payment of the "fair value" of your shares as a result of, the merger.

Our reasons for the merger. ANB and Old National are proposing to merge because they believe that by combining the companies they can create a stronger and more diversified company that will provide significant benefits to ANB's shareholders and customers. The Board of Directors of ANB believes that by bringing its customers and banking products together with those of Old National, the companies can do a better job of growing their combined revenue than if they did not merge. The ANB Board of Directors also believes that in the rapidly changing environment of the banking industry, ANB's long-term goal of enhancing shareholder value will be reached by merging with Old National. You can find a more detailed discussion of the background to the merger agreement and ANB's and Old National's reasons for the merger under "Proposed Merger - Reasons for the Merger" on page _____.

ANB's financial advisor believes the exchange ratio is fair, from a financial point of view, to ANB's shareholders. Among other factors considered in deciding to approve the merger, the ANB Board of Directors received the oral opinion, which was subsequently delivered in writing, of its financial advisor, Sandler O'Neill & Partners, L.P., that, as of July 29, 1999, the exchange ratio was fair to the holders of ANB common stock from a financial point of view. ANB has received a written opinion from Sandler O'Neill dated as of the date of this document. The opinion is attached to this document as Appendix C. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O'Neill. See "Proposed Merger - Fairness Opinion of ANB's Financial Advisor" on page _____.

Conditions to completion of the merger. The completion of the merger depends on a number of conditions being met. Some of the conditions are:

- The merger agreement is approved by the holders of at least a majority of the outstanding shares of ANB common stock.
- Regulatory approvals required under federal and state banking laws are received and the waiting periods have expired.
- Old National has received a letter from its independent auditors stating its opinion that the merger will qualify for pooling of interests accounting treatment.

See "Proposed Merger - Conditions to Completion of the Merger" on page _____.

We may decide not to complete the merger. Old National and ANB can agree at any time not to complete the merger, even if the shareholders of ANB have approved it. Also, either party can decide, without the consent of the other, to terminate the merger agreement if, among other reasons:

- The other party breaches any representation or any warranty contained in the merger agreement.
-    The other party breaches any covenant contained in the merger agreement.
-    Certain claims, proceedings or litigation are commenced or threatened.
- Old National experiences a material adverse change in financial condition from March 31, 1999.
- ANB experiences a material adverse change in financial condition from July 29, 1999.
-    The merger is not completed by March 31, 2000.

Additionally, ANB may terminate the merger agreement if the price of Old National common stock fluctuates sufficiently resulting in the merger no longer being in the best interests of ANB as a whole, including its shareholders. If this occurs, Old National has the right to adjust the exchange ratio. This right to terminate is based upon a complex formula that compares any decrease in the value of Old National common stock to the change in value of an index of bank stocks.

This formula provides that before ANB may terminate the merger because of a decline in the value of Old National common stock, the value of Old National's common stock must have declined by approximately 20% since the signing of the merger agreement, and Old National's stock must be valued approximately 15% less than the Nasdaq Bank Index during the period for valuing the stock. Assuming the last regulatory approval was received on the date of this document, ANB would not have the right to terminate the merger agreement on the basis of the price of Old National's common stock. See "Proposed Merger - Termination of the Merger Agreement" on page _____.

Effective time of the merger. Old National and ANB anticipate that the merger will be completed in February, 2000. See "Proposed Merger - Effective Time" on page _____.

Comparative shareholder rights. If the merger is completed, you will become a shareholder of Old National. Both Old National and ANB are Indiana corporations. Therefore, your rights as a shareholder will continue to be governed by Indiana law. However, your rights as a shareholder, which are now governed by the Articles of Incorporation and By-laws of ANB, will be governed by Old National's Articles of Incorporation and By-laws. See "Comparison of Common Stock" on page
_____.

INTERESTS OF CERTAIN PERSONS IN THE
MERGER

Interest of Mr. James R. Schrecongost. Old National and James R. Schrecongost entered into an employment agreement which provides for Mr. Schrecongost to serve as Chairman of Old National Trust Company, Old National Trust Company-Illinois, Old National Trust Company-Kentucky, and American National Trust and Investment Management Company. The agreement is effective at the time the merger is completed, is for a term of two years and provides for a signing bonus of $875,000, salary, incentive compensation awards, and a retention bonus as well as a variety of other standard employee benefits. See "Proposed Merger Employment Agreement" on page _____.

Interest of Kelly Stanley. Following the completion of the merger, Kelly Stanley, Chairman of ANB, will be a director of Old National.

Interest of Larry E. Thomas. Old National and Larry E. Thomas entered into an agreement which provides for Mr. Thomas to continue as an employee of Old National for a period of 90 days following the completion of the merger. This agreement also requires Old National to pay to Mr. Thomas in a lump sum the money owed to him under his current employment agreement with ANB.

Stock options. At the time the merger is effective, all outstanding options to purchase ANB common stock under ANB's stock option plans become options to purchase Old National common stock.

Stock Option Agreement. As an inducement and condition to Old National's willingness to enter into the merger agreement, ANB entered into a stock option agreement with Old National. Under the stock option agreement, ANB granted Old National an option that permits Old National to purchase up to 1,083,753 shares of ANB common stock, which is approximately 19.9% of the outstanding shares of ANB common stock. The number of shares Old National may purchase will be increased if ANB has any change in the number of shares of its common stock outstanding so that Old National may purchase an amount of shares equal to 19.9% of the outstanding shares of common stock of ANB. The exercise price of the option is $27.70 per share. Old National may exercise the option only upon the occurrence of certain specified events. These events generally relate to the acquisition of ANB or of a substantial portion of its stock or assets by a party other than Old National. We have attached the Stock Option Agreement to this document as Appendix B. See "Proposed Merger - Stock Option Agreement" on page _____.

SPECIAL SHAREHOLDERS' MEETING

Date, time and place of special meeting. The special shareholders' meeting will be held on __________, __________, 2000, at _____ __.m., local time, at
________________________, Muncie, Indiana 47305.

Purposes of special meeting. At the ANB special meeting, you will be asked:

-    to approve the merger agreement between
     ANB and Old National; and
-    to act upon any other items that may be
     submitted to a vote at the special meeting.

As of the date of this document the ANB Board of Directors does not know of any other matters that will be presented at the special meeting. See "Notice of Special Meeting of Shareholders" and the discussions under the captions "Special Meeting" and "Proposed Merger" on pages _____ and _____, respectively.

Required shareholder vote. In order to approve the merger, the holders of at least a majority of the issued and outstanding shares of ANB common stock must vote in its favor.

Proxies. You can revoke your proxy at any time before it is exercised by delivering a later dated proxy to ANB, by written notice delivered to the Secretary of ANB, or by attending the special meeting and voting in person. See "Special Meeting - Proxies" on page _____.

Shares outstanding and entitled to vote. As of ______________, 2000, there were ___________ shares of ANB common stock outstanding. You can vote at the special meeting of ANB if you owned ANB common stock at the close of business on that date. You can cast one vote for each share of ANB common stock you owned on that date. See "Special Meeting - Record Date and Voting Rights" on page _____.

Old National and ANB expect pooling of interests accounting treatment. Old National and ANB expect the merger to qualify as a pooling of interests. This means that, for accounting and financial reporting purposes, Old National will treat Old National and ANB as if they had always been one. Old National is not required to complete the merger unless it receives a letter from its independent accountants telling it that the merger will qualify as a "pooling of interests." See "Proposed Merger - Accounting Treatment for the Merger" on page _____.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

Old National common stock and ANB common stock trade on the Nasdaq National Market System. Some examples of recent closing prices for Old National common stock and ANB common stock are as follows:


                       Old National          ANB
                     ----------------  ---------------
July 29, 1999      $      28.63      $      28.25
________, 2000     $                 $
                     ----------------  ---------------

Based on the exchange ratio in the merger, which is 1.3125, the market value of the consideration that ANB shareholders will receive in the merger for each share of ANB common stock would be:


July 29, 1999                   $          37.58
____________, 2000              $
                                  --------------------

In addition, recently declared per share dividend information for Old National common stock and ANB common stock is as follows:

                       Old National          ANB
                     ----------------  ---------------
1st Quarter 1999   $       0.15      $      0.19
2nd Quarter 1999   $       0.16      $      0.19
3rd Quarter 1999   $       0.16      $      0.19
4th Quarter 1999   $       0.16      $      0.19

Of course, the market price of Old National common stock will fluctuate prior to the completion of the merger, while the exchange ratio is fixed. You should obtain current stock price quotations for Old National common stock and ANB common stock. You can get these quotations from a newspaper, on the Internet or by calling your broker.

RECENT DEVELOPMENTS

Old National registered $200 million of trust preferred securities.

Old National completed the acquisition of Sycamore Agency, Inc., a general insurance agency, located in Terre Haute, Indiana. Old National declared on December 9, 1999 a 5% stock dividend to its shareholders payable on January 28, 2000. The exchange ratio has been adjusted from 1.25 to 1.3125 pursuant to the merger agreement to give effect to the stock dividend. Additionally, all references in this document to Old National's per share information has been adjusted to give effect to the stock dividend.

On December 20, 1999, Old National agreed to acquire Permanent Bancorp, Inc. and Permanent Bank, each of Evansville, Indiana, in a transaction valued at approximately $92 million. Old National expects this acquisition to be completed during the third quarter of 2000.

See "Description of Old National - Recent Developments" on page ___.


                           COMPARATIVE PER SHARE DATA

The table below shows historical information about Old National's and ANB's earnings per share, cash dividends per share and book value per share, and similar information reflecting the merger, which is referred to as pro forma information. In presenting the comparative pro forma information for the time periods shown in the table, Old National and ANB assumed that the companies had been merged throughout those periods. See "Old National Bancorp Pro Forma Condensed Combined Financial Information" on page _____.

Old National also assumed that it will treat Old National and ANB as if they had always been combined for accounting and financial reporting purposes, a method known as pooling of interests accounting. The information listed as equivalent share basis was obtained by multiplying the pro forma amounts by the exchange ratio of 1.3125. Old National and ANB present this information to reflect the fact that ANB shareholders will receive more than one share of Old National common stock for each share of ANB common stock exchanged in the merger.

Old National expects that it will incur merger and restructuring expenses as a result of combining the companies. Old National also anticipates that the merger will provide Old National with financial benefits that include reduced operating expenses and enhanced opportunities to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of Old National under one set of assumptions, does not reflect these anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results.

The information in the following table is based on the historical financial information that Old National and ANB have presented in their prior SEC filings. Old National and ANB are incorporating this material into this document by reference. See "Where You Can Find More Information" on page _____.


                                            Old National                                    ANB
                             ------------------------------------------  ------------------------------------------
                                                                                                 Equivalent Share
                                  Historical          Pro Forma (1)           Historical            Basis (1)
                             --------------------  --------------------  --------------------  --------------------
Earnings per share (2)
Nine months ended
      September 30, 1999       $           1.30       $         1.24        $          1.15        $        1.63
Twelve months ended
    December 31:
        1998                   $           1.54       $         1.49        $          1.57        $        1.96
        1997                               1.40                 1.37                   1.50                 1.80
        1996                               1.25                 1.22                   1.31                 1.60

Dividends declared per share
Nine months ended
      September 30, 1999       $           0.47       $         0.47        $          0.57        $        0.62
Twelve months ended
    December 31:
        1998                   $           0.55       $         0.55         $         0.72        $        0.72
        1997                               0.53                 0.53                   0.64                 0.70
        1996                               0.50                 0.50                   0.55                 0.66

Book value per share
   At September 30, 1999       $          10.75       $        10.64         $        13.41        $       13.96
   At December 31, 1998                   10.86                10.63                  13.04                13.95


-----------------------------

(1) Considers the pending merger with ANB as well as the pending merger as of September 30, 1999 with Heritage Financial Services, Inc. See "Pro Forma Condensed Combined Financial Information."
(2)   Old National's and ANB's basic earnings per share.

               SUMMARY OF SELECTED FINANCIAL DATA -- OLD NATIONAL
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

   The following summary sets forth selected consolidated financial information relating to Old National. This information should be read in conjunction with the financial statements and notes incorporated herein by reference.

                                                                             Year Ended December 31,
                                                      -----------------------------------------------------------------
                                                         1998          1997          1996          1995         1994
                                                      ----------    ----------    ----------    ----------    ---------
RESULTS OF OPERATIONS
   Interest income                                   $   470,915   $   448,875   $   419,483   $   402,793   $  353,983
   Interest expense                                      231,613       216,868       196,289       191,835      149,809
                                                      ----------    ----------    ----------    ----------    ---------
   Net interest income                                   239,302       232,007       223,194       210,958      204,174
   Provision for loan losses                              12,160        13,562        11,082         7,491        7,886
                                                      ----------    ----------    ----------    ----------    ---------
Net interest income after provision for loan losses      227,142       218,445       212,112       203,467      196,288
   Noninterest income                                     58,891        51,104        47,402        42,044       36,680
   Noninterest expense                                   167,937       158,631       156,720       153,345      152,093
                                                      ----------    ----------    ----------    ----------    ---------
   Income before income taxes                            118,096       110,918       102,794        92,166       80,875
   Income taxes                                           43,961        42,835        40,107        35,222       29,550
                                                      ----------    ----------    ----------    ----------    ---------
   Net income from continuing operation                   74,135        68,083        62,687        56,944       51,325
   Discontinued operations                               (9,854)       (5,005)           494             0            -
                                                      ----------    ----------    ----------    ----------    ---------
   Net income                                        $    64,281   $    63,078   $    63,181   $    56,944   $   51,325
                                                      ==========    ==========    ==========    ==========    =========
PERIOD-END BALANCES
   Total assets                                      $ 6,416,611   $ 5,933,321   $ 5,602,460   $ 5,281,387   $5,081,088
   Investment securities                               1,636,674     1,606,930     1,573,708     1,481,267    1,419,378
   Loans, net of unearned income                       4,354,256     3,915,841     3,627,592     3,375,915    3,205,097
   Deposits                                            4,668,858     4,521,010     4,479,357     4,336,406    4,028,932
   Shareholders' equity                                  519,645       500,609       480,435       481,511      457,971
PER SHARE DATA (ON CONTINUING OPERATIONS) (1)
   Net income - basic                                $      1.54   $      1.40   $      1.25   $      1.10   $     0.97
   Net income - diluted (2)                                 1.49          1.36          1.22          1.08         0.95
   Cash dividends paid                                      0.55          0.53          0.50          0.49         0.46
   Book value at year-end                                  10.86         10.41          9.77          9.43         8.72
SELECTED PERFORMANCE RATIOS (ON CONTINUING OPERATIONS)
   Return on assets                                         1.21%         1.19%         1.17%         1.11%        1.04%
   Return on equity (3)                                    14.95         14.28         13.23         12.20        11.07
   Net interest margin                                      4.17          4.31          4.42          4.38         4.38
   Average equity to average assets                         8.38          8.46          8.95          9.02         9.36
   Dividend payout                                         35.15         36.74         38.96         43.90        47.36
   Primary capital to assets                                9.22          9.27          9.77          9.88        10.26

   Net charge-offs to average loans                         0.23          0.21          0.30          0.25         0.27
End of period allowance for loan losses to end of period
      loans                                                 1.19          1.25          1.20          1.27         1.36
   Non-performing loans to total loans                      0.45          0.39          0.46          0.31         0.39
   Leverage ratio                                           7.72          7.95          8.28          8.83         9.13
   Tier 1 capital to risk adjusted assets                  11.40         12.17         12.90         13.92        14.20
   Efficiency ratio (4)                                    56.32         56.03         57.92         60.61        63.15


------------------------------------------------------
(1) Restated for all stock dividends.
(2) Assumes the conversion of Old National's subordinated debentures.
(3) Excludes unrealized gains (losses) on investment securities.
(4) Excludes One Bank related security gains (losses) and expenses.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          Nine Months ended September 30,
                                                                     ----------------------------------------
                                                                           1999                   1998
                                                                     -----------------     ------------------
RESULTS OF OPERATIONS
   (Taxable equivalent basis)
   Interest income                                                  $          374,906    $           351,426
   Interest expense                                                            183,723                172,930
                                                                     -----------------     ------------------
   Net interest income                                                         191,183                178,496
   Provision for loan losses                                                     8,437                  9,189
                                                                     -----------------     ------------------
Net interest income after provision for loan losses                            182,746                169,307
   Noninterest income                                                           50,186                 42,879
   Noninterest expense                                                         134,695                122,442
                                                                     -----------------     ------------------
   Income before income taxes                                                   98,237                 89,744
   Income taxes                                                                 35,389                 33,603
                                                                     -----------------     ------------------
   Net income from continuing operation                                         62,848                 56,141
   Discontinued operations                                                       3,483                (9,854)
                                                                     -----------------     ------------------
   Net Income                                                       $           66,331    $            46,287
                                                                     =================     ==================
PERIOD-END BALANCES
   Total assets                                                     $        6,963,307    $         6,235,978
   Investment securities                                                     1,725,378              1,611,085
   Loans, net of unearned income                                             4,796,556              4,228,864
   Deposits                                                                  5,025,330              4,592,992
   Shareholders' equity                                                        514,935                518,083
PER SHARE DATA (ON CONTINUING OPERATIONS) (1)
   Net income - basic                                               $             1.30    $              1.16
   Net income - diluted (2)                                                       1.26                   1.13
   Cash dividends paid                                                            0.47                   0.42
   Book value at period-end                                                      10.75                  10.76
SELECTED PERFORMANCE RATIOS (ON CONTINUING OPERATIONS)
   Return on assets                                                               1.25%                  1.23%
   Return on equity (3)                                                          15.91                  15.13
   Net interest margin                                                            4.02                   4.19
   Average equity to average assets                                               7.91                   8.42
   Dividend payout                                                               36.03                  36.07
   Primary capital to assets                                                      8.73                   9.26
   Net charge-offs to average loans                                               0.09                   0.21
   End of period allowance for loans losses to end of period loans                1.21                   1.23
   Non-performing loans to total loans                                            0.40                   0.38
   Leverage ratio                                                                 7.51                   7.80
   Tier 1 capital to risk adjusted assets                                        11.58                  11.58
   Efficiency ratio (4)                                                          55.03                  55.31

---------------------------------------------------------------------
(1) Restated for all stock dividends.
(2) Assumes the conversion of Old National's subordinated debentures.
(3) Excludes unrealized gains (losses) on investment securities.
(4) Excludes One Bank related security gains (losses) and expenses.

                   SUMMARY OF SELECTED FINANCIAL DATA -- ANB
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

      The following table presents financial data for ANB. The financial data below includes amounts previously reported by ANB. This summary should be read in conjunction with the consolidated financial statements and the notes thereto of ANB which are incorporated herein.

                                                                            Year Ended December 31,
                                                      ------------------------------------------------------------------
                                                         1998          1997          1996          1995          1994
                                                      ----------    ----------    ----------    ----------     ---------
RESULTS OF OPERATIONS
   Interest income - tax equivalent (1)              $    51,575   $    48,202   $    45,794   $    43,402    $   36,550
   Interest expense                                       22,665        20,785        19,848        18,926        14,296
                                                      ----------    ----------    ----------    ----------     ---------
   Net interest income - tax equivalent (1)               28,910        27,417        25,946        24,476        22,254
   Tax equivalent adjustment (1)                           1,401         1,340         1,363         1,286         1,348
                                                      ----------    ----------    ----------    ----------     ---------
   Net interest income                                    27,509        26,077        24,583        23,190        20,906
   Provision for loan losses                               1,502         1,027         1,156         1,144           402
                                                      ----------    ----------    ----------    ----------     ---------
Net interest income after provision for loan losses       26,007        25,050        23,427        22,046        20,504
   Noninterest income                                     10,282         7,944         7,362         6,891         6,876
   Noninterest expense                                    23,628        20,851        20,344        19,692        19,174
                                                      ----------    ----------    ----------    ----------     ---------
   Income before income taxes                             12,661        12,143        10,445         9,245         8,206
   Income taxes                                            4,205         4,102         3,375         3,019         2,480
                                                      ----------    ----------    ----------    ----------     ---------
   Net income                                        $     8,456   $     8,041   $     7,070   $     6,226    $    5,726
                                                      ==========    ==========    ==========    ==========     =========
BALANCE SHEET DATA
   Total assets                                      $   708,564   $   616,383   $   584,944   $   573,226    $  527,207
   Total loans, net                                      531,414       470,457       435,699       402,190       375,876
   Total deposits                                        590,800       491,881       486,106       495,832       456,721
   Federal Home Loan Bank advances                        36,145        39,615        14,000         2,395           395
   Shareholders' equity                                   70,409        65,737        60,735        58,381        53,366
PER SHARE DATA
   Net income - basic                                $      1.57   $      1.50   $      1.31   $      1.14    $     1.04
   Net income - diluted                                     1.54          1.48          1.29          1.12          1.03
   Cash dividends paid                                      0.72          0.64          0.55          0.46          0.41
   Book value at year-end                                  13.04         12.26         11.30         10.75          9.72
SELECTED PERFORMANCE RATIOS
   Return on assets                                         1.31%         1.37%         1.26%         1.16%         1.15%
   Return on equity                                        12.56         12.98         12.18         11.26         11.10
   Equity to assets                                         9.94         10.66         10.38         10.18         10.12
   Net charge-offs to average loans                         0.26          0.20          0.15          0.23          0.06
   Allowance for loan losses to average loans               0.98          1.01          1.07          1.01          1.07

------------------------------------------------------
(1) Net interest income has been presented on both a tax equivalent and non-tax equivalent basis. The tax equivalent basis was calculated using a 34% tax rate for all periods presented. The tax equivalent adjustment reverses the tax equivalent basis in order to present net interest income in accordance with GAAP, as reflected in the consolidated financial statements.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    Nine Months ended September 30,
                                                               ----------------------------------------
                                                                     1999                   1998
                                                               -----------------     ------------------
RESULTS OF OPERATIONS
   Interest income - tax equivalent (1)                       $           42,665    $            38,054
   Interest expense                                                       18,402                 16,583
                                                               -----------------     ------------------
   Net interest income - tax equivalent (1)                               24,263                 21,471
   Tax equivalent adjustment (1)                                             718                  1,061
                                                               -----------------     ------------------
   Net interest income                                                    23,545                 20,410
   Provision for loan losses                                               1,090                    432
                                                               -----------------     ------------------
Net interest income after provision for loan losses                       22,455                 19,978
   Noninterest income                                                      8,299                  6,988
   Noninterest expense                                                    20,941                 16,890
                                                               -----------------     ------------------
   Income before income taxes                                              9,813                 10,076
   Income taxes                                                            3,568                  3,369
                                                               -----------------     ------------------
   Net income                                                 $            6,245    $             6,707
                                                               =================     ==================
BALANCE SHEET DATA
   Total assets                                               $          833,876    $           705,317
   Total loans, net                                                      648,146                499,096
   Total deposits                                                        676,642                580,067
   Federal Home Loan Bank advances                                        56,718                 42,145
   Shareholders' equity                                                   73,575                 70,157
PER SHARE DATA
   Net income - basic                                         $             1.15    $              1.25
   Net income - diluted                                                     1.13                   1.22
   Cash dividends paid                                                      0.57                   0.53
   Book value at period-end                                                13.41                  13.02
SELECTED PERFORMANCE RATIOS
   Return on assets                                                         1.10%                  1.43%
   Return on equity                                                        11.70                  13.47
   Equity to assets                                                         8.82                   9.95
   Net charge-offs to average loans                                         0.06                   0.09
   Allowance for loan losses to average loans                               0.93                   0.95


----------------------------------------------------------------
(1) Net interest income has been presented on both a tax equivalent and non-tax equivalent basis. The tax equivalent basis was calculated using a 34% tax rate for all periods presented. The tax equivalent adjustment reverses the tax equivalent basis in order to present net interest income in accordance with GAAP, as reflected in the consolidated financial statements.

                                 SPECIAL MEETING

General

         This document is first being mailed by ANB to the holders of ANB common stock on ___________________, 2000 and is accompanied by the notice of the ANB special meeting and a form of proxy that is solicited by the Board of Directors of ANB for use at the special meeting. The special meeting will be held on __________, __________ ___, 2000 at ____:____ _.m., local time, at the
____________________, _______________________, Muncie, Indiana 47305.


Matters to be Considered

         The purposes of the special meeting are to consider and vote upon the merger agreement, dated July 29, 1999, between Old National Bancorp and ANB, which provides for the merger of ANB into Old National, and to consider and vote upon any other matters that may properly come before the special meeting.


Proxies

         The accompanying form of proxy is for your use at the special meeting if you are unable or do not wish to attend the meeting in person. You may revoke your proxy at any time before it is exercised by delivering to the Secretary of ANB a written notice of revocation, a properly executed proxy having a later date, or by attending the special meeting and voting in person. Written notices of revocation should be addressed to ANB Corporation, 120 West Charles Street, Muncie, Indiana 47305, Attn: James Convy, Secretary. To be effective, ANB must receive the revocation before the shares are voted. The shares represented by proxies properly signed and returned will be voted at the special meeting as instructed by the shareholders of ANB giving the proxies. If you make no specification as to your vote on the proxy, your proxy will be voted in favor of approval of the merger agreement.

         The ANB Board is unaware of any other matters that may be presented for action at the special meeting. However, if other matters do properly come before the special meeting, the shares represented by properly executed proxies will be voted in accordance with the best judgment of the person named in the proxy.


Solicitation of Proxies

         ANB will bear the entire cost of soliciting proxies from shareholders. In addition to the solicitation of proxies by mail, ANB will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of stock held by them and secure their voting instructions, if necessary. Additionally, proxies may be solicited personally or by telephone by directors, officers and certain employees of ANB, who will not be specifically compensated for such soliciting.


Record Date and Voting Rights

         ANB has fixed _______________, 2000 as the record date for determining those ANB shareholders entitled to notice of, and to vote at, the special meeting. Accordingly, only ANB shareholders of record at the close of business on _______________, 2000 will be entitled to notice of and to vote at the special meeting. Each share of ANB common stock you own on the record date entitles you to one vote on each matter presented for a vote at the special meeting. At the close of business on the record date, there were ________ shares of ANB common stock outstanding held by approximately ________ holders of record. The presence, in person or by proxy, of shares of ANB common stock representing a majority of those shares outstanding and entitled to vote on the record date is necessary to constitute a quorum at the special meeting.

         Shares of ANB common stock held by persons attending the special meeting but not voting, and shares of ANB common stock for which ANB has received proxies but with respect to which the holders have abstained from voting, will be counted as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of business at the special meeting. Brokers who hold shares of ANB common stock in nominee or "street" name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote shares held for those customers on matters to be considered and voted upon at the special meeting without specific instructions from those customers. These so-called "broker non-votes" will be counted for purposes of determining whether a quorum exists.

         The merger agreement must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of ANB common stock entitled to vote at the special meeting.

         BECAUSE APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF ANB COMMON STOCK ENTITLED TO VOTE AT THE SPECIAL MEETING, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS VOTES AGAINST APPROVAL OF THE MERGER AGREEMENT. ACCORDINGLY, THE ANB BOARD URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

         As of the record date, directors and executive officers of ANB owned approximately ________ shares of ANB common stock, entitling them to exercise _____% of the voting power of the ANB common stock entitled to vote at the special meeting. On the basis of the unanimous approval of the merger agreement by the ANB Board, we currently expect that each director and executive officer ANB will vote the shares of ANB common stock owned by him or her for approval of the merger agreement and the transactions contemplated by the merger agreement. As of the record date, the banking, trust and investment management subsidiaries of ANB, as fiduciaries, custodians or agents, held a total of ___________ shares of ANB common stock. These entities maintained sole or shared voting power with respect to _____ of these shares of ANB common stock.

         Additional information with respect to the beneficial ownership of ANB common stock by individuals and entities owning more than 5% of that stock and more detailed information with respect to beneficial ownership of ANB common stock by directors and executive officers of ANB is incorporated by reference to the Annual Report on Form 10-K of ANB for the year ended December 31, 1998. See "Where You Can Find More Information."


Recommendation of ANB Board of Directors

         The ANB Board has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The ANB Board believes that the merger agreement is in the best interests of ANB as a whole, including the interests of ANB shareholders, and recommends that the ANB shareholders vote "FOR" approval of the merger agreement. See "PROPOSED MERGER Background of the Merger, - Reasons for the Merger, - Recommendation of the ANB Board of Directors."


                                 PROPOSED MERGER

         At the special meeting, the shareholders of ANB will consider and vote upon approval of the merger, certain features of which are summarized below. The following summary of aspects of the merger is not a complete description of the terms and conditions of the merger and is qualified in its entirety by reference to the merger agreement, which is attached to this document as Appendix A and is incorporated herein by reference.


General

         The Board of Directors of Old National and ANB each have unanimously approved the merger agreement, which provides for the merger. Old National and ANB expect to complete the merger in February, 2000. Each share of ANB common stock issued and outstanding at the effective time of the merger will be converted into the right to receive 1.3125 shares of Old National common stock, as adjusted for the 5% stock dividend declared by Old National on December 9, 1999, and subject to further adjustment as discussed in this document.

Description of the Merger

         In the merger, ANB will merge with Old National. Old National will be the surviving corporation in the merger and the separate corporate existence of ANB will cease.

         As of September 30, 1999, ANB had consolidated assets of approximately $834 million, consolidated deposits of approximately $677 million, consolidated shareholders' equity of approximately $74 million and consolidated net income for the nine months then ended of approximately $6.2 million. Based upon the pro forma financial information included elsewhere in this document and assuming that the merger had been consummated on September 30, 1999, ANB represented as of such date 10.69% of the consolidated assets of Old National, 11.68% of its consolidated deposits, 12.50% of its consolidated shareholders' equity and, for the nine month period then ended, 8.60% of its consolidated net income.
See "Pro Forma Condensed Combined Financial Information".


Background of the Merger

         Historically banking laws in Indiana and many other states prohibited banks from expanding outside of their home counties. Many changes to Indiana's law have occurred since 1985, first permitting in-state acquisitions by bank holding companies, then permitting regional interstate acquisitions and currently permitting virtual nationwide and international expansion opportunities. These developments stimulated aggressive acquisition activity among financial institutions located in Indiana and neighboring states, resulting in the entry of large bank holding companies into virtually every attractive market in the Midwestern United States. Moreover, developments and deregulation in the financial services industry generally have led to further increases in competition for bank services. Compounded by the significant increase in bank regulatory burdens over the past several years, these competitive factors have created an environment in which it is increasingly difficult for regional bank holding companies such as ANB to compete effectively.

         In analyzing how to address the increasing competition and continuing consolidation in the banking industry, the Board of Directors considered several strategic alternatives including remaining independent, growing through acquisitions, and seeking a merger partner. A sub-committee of the Board of Directors was organized on May 10, 1999 to study these strategic alternatives. On May 26, 1999, the sub-committee presented a report to the Board of Directors. After evaluation of the report and financial, economic, legal and market considerations, the Board of Directors concluded that the sub-committee should continue to give serious attention to seeking a merger partner.

         On June 21 and 22, 1999 and at the request of the sub-committee, Sandler O'Neill & Partners, L.P., ANB's financial advisors, contacted five regional bank holding companies, including Old National, seeking to determine the level of market interest in a potential affiliation with ANB. As a result of the responses to Sandler O'Neill's inquiries, on June 30, 1999, members of the sub-committee discussed the merits of a potential affiliation with senior executives of Old National. Beginning on July 7, 1999, ANB and Old National began to exchange information and conduct preliminary due diligence reviews for the purpose of evaluating a potential business combination.

         Following the receipt by ANB of Old National's formal letter of interest to discuss an affiliation with ANB, the Board of Directors met on July 19, 1999 to review with ANB's financial advisors available strategic alternatives and the rationale for ANB to consider a merger at this time. The Board of Directors concluded that an affiliation with Old National was in the interest of ANB as a whole, and that it would be appropriate to begin negotiations with Old National.

         Following the July 19, 1999 board meeting, ANB, Old National and their respective advisors continued their due diligence review and initiated negotiations of the terms of a business combination. These discussions culminated in the submission of the merger agreement for consideration by the Board of Directors at a meeting held on July 29, 1999. After consideration of the factors described under "Reasons for the Merger", the Board of Directors determined that a merger with Old National was in the best interest of ANB and its shareholders, and unanimously approved the merger agreement and the transactions contemplated therein.


Reasons for the Merger

         In reaching its decision to approve the merger agreement and the stock option agreement, the ANB Board consulted with management of ANB, as well as its financial and legal advisors, and it considered a variety of factors, including the following:

         - The ANB Board's knowledge and analysis of the current environment of the financial services industry, which is characterized by rapid consolidation, increased opportunities for cross-industry expansion, evolving trends in technology and increasing nationwide and Internet competition;

         - The ANB Board's evaluation of the financial terms of the merger and the effect of the financial terms on ANB's shareholders, including the exchange ratio which represented a 32.99% premium over the closing price of ANB common stock on July 29, 1999 and a 54.70% premium to the average closing price of ANB common stock for the 30 trading days preceding the approval of the merger agreement by ANB's Board;

         - The ANB Board's belief that the financial terms of the merger are fair and in the best interests of ANB as a whole and ANB's shareholders and are consistent with ANB's long term strategy of maximizing shareholder value;

         - The business, operations, financial condition, earnings and prospects of ANB and Old National. In making its determination, the ANB Board took into account the results of ANB's due diligence review of Old National;

         - The scale, scope, strength and diversity of operations, product lines and delivery systems that can be achieved by combining ANB and Old National;

         - The complimentary nature of the businesses of ANB and Old National and the earnings in varying economic and market climates relative to ANB on a stand-alone basis as a result of greater geographic, asset and line-of-business diversification;

         -    The ANB Board's belief that the merger represents:

              - an opportunity to leverage ANB's management, infrastructure, products, marketing and business lines over a larger consumer, business and corporate customer base through Old National's geographically diverse network; and

              - the possibility of achieving expense savings and operating efficiencies through, among other things, the elimination of duplicative efforts;

         - The structure of the merger and the terms of the merger agreement, including the fact that the fixed exchange ratio provides certainty as to the number of shares of common stock of Old National to be issued in the merger, and that the merger is intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes and as a pooling of interests for accounting purposes;

         - The opinion of Sandler O'Neill to the ANB Board that, based upon and subject to the considerations set forth in the opinion, the exchange ratio was fair from a financial point of view to ANB shareholders (see "- - Fairness Opinion of ANB's Financial Advisor");

         - The ANB Board's belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the merger were likely to be achieved within a reasonable time frame;

         - The likelihood of the merger being approved by the appropriate regulatory authorities;

         - Consideration of the effect of the merger on ANB's other constituencies, including ANB's employees and the customers and communities served by ANB, including consideration of Old National's historical practice of retaining employees of acquired institutions with competitive salary and benefit programs, and the opportunity for training, education and advancement of employees within Old National or one of its affiliated companies; and

         - The ANB Board's analysis of alternatives to merging with Old National, including merging with other potential acquirors and its analysis of relevant price information from recent comparable bank mergers which occurred in the Midwest and across the United States.

         This discussion of the information and factors considered by the ANB Board is not intended to be exhaustive, but it does include all material factors considered by the ANB Board. In reaching its decision to approve and recommend the merger, the ANB Board of Directors did not assign any relative or specific weights to these factors, and individual directors may have given differing weights to different factors. Based upon the foregoing and other factors, the Board of Directors of ANB concluded that it was in the best interests of ANB and its shareholders to merge with Old National.


Fairness Opinion of ANB's Financial Advisor

         By letter agreement dated as of June 18, 1999, ANB retained Sandler O'Neill as an independent financial advisor in connection with ANB's consideration of a possible business combination with Old National. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

         Sandler O'Neill acted as financial advisor to ANB in connection with the merger and participated in certain of the negotiations leading to the merger agreement. At the request of the ANB Board, representatives of Sandler O'Neill attended the July 29, 1999 meeting of the ANB Board at which the Board considered and approved the merger agreement. At the meeting, Sandler O'Neill delivered to the ANB Board its oral opinion, subsequently confirmed in writing, that as of such date, the exchange ratio of 1.25 shares, prior to adjustment of the 5% stock dividend declared by Old National on December 9, 1999, was fair to the ANB shareholders from a financial point of view. Sandler O'Neill has also delivered to the ANB Board a written opinion dated the date of this document (the "Sandler Opinion") which is substantially identical to the July 29, 1999 opinion. THE FULL TEXT OF THE SANDLER OPINION IS ATTACHED AS APPENDIX C TO THIS DOCUMENT. THE SANDLER OPINION OUTLINES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SANDLER O'NEILL IN RENDERING THE OPINION. THE SANDLER OPINION IS INCORPORATED BY REFERENCE INTO THIS DESCRIPTION OF THE OPINION AND THIS DESCRIPTION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE SANDLER OPINION. ANB SHAREHOLDERS ARE URGED TO CAREFULLY READ THE SANDLER OPINION IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED MERGER.

         THE SANDLER OPINION WAS DIRECTED TO THE ANB BOARD AND WAS PROVIDED TO ANB FOR ITS INFORMATION IN CONSIDERING THE MERGER. THE SANDLER OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO TO ANB SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF ANB TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY ANB SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING WITH RESPECT TO THE MERGER OR ANY OTHER RELATED MATTER.

         In rendering its July 29, 1999 opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O'Neill's comparative analyses described below is identical to Old National or ANB and no transaction is identical to the merger of Old National and ANB. Accordingly, an analysis of comparable companies or transactions is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Old National and ANB and the companies to which they are being compared.

         The earnings projections for ANB and Old National relied upon by Sandler O'Neill in its analyses were reviewed with management and were based upon 1999 internal projections of ANB and Old National provided to Sandler O'Neill and on published IBES consensus earnings estimates for 2000. For periods after 2000, Sandler O'Neill assumed an annual growth rate on earning assets of 5.00% in the case of ANB and 6.50% in the case of Old National. The 1999 earnings projections furnished to Sandler O'Neill were prepared by the senior managements of ANB and Old National for internal purposes only and not with a view towards public disclosure. Those projections, as well as the other earnings estimates relied upon by Sandler O'Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and accordingly, actual results could vary materially from those set forth in such projections.

         In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of ANB, Old National and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the ANB Board at the July 29th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler

O'Neill's analyses do not necessarily reflect the value of ANB common stock or Old National common stock or the prices at which ANB common stock or Old National common stock may be sold at any time.

         SUMMARY OF PROPOSAL. Sandler O'Neill reviewed the financial terms of the proposed transaction. Based on the closing price of Old National common stock on July 28, 1999 of $30.00 and an exchange ratio of 1.25, Sandler O'Neill calculated an implied transaction value per share of ANB common stock of $37.50. The implied aggregate transaction value was approximately $212 million, based upon 5,653,026 fully diluted shares of ANB common stock outstanding, which was determined using the treasury stock method at the implied value of $37.50. Based upon ANB's June 30, 1999 financial information, Sandler O'Neill calculated the following ratios:


         Implied value/Tangible book value                         3.39x
         Implied value/Book value                                  2.85x
         Implied value/Last twelve month full-diluted EPS (1)     24.61x
         Implied value/Projected twelve months ended 1999         22.19x
         Tangible book premium/core deposits (1)(2)               22.68%
         Implied value/Total deposits                             32.55%
         Implied value/Total assets                               27.05%

         -----------------------------------------------------
         (1)  LTM EPS excluded one-time merger related charges
         (2)  Assumes 5% non-core deposits

For purposes of Sandler O'Neill's analyses, earnings per share were based on fully diluted earnings per share, normalized for non-recurring merger charges. Sandler O'Neill noted that the implied transaction value represented a 30% premium over the July 28, 1999 closing price of ANB common stock of $28.75.

         STOCK TRADING HISTORY. Sandler O'Neill reviewed the history of the reported trading prices and volume of ANB common stock and Old National common stock, and the relationship between the movements in the prices of ANB common stock and Old National common stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, the Nasdaq Bank Index and, in the case of ANB, the median performance of a composite group of publicly traded regional commercial banks selected by Sandler O'Neill and, in the case of Old National, the median performance of a composite group of regional commercial banks selected by Sandler O'Neill. During the one year period ended July 27, 1999, the ANB common stock outperformed the Nasdaq Bank Index and its composite index, and underperformed the S&P Index. During the one year period ended July 27, 1999, Old National common stock outperformed the Nasdaq Bank Index and its composite index, and underperformed the S&P Index.

         COMPARABLE COMPANY ANALYSIS. Sandler O'Neill used publicly available information to compare selected financial and market trading information for ANB and two groups of selected financial institutions. The first group consisted of ANB and the following 11 publicly traded regional commercial banks (the "Regional Group"): BancFirst Ohio Corp., Peoples Bancorp, Inc., Lakeland Financial Corp., Indiana United Bancorp, German American Bancorp, Premier Financial Bancorp, Inc., S.Y. Bancorp, Inc., UnionBancorp, Inc., Wayne Bancorp, Inc., Oak Hill Financial, Inc., and Belmont Bancorp. Sandler O'Neill also compared ANB to a group of 12 publicly traded commercial banks which had a return on average equity (based on last twelve months' earnings) of greater than 15% and a price-to-tangible book value of greater than 200% (the "Highly Valued Group"). The Highly Valued Group was comprised of Mid-State Bancshares, Prime Bancshares, Inc., Independent Bank Corp., Arrow Financial Corp., Suffolk Bancorp, Great Southern Bancorp, Inc., Glacier Bancorp, Inc., Tompkins Trustco, Inc., S.Y. Bancorp, Inc., Summit Bancshares, Inc., City Bank and Oak Hill Financial, Inc. The analysis compared publicly available financial information for ANB and the median data for each of the Regional Group and Highly Valued Group as of and for each of the years ended December 31, 1994 through 1998 and as of and for the twelve months ended March 31, 1999 or June 30, 1999, as applicable. Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for Old National and two different groups of commercial banks. The first group consisted of Old National and the following 12 publicly traded regional commercial banks (the "Midwestern Group"): Associated Banc-Corp, Commerce Bancshares, Inc., TCF Financial Corp., FirstMerit Corp., Provident Financial Group, Inc., UMB Financial Corp., Community First Bankshares, First Midwest Bancorp, Inc., Citizens Banking Corp., Sky Financial Group, Inc., AMCORE Financial, Inc. and Republic Bancorp, Inc. Sandler O'Neill also compared Old National to a group of 11 publicly traded commercial banks which had a return on equity of greater than 17% (based on last twelve months' earnings) and a price-to-tangible book value of greater than 290% ("The High Performing Group"). The High Performing Group consisted of the following 11 publicly traded commercial banks: Associated Banc-Corp, North Fork Bancorp, Synovus Financial Corp., TCF Financial Corp., CCB Financial Corp., Cullen/Frost Bankers, Inc., National Commerce Bancorp, City National Corp., Valley National Bancorp, Commerce Bancorp, Inc. and Westamerica Bancorp. The analysis compared publicly available financial information for Old National and the median data for the Midwestern Group and the High Performing Group as of and for each of the years ended December 31, 1994 through 1998 and as of and for the twelve months ended March 31, 1999 or June 30, 1999, as applicable. The table below sets forth the comparative data as of and for the twelve months ended June 30, 1999.

                                                                                                           High
                                               Regional        Highly                    Midwestern     Performing
                                   ANB           Group         Valued     Old National      Group          Group
                               ------------  -------------  ------------  ------------  ------------   ------------
Total assets                  $     783,677 $      791,685 $     788,931 $   6,898,400 $   6,898,400  $   6,902,000
Annual growth rate of total          10.60%         14.72%        10.60%        10.81%         7.26%         10.06%
   assets
Tangible equity/assets                7.68%          7.25%         8.82%         7.46%         7.25%          7.80%
Intangible assets/total equity       16.00%         14.55%         1.19%         2.75%         7.73%          3.40%
Net loans/total assets               78.48%         63.96%        71.32%        66.98%        66.98%         65.51%
Cash & securities/total assets       16.32%         30.13%        23.19%        28.67%        30.82%         27.24%
Gross loans/total deposits           95.24%         83.39%        88.72%        97.34%        90.91%         85.40%
Total borrowings/total assets         7.35%          7.96%         8.28%        21.61%        17.43%         12.09%
Non-performing assets/total           0.22%          0.40%         0.34%         0.28%         0.41%          0.24%
   assets
Loan loss reserve/gross loans         0.86%          1.19%         1.25%         1.20%         1.34%          1.34%
Net interest margin                   4.47%          4.03%         4.88%         4.07%         4.15%          4.62%
Loan loss provision/average           0.23%          0.22%         0.22%         0.17%         0.29%          0.17%
   assets
Non-interest income/average           1.42%          0.78%         1.39%         0.95%         1.50%          1.50%
   assets
Non-interest expense/average          3.32%          2.78%         3.13%         2.66%         3.41%          3.10%
   assets
Efficiency ratio                     63.51%         57.81%        52.82%        55.38%        57.53%         54.86%
Return on average assets              1.12%          0.96%         1.59%         1.26%         1.26%          1.70%
Price/tangible book value per       255.08%        250.49%       261.50%       269.03%       276.85%        377.46%
   share
Price/earnings per share             18.54x         17.29x        14.86x        17.55x        16.73x         16.31x
Dividend yield                        2.69%          2.25%         1.78%         2.05%         2.33%          2.01%
Dividend payout ratio                49.87%         38.58%        24.80%        35.68%        39.59%         38.92%



         ANALYSIS OF SELECTED MERGER TRANSACTIONS Sandler O'Neill reviewed certain other transactions involving publicly traded commercial banks as acquired institutions with transaction values greater than $15 million. Sandler O'Neill reviewed 77 transactions announced nationwide from January 1, 1999 to July 26, 1999 ("Nationwide Transactions") and 30 transactions announced from January 1, 1999 to July 26, 1999 in the Midwestern region, comprised of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Nebraska, North Dakota, Ohio, South Dakota, and Wisconsin ("Midwestern Transactions"). Sandler O'Neill reviewed the ratios of transaction value to last four quarters' earnings, transaction value to book value, transaction value to tangible book value, tangible book premium to core deposits, transaction value to total assets and premium to market and computed high, low, mean, and median ratios and premiums for the respective groups of transactions. These multiples were applied to ANB's financial information as of and for the twelve months ended June 30, 1999. As illustrated in the following table, Sandler O'Neill derived an imputed range of values per share of ANB common stock of $32.84 to $39.66 based upon the median multiples for Nationwide Transactions and $33.42 to $40.48 based upon the median multiples for Midwestern Transactions. As calculated by Sandler O'Neill, the implied transaction value per share of ANB common stock in the merger was $37.50.


                                                     Nationwide Transactions            Midwestern Transactions
                                                 -------------------------------    -------------------------------
                                                    Median           Implied           Median            Implied
                                                   Multiple           Value           Multiple            Value
                                                 -------------    --------------    -------------     -------------
Deal price/LTM EPS (1)                                  21.65x            $33.01           21.92x            $33.42
Deal price/Book Value                                    2.74x             36.03            2.87x             37.72
Deal price/Tangible book value                           2.97x             32.84            3.04x             33.58
Tangible book premium/Core deposits                     22.46%             36.18           21.28%             34.85
Deal price/Total assets                                 24.49%             34.86           24.43%             34.78
Deal price/Total deposits                               30.28%             35.83           30.03%             35.54

-------------------------------------------------
(1)      Based on a normalized EPS of $1.52.


         DISCOUNTED DIVIDEND STREAM AND TERMINAL VALUE ANALYSIS. Sandler O'Neill also performed an analysis which estimated the future stream of after-tax dividend flows of ANB through December 31, 2004 under various circumstances, assuming ANB's current dividend payout ratio and that ANB performed in accordance with the earnings forecasts reviewed with management. To approximate the terminal value of ANB common stock at December 31, 2004, Sandler O'Neill applied price/earnings multiples ranging from 10x to 25x and applied multiples of tangible book value ranging from 150% to 400%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of ANB common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of ANB common stock of $15.68 to $43.60 when applying the price/earnings multiples and $17.51 to $54.05 when applying multiples of tangible book value. As calculated by Sandler O'Neill, the implied transaction value per share of ANB common stock in the merger was $37.50.


                                       Price/Earnings Multiples                 Tangible Book Value Multiples
                               ----------------------------------------    ----------------------------------------
Discount Rate                         10x                   25x                  1.50x                 4.00x
---------------------------    ------------------    ------------------    ------------------    ------------------
            9%                       $19.51              $43.60                 $23.06                $54.05
            11                        18.11               40.30                  21.00                 48.83
            13                        16.84               37.32                  19.16                 44.15
            15                        15.68               34.61                  17.51                 39.95


         In connection with its analysis, Sandler O'Neill considered and discussed with the ANB Board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expenses and dividend payout ratio. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

         PRO FORMA MERGER ANALYSIS. Sandler O'Neill analyzed certain potential pro forma effects of the merger, based upon the exchange ratio of 1.25, Old National's and ANB's current and projected income statements and balance sheets, and assumptions regarding the economic environment, accounting and tax treatment of the merger, charges associated with the merger, operating efficiencies and other adjustments discussed with the senior managements of ANB and Old National. As illustrated in the following table, this analysis indicated that the merger would be accretive to ANB's projected earnings per share, tangible book value per share and dividend as of December 31, 2000. Also, the analysis indicated that the merger would be dilutive to Old National's earnings and tangible book value per share for the year ended December 31, 2000. The actual results achieved by Old National and ANB may vary from projected results and the variations may be material.



   Year ending December 31, 2000                   Old National                                 ANB
------------------------------------    -----------------------------------     -----------------------------------
                                          Stand-alone          Pro Forma          Stand-alone        Pro Forma(1)
                                        ---------------     ---------------     ---------------    ----------------
Projected EPS                              $   1.94            $   1.93            $   1.88            $   2.41
Projected tangible book value                 13.06               12.60               13.04               15.75
Projected dividend                              .76                 .76                 .79                 .95
Projected leveraged capital ratio              8.18%               7.86%               NM                  NM


----------------------------------------
(1) Determined by multiplying the Old National values by the exchange ratio of 1.25.


         In connection with rendering its July 29, 1999 opinion, Sandler O'Neill reviewed, among other things: (1) the merger agreement and exhibits thereto; (2) the Stock Option Agreement, dated July 29, 1999, by and between ANB and Old National; (3) certain publicly available financial statements of ANB and other historical financial information provided by ANB that they deemed relevant; (4) certain publicly available financial statements of Old National and other historical financial information provided by Old National that they deemed relevant; (5) certain internal financial analyses and forecasts of ANB prepared by and reviewed with management of ANB and the views of senior management of ANB, based on certain limited discussions with certain members of senior management, regarding ANB's past and current business, financial condition, results of operations and future prospects; (6) certain internal financial analyses and forecasts of Old National prepared by and reviewed with management of Old National and the views of senior management of Old National, based on certain limited discussions with certain members of senior management, regarding Old National's past and current business, financial condition, results of operations and future prospects; (7) the pro forma impact of the merger; (8) the publicly reported historical price and trading activity for ANB's and Old National's common stock, including a comparison of certain financial and stock market information for ANB and Old National with similar publicly available information for certain other companies the securities of which are publicly traded; (9) the financial terms of recent business combinations in the commercial banking industry, to the extent publicly available; (10) the current market environment generally and the banking environment in particular; and (11) such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

         In connection with rendering the Sandler Opinion, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its July 29, 1999 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the other factors considered in rendering its opinion.

         In performing its reviews and analyses, Sandler O'Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it, and Sandler O'Neill did not assume any responsibility or liability for independently verifying the accuracy or completeness of any of such information. Sandler O'Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of ANB or Old National or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O'Neill is not an expert in the evaluation of allowances for loan losses and it has not made an independent evaluation of the adequacy of the allowance for loan losses of ANB or Old National, nor has it reviewed any individual credit files relating to ANB or Old National. With ANB's consent, Sandler O'Neill has assumed that the respective allowances for loan losses for both ANB and Old National are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O'Neill has not conducted any physical inspection of the properties or facilities of ANB or Old National. With respect to all financial projections reviewed with each company's management and used by Sandler O'Neill in its analyses, Sandler O'Neill assumed that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of ANB and Old National and that such performances will be achieved. Sandler O'Neill expressed no opinion as to such financial projections or the assumptions on which they were based.

Sandler O'Neill's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O'Neill also assumed, with ANB's consent, that there has been no material change in ANB's and Old National's assets, financial condition, results of operations, business or prospects since the date of the last publicly filed financial statements available to them, that ANB and Old National will remain as going concerns for all periods relevant to its analyses, and that the merger will be accounted for as a pooling of interests and will qualify as a tax-free reorganization for federal income tax purposes.

         ANB has agreed to pay Sandler O'Neill a transaction fee in connection with the merger, a substantial portion of which is contingent upon the closing of the merger. Based on the closing price of ANB common stock on _________, 2000 (the latest practicable date prior to the date of this document), ANB would pay Sandler O'Neill a transaction fee of approximately $__ million, of which approximately $529,287 has been paid and the balance will be paid when the merger is closed. ANB paid Sandler O'Neill a fee of $250,000 for rendering its fairness opinion, which will be credited against that portion of the transaction fee due upon closing of the merger. ANB has also agreed to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

         Sandler O'Neill has in the past provided certain other investment banking services to ANB and has received compensation for such services. In the ordinary course of its business as a broker-dealer, Sandler O'Neill may also purchase securities from and sell securities to ANB and Old National and may actively trade the equity or debt securities of ANB and Old National and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.


Recommendation of the ANB Board of Directors

         THE BOARD OF DIRECTORS OF ANB HAS CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF ANB VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE AGREEMENT.

Conversion of ANB Common Stock

         Under the terms of the merger agreement, shareholders of ANB of record when the merger is completed will be entitled to receive 1.3125 shares of Old National common stock, as adjusted for the 5% stock dividend declared by Old National on December 9, 1999 and subject to further adjustment, if any, for stock splits, stock dividends or any similar recapitalization of Old National or if Old National elects to adjust the exchange ratio following ANB's exercise of its right to terminate the merger agreement due to a decline in the value of Old National common stock. Because the exchange ratio is fixed and because the market price of Old National common stock prior to the effective time of the merger may fluctuate, the value of the shares of Old National common stock that you will receive if and when the merger is completed may increase or decrease prior to and following the merger.

         As of _______________, 2000, the closing price of Old National common stock was $_____ per share, as reported by the Nasdaq National Market System. If the merger had been consummated on that date, the number of shares of Old National common stock exchanged in the merger would have been ________, with an aggregate market value of approximately $________.


Treatment of ANB Stock Options

         Each stock option to acquire ANB common stock granted under ANB's stock option and incentive plans outstanding and unexercised immediately prior to the effective time of the merger will be converted automatically at the effective time into a stock option to purchase Old National common stock on the same terms that were applicable to the stock option at the effective time of the merger. Old National will assume the obligations of ANB with respect to each outstanding option to purchase ANB common stock. The number of shares of Old National common stock subject to the new Old National options will be equal to the product of the number of shares of ANB common stock subject to the ANB stock options times the exchange ratio as then in effect, rounded to the nearest whole share. The exercise price per share of Old National common stock subject to the new Old National stock options will be equal to the aggregate exercise price for shares of ANB common stock divided by the number of shares of Old National common stock, rounded to the nearest whole share, deemed purchasable pursuant to the stock options. Additionally, stock options that are incentive stock options under the Internal Revenue Code will be adjusted in the manner required by the Code.


Exchange of Certificates; Fractional Shares

         Immediately after the effective time of the merger, Old National will mail a letter of transmittal to ANB shareholders. This transmittal letter will contain instructions with respect to the surrender of certificates representing shares of ANB common stock. YOU SHOULD NOT RETURN YOUR ANB STOCK

CERTIFICATES WITH THE ENCLOSED PROXY AND SHOULD NOT FORWARD THEM TO OLD NATIONAL UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL FROM OLD NATIONAL.

         If your certificate for your shares of ANB common stock has been lost, stolen or destroyed, Old National will issue the Old National common stock and pay cash for any fractional shares after Old National receives from you an agreement to indemnify Old National against loss from such lost, stolen or destroyed certificate and appropriate evidence of the loss, theft or destruction, such as an affidavit.

         After the effective time of the merger, stock certificates previously representing ANB common stock will represent only the right to receive shares of Old National common stock and cash for any fractional shares. Following the effective time of the merger and prior to the surrender by holders of ANB of their stock certificates to Old National in exchange for Old National common stock, the holders will not be entitled to receive payment of dividends or other distributions declared on shares of Old National common stock. Upon the subsequent exchange of such certificates, however, Old National will pay, without interest, any accumulated dividends or other distributions previously declared and withheld on the shares of Old National common stock. After the effective time of the merger, there will be no transfers on the stock transfer books of ANB of shares of ANB issued and outstanding immediately prior to the effective time. Following the effective time of the merger, the shares of ANB common stock will no longer be traded on the Nasdaq National Market. If, after the effective time of the merger, you present certificates representing shares of ANB common stock for registration or transfer, the certificates will be canceled and exchanged for shares of Old National common stock.

         No fractional shares of Old National common stock will be issued to shareholders of ANB in connection with the merger. Each shareholder of ANB who otherwise would be entitled to a fractional interest in a share of Old National common stock as a result of the exchange ratio will be paid a cash amount equal to the fractional interest multiplied by the average of the per share closing price of Old National common stock as reported on the Nasdaq National Market System for the five days on which shares of Old National common stock were traded immediately before the effective time of the merger.

         Old National will distribute stock certificates representing shares of Old National common stock and will pay any cash payment for fractional shares (without interest) to each former shareholder of ANB as soon as practical following the shareholder's delivery to Old National of his or her certificate(s) representing shares of ANB common stock.


No Dissenters' or Appraisal Rights

         In connection with the merger, under Indiana law, shareholders of ANB do not have the statutory right to dissent and require appraisal of their shares of ANB common stock.

Resale of Old National Common Stock by Affiliates of ANB

         Shares of Old National common stock to be issued to ANB shareholders in the merger have been registered under the Securities Act of 1933, as amended. Shares of Old National common stock issued in the merger may be traded freely and without restriction by those shareholders not considered to be affiliates (as that term is defined by the Securities Act) of ANB. However, shares by any person who is an affiliate of ANB at the time of the merger is submitted for a vote at the special meeting will, under existing law, require:

         - the further registration under the Securities Act of the shares of Old National common stock to be transferred;
         - compliance with Rule 145 promulgated under the Securities Act, which permits limited sales in certain circumstances; or
         -    the availability of another exemption from registration.

         An "affiliate" of ANB is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, ANB. These restrictions are expected to apply to the directors and executive officers of ANB and the holders of 10% or more of the ANB common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Old National will give stop transfer instructions to the transfer agent with respect to the shares of ANB common stock to be received by persons subject to these restrictions, and the certificates for their shares may contain a legend indicating the resale restrictions.

         SEC guidelines regarding qualifying for the pooling of interests method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. SEC guidelines indicate that the pooling of interests method of accounting will generally not be challenged on the basis of sales by affiliates of the acquiring or acquired company if those affiliates do not dispose of any of the shares of the corporation they own or shares of a corporation they receive in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published.

         Each affiliate of ANB delivered to Old National on July 29, 1999, a written agreement to the effect that the affiliate (1) will not sell, pledge, transfer, dispose of or otherwise reduce the affiliate's market risk with respect to the shares of ANB common stock directly or indirectly owned or held by such person during the thirty day period prior to the effective time of the merger, and (2) will not sell, pledge, transfer or otherwise dispose of or reduce the affiliate's market risk with respect to the shares of Old

National common stock to be received by such person pursuant to the merger agreement (i) until such time as financial results covering at least thirty days of combined operations of ANB and Old National have been published within the meaning of Section 201.01 of the Securities and Exchange Commission's Codification of Financial Reporting Policies and (ii) unless done pursuant to an effective registration statement under the Securities Act or pursuant to Rule 145 or another exemption from the registration requirements under the Securities Act. The merger agreement requires that any person who becomes an affiliate of ANB after July 29, 1999 deliver a similar agreement to Old National, and that all persons who have delivered these agreements confirm, at the effective time of the merger, that they have complied with the terms of the agreements.

         This is only a general statement of certain restrictions regarding the sale or transfer of the shares of Old National common stock to be issued in the merger. Therefore, those shareholders of ANB who may be deemed to be affiliates of ANB should consult with their legal counsel regarding the resale restrictions that may apply to them.


Conditions to the Completion of the Merger

         ANB's and Old National's obligations to complete the merger are subject to the satisfaction of the following conditions at or prior to the effective time of the merger:

         - The merger agreement has been approved by the affirmative vote of the holders of at least a majority of the outstanding shares of ANB common stock;
         - Old National and ANB have received all regulatory approvals required for the merger; o Old National and ANB have received the opinions of their respective counsel dated as of the effective time of the merger, with respect to the fact that the merger will be treated as tax-free for U.S. federal income tax purposes;
         - The registration statement of which this document is a part is effective and no stop order suspending its effectiveness is issued or threatened;
         - Old National and ANB have received certain officers' certificates and other closing documents;
         - The representations and warranties contained in the merger agreement are accurate at the effective time of the merger; and
         - Certain covenants set forth in the merger agreement have been fulfilled.

         Old National's obligation to complete the merger also is subject to the condition that it has received an opinion from its independent auditors dated as of the effective time of the merger, to the effect that the merger will qualify for pooling of interests accounting treatment.

         The conditions to consummation of the merger, which are more fully enumerated in the merger agreement, are requirements subject to waiver by the party entitled to the benefit of such conditions, as set forth in the merger agreement. See "Proposed Merger - Resale of Old National Common Stock by Affiliates of ANB," "- Regulatory Approvals Required for the Merger", "Federal Income Tax Consequences" and Appendix A.


Termination of the Merger Agreement

         The merger agreement contains provisions allowing Old National and ANB to terminate the merger agreement and the merger for various reasons. The merger may be terminated by Old National or ANB before or after the shareholders of ANB have approved the merger if one of the events which gives a party the right to terminate occurs. The merger agreement may be terminated:

         - by the mutual, written consent of the Board of Directors of Old National and ANB;
         - by either Old National or ANB if the merger has not been completed by March 31, 2000;
         - by either the Old National Board or the ANB Board if there has been a breach of any representation or warranty contained in the merger agreement by ANB, in the case of termination by Old National, or by Old National, in the case of termination by ANB, and the breach has not been cured within 30 days after written notice to the breaching party of the breach;
         - by either the Old National Board or the ANB Board if there has been a breach of any of the covenants or agreements contained in the merger agreement by ANB, in the case of termination by Old National, or by Old National, in the case of termination by ANB, and (1) the breach has not been cured within 30 days written notice to the breach party of the breach; and (2) the breach will be likely, individually or in the aggregate with other breaches, to result in a material adverse effect;
         - by either Old National or ANB if the terminating party reasonably determines that the merger has become impracticable because of (1) the commencement or threat of any claim or litigation against Old National, ANB, any subsidiary of Old National or ANB, or any director or officer of any of these companies relating to the merger or merger agreement, if Old National is the terminating party or (2) the commencement, a threat of any material claim, litigation or proceeding against Old National which relates to the merger or merger agreement or which is likely to have a material adverse effect on Old National, if the terminating party is ANB; or
         - by either Old National or ANB if the shareholders of ANB do not approve the merger and the merger agreement and ANB has satisfied its obligation to obtain shareholder approval.

Additionally, Old National may terminate the merger if:

         - the merger will not qualify for pooling of interests accounting treatment; or
         - there has been a material adverse change in the business, assets, capitalization, financial condition or results of operations of ANB and its subsidiaries (considered as a whole) as of the effective time of the merger compared to that in existence as of July 29, 1999 (the date of the merger agreement) other than changes that occur as a result of changes in banking laws, accounting principles, actions approved by Old National, changes such as interest rates that affect the banking industry generally and changes and charges that are a result of the merger.

Further, ANB may terminate the merger if:

         - there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of Old National on a consolidated basis as of the effective time as compared to that in existence on March 31, 1999 other than changes that occur as a result of changes in banking laws, accounting principles, changes such as interest rates that affect the banking industry generally and changes and charges that are a result of the merger;
         - prior to approval of the shareholders of ANB of the merger, without breaching its covenant relating to negotiations with other potential acquirors, ANB enters into a definitive agreement with a third party that provides for an acquisition of ANB or a subsidiary of ANB on terms determined in good faith by the ANB Board to be more favorable to the shareholders of ANB than the merger with Old National and that the ANB Board has determined that to proceed with the merger with Old National would violate their fiduciary duties to ANB's shareholders; or
         - at any time during the five-day period beginning on the date on which the last required regulatory approval is obtained, both of the following conditions are satisfied:

              (1) the number obtained by dividing the average of the closing price of a share of Old National common stock on the Nasdaq National Market System for the 20 consecutive trading days ending on the day prior to the day the last required regulatory approval is obtained by $28.51 (the "Old National Ratio") is less than 0.80; and

              (2) the Old National Ratio is less than a number obtained by dividing two index numbers derived from the Nasdaq Bank Index as reported in the Bloomberg News Service ("the Index Ratio"). The Index Ratio is calculated by dividing the average of the index value of the Nasdaq Bank Index for the 20 consecutive trading days ending on the trading day prior to the day the last regulatory approval is obtained by $28.51 and then subtracting 0.15.

                   If ANB elects to terminate the merger for this reason, it must give written notice to Old National of its desire to terminate the merger within a five day period, which begins on the day the last regulatory approval is received. After Old National receives the notice of termination, Old National has five days to determine, at its option, to increase the consideration to be received by ANB shareholders by adjusting the exchange ratio of 1.3125. The exchange ratio would be adjusted to equal the lesser of:

                   (a) a number obtained by dividing the product of $28.51, 0.80 and the exchange ratio by the average of the closing price of a share of Old National common stock on the Nasdaq National Market System during the period of 20 consecutive trading days ending on the day before the day the last regulatory approval is obtained; and

                   (b) a number obtained by dividing the product of the Index
                       Ratio by the exchange ratio (as then in effect) by the Old National Ratio.

                   If Old National elects to adjust the exchange ratio, it must give ANB prompt notice of this election and of the revised exchange ratio.

                   Assuming the last regulatory approval was received on the date of this document, the average of the closing price of a share of Old National common stock for the above calculation would be $________. The Old National Ratio would equal $________ ($________ divided by $________). As a result of the Old National Ratio being less than .80, ANB would not have the right to terminate the merger agreement on the basis of the price of Old National's common stock.

Upon termination for any of these reasons, the merger agreement will be of no further force or effect.


Restrictions Affecting ANB

         The merger agreement contains a number of restrictions regarding the conduct of business of ANB until the merger is completed. Among other items, ANB or any subsidiary of ANB may not, without the prior written consent of Old
National:

         - change its capital stock accounts, except for the ANB's Dividend Reinvestment and Stock Purchase Plan and the issuance of up to 391,624 shares of ANB common stock under the 1996 Directors' Stock Option Plan, ANB Corporation Stock Option Plan and ANB Corporation 1995 Stock Option Plan;

         - authorize any additional class of stock or issue securities other than or in addition to the securities which were issued and outstanding as of the date of the merger agreement;

         - distribute or pay any dividends or make any other distributions to its shareholders except that (1) American National Bank and Trust Company of Muncie, Peoples Loan and Trust Bank, Farmers State Bank of Union City, Ohio and American National Trust and Investment Management Company may pay cash dividends to ANB in the ordinary course of business and to provide funds for ANB's dividends to its shareholders; and (2) ANB may pay a quarterly cash dividend of no more than $0.19 per share for any quarter prior to the quarter in which the merger is completed; provided that no dividend may be paid for the quarterly period in which the merger is completed, if, during this quarter, ANB shareholders will be entitled to receive dividends on their shares of Old National common stock received pursuant to the merger;

         -    redeem any of its outstanding shares of common stock;

         - merge, consolidate or sell its assets or securities to any other person or entity;

         - purchase any assets or securities or assume any liabilities of another bank, bank holding company or other entity, except in the ordinary course of business; o make any loan or commitment to lend money or accept any deposit except in accordance with existing banking practices;

         - amend or restate its Articles of Incorporation or By-Laws or the Articles of Incorporation or By-Laws of any of its subsidiaries;

         -    open, close or alter any of its offices or facilities;

         - fail to maintain the reserve for loan and lease losses of its subsidiaries financial institutions;

         - elect or appoint any new executive officers or directors of ANB or any of its subsidiaries;

         - hire or employ additional employees of ANB or any subsidiary, except those which are reasonably necessary for the proper operation of their businesses; or

         - negotiate or discuss with third parties a possible sale, merger or combination of ANB, unless the failure to do so would be breach of the fiduciary duties of the ANB Board.

This discussion of the restrictions imposed by the merger agreement is not intended to be exhaustive, but includes the material restrictions imposed on ANB. Please refer to Appendix A for a complete listing of the restrictions.

Regulatory Approvals Required for the Merger

         Old National and ANB have agreed to use their best efforts to obtain all regulatory approvals required to complete the transactions contemplated in the merger agreement. The merger requires the prior approval of the Board of Governors of the Federal Reserve System ("Federal Reserve"), the Indiana Department of Financial Institutions and the Ohio Division of Financial Institutions. The merger cannot be completed without these approvals. It is possible we may not obtain the required regulatory approvals and, if we do, we do not know when the regulators will give approvals.

         Approval of the merger by the Federal Reserve and the state regulators is not to be interpreted as the opinion of the regulatory authorities that the merger is favorable to the shareholders of ANB from a financial point of view or that the regulatory authorities have considered the adequacy of the terms of the merger. An approval by the Federal Reserve or a state regulatory agency in no way constitutes an endorsement or a recommendation of the merger by such regulatory authority.

         -    FEDERAL RESERVE

         The merger is subject to approval by the Federal Reserve. Old National has filed the required application and notification with the Federal Reserve for approval of the merger. Assuming the Federal Reserve approves the merger, Old National and ANB may not complete the merger until 30 days after that approval. During that time, the Department of Justice may challenge the merger on antitrust grounds. With the approval of the Federal Reserve and the Department of Justice, the waiting period may be reduced to no fewer than 15 days. The commencement of an antitrust action by the Department of Justice would stay the effectiveness of Federal Reserve approval of the merger, unless a court specifically orders otherwise.

         The Federal Reserve is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly, (2) would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any party of the United States, or (3) may have the effect in any section of the Unites States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless it finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

         In reviewing a transaction under the applicable statutes, the Federal Reserve will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served. As part of, or in addition to, consideration of these facts, Old National and ANB anticipate that the Federal Reserve will consider the regulatory status of Old National and ANB, current and projected economic conditions in the areas of the Midwestern United States where Old National and ANB operate, and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA") and the regulations promulgated under the FDICIA.

         Furthermore, the Federal Reserve will assess the degree to which Old National and ANB and their subsidiaries have taken appropriate steps to assure that electronic data processing systems and those of their vendors are year 2000 compliant. Additional information about Old National's and ANB's year 2000 compliance efforts to date may be found in each company's Annual Report on Form 10-K for the year ended December 31, 1998. See "Where You Can Find More Information."

         Under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve must take into account the record of performance of each Old National and ANB in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each company and their subsidiaries. Each of Old National's and ANB's subsidiary depository institutions has either an outstanding or satisfactory CRA rating with the appropriate federal regulator. None of the subsidiary banks of Old National or ANB received any negative comments from its respective federal regulator in its last CRA examination relating to those ratings that were material and remain unresolved.

         The BHC Act and Federal Reserve regulations require publication or notice of, and the opportunity for public comment on, the application submitted by Old National for approval of the merger, and authorize the Federal Reserve to hold a public meeting in connection with the application if the Federal Reserve determines that a meeting would be appropriate. Any meeting or comments provided by third parties could prolong the period during which the application is subject to review by the Federal Reserve.

         Old National's rights to exercise its options under the option agreement are also subject to the prior approval of the Federal Reserve, to the extent that the exercise of the options under the option agreement would result in Old National owning more than 5% of the outstanding shares of ANB common stock. In considering whether to approve Old National's right to exercise its option, including its right to purchase more than 5% of the outstanding shares of ANB common stock, the Federal Reserve would generally apply the same statutory criteria it will apply to its consideration of the merger.

         -    INDIANA DEPARTMENT OF FINANCIAL INSTITUTIONS

         The merger requires the approval of the Indiana Department of Financial institutions ("DFI") under Chapter 28-2-14 of the Indiana Financial Institutions Act. In determining whether to approve the merger, the DFI will consider, among other factors, whether the merger will jeopardize the interests of depositors, creditors and the public, whether Old National proposes to provide adequate services in the communities served by ANB and whether the banks already controlled by Old National are operated in a safe, sound and prudent manner. Old National has filed the appropriate application with DFI.

         -    OHIO DIVISION OF FINANCIAL INSTITUTIONS

         The merger also requires the approval of the Ohio Division of Financial Institutions pursuant to Section 1115.06 of the Ohio Revised Code. The Ohio Division of Financial Institutiones will consider, among other factors, whether the merger would result in a monopoly in any of the markets served by ANB in Ohio and whether the financial condition of Old National might jeopardize the financial stability of ANB, in determining whether to approve the merger. Old National has filed a copy of the Federal Reserve notice with the Ohio DFI in satisfaction of its application requirements.


Accounting Treatment for the Merger

         Old National and ANB anticipate that the merger will be accounted for as a pooling of interests transaction under GAAP. Under this method of accounting, shareholders of Old National and ANB will be deemed to have combined their existing voting common stock interests by virtue of the exchange of shares of ANB common stock for shares of Old National common stock. Accordingly, the book value of the assets, liabilities and shareholders' equity of each of ANB, as reported on its consolidated balance sheet, will be carried over to the balance sheet of Old National and no goodwill will be created. The parties have prepared the unaudited, pro forma financial information contained in this document using the pooling of interests accounting method to account for the merger. See "Old National Bancorp Pro Forma Condensed Combined Financial Information".


Effective Time

         The merger will become effective at the close of business on the day and at the time specified in the Articles of Merger of ANB with and into Old National as filed with the Indiana Secretary of State. The effective time of the merger will occur on the later of (1) January 31, 2000 or (2) the last business day of the month following (a) the fulfillment of all conditions precedent to the merger set forth in the merger agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for approval of the merger, unless, in each case, otherwise mutually agreed to by Old National and ANB.

         Old National and ANB currently anticipate that merger will be consummated in February, 2000. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the merger.

Management, Personnel and Employee Benefits After the Merger

         Old National will be the surviving corporation in the merger and, upon consummation of the merger, the separate corporate existence of ANB will cease. Consequently, the directors and officers of ANB will no longer serve in such capacities after the effective time of the merger, except Kelly Stanley will become a director of Old National.

         American National Bank, Peoples Bank, Farmers State Bank and American National Trust will become wholly-owned subsidiaries of Old National. ANB Financial Planning will remain a wholly-owned subsidiary of American National Bank. The Boards of Directors and officers of all of ANB's subsidiaries serving at the effective time of the merger will continue as the Boards of Directors and officers of the respective subsidiary after the effective time of the merger. Following the effective time of the merger, Old National, as the sole shareholder of each of the subsidiaries, will have the ability to elect the Boards of Directors and officers of the subsidiaries. The current officers of the subsidiaries of ANB will continue in their respective positions after the merger, until the Board of Directors of each of the subsidiaries determines otherwise. Additionally, Old National has agreed to honor and abide by the terms of the employment agreements of ANB or its subsidiaries, which were in effect as of the date of the merger agreement.

         Those persons who are full-time officers or employees of the subsidiaries of ANB as of the effective time of the merger, provided that these persons continue as full-time officers or employees of the former subsidiaries of ANB or any other subsidiary of Old National after the effective time of the merger, will receive substantially the same employee benefits on substantially the same terms and conditions that Old National may offer to similarly situated officers and employees of its banking subsidiaries from time to time. In addition, years of service of an employee of ANB or any of its subsidiaries prior to the effective time of the merger will be credited to each such employee for purposes of eligibility under Old National's employee welfare benefit plans and for purposes of eligibility and vesting, but not for accrual or contributions, under the Old National Employees' Retirement Plan ("Old National Pension Plan"), the Old National Employees' Savings and Profit Sharing Plan ("Old National Profit Sharing Plan"), and the Old National Employee Stock Ownership Plan ("Old National ESOP").

         Those officers and employees of ANB or any of its subsidiaries who otherwise meet the eligibility requirements of the Old National Pension Plan, Old National Profit Sharing Plan and the Old National ESOP, based upon their age and years of service to ANB or any of its subsidiaries, will become participants under the Old National Pension Plan on the January 1st which coincides with or next follows the effective time of the merger, and will become participants under the Old National Profit Sharing Plan and the Old National ESOP on the first day of the calendar month which coincides with or next follows the effective time of the merger. Those officers and employees who do not meet the eligibility requirements of the Old National Pension Plan, Old National Profit Sharing Plan or the Old National ESOP on such date will become participants in these plans on the on the first "plan entry date" (as defined in the Old National Pension Plan, the Old National Profit Sharing Plan or the Old National ESOP, as the case may
be) which coincides with or next follows the date on which such eligibility requirements are satisfied.

         The ANB Corporation Savings and Incentive Plan ("ANB 401(k)") will be merged with the Old National Profit Sharing Plan. All account balances maintained under the ANB 401(k) Plan will become fully vested on the day on which the 401(k) Plan merger occurs. Until such 401(k) Plans are merged, ANB and its subsidiaries may continue to make contributions to the ANB 401(k) Plan so long as the contributions are in comparable amounts to past contributions to such plan.

         The ANB Corporation Employee's Pension Plan will be merged with the Old National Pension Plan as of the January 1 or July 1 that coincides with or next follows the effective time of the merger, or as soon as feasible after these dates. All benefits accrued under the ANB Pension Plan will become fully vested on the day on which the plan merger occurs. Until the date the pension plans are merged, ANB and its subsidiaries will contribute to the ANB Pension Plan at least the amounts necessary to prevent an accumulated funding deficiency, within the meaning of the Internal Revenue Code.

         The ANB Corporation Long Term Disability Plan will be terminated as of the effective time of the merger or as soon as administratively feasible after the effective time. The termination will not affect the benefits payable to employees entitled to disability benefits under the plan.

         The ANB Corporation Group Health Plan will be terminated as of the last day of the month in which the effective time of the merger occurs. Through the date of the termination of the Group Health Plan, ANB and it subsidiaries will continue to fund all expenses of the plan attributable to claims incurred on or prior to the date the Group Health Plan terminates. The ANB Corporation Sec. 125 Plan ("ANB Cafeteria Plan") will be terminated on the same day the ANB Corporation Group Health Plan is terminated. Until the date the ANB Cafeteria Plan terminates, ANB and its subsidiaries will continue to contribute to the plan the pre-tax amounts which the plan participants elect to defer from compensation in order to pay his or her portion of the cost of coverage under the ANB's Group Health Plan.

         The ANB Corporation Supplemental Executive Retirement Plan ("ANB SERP") will be terminated as of the effective time of the merger. The accumulated benefit obligations in the ANB SERP will be transferred to and become benefit obligations under the Old National Non-Qualified Defined Contribution Plan for Executive Employees of Old National.

         The ANB Corporation Group Term Life Insurance Plan will be terminated as of the first day of the first month following the effective time of the merger or as soon as administratively feasible after the effective time. ANB and its subsidiaries will continue to pay the insurance premiums necessary to continue the plan's death benefits until the plan is terminated.

         The ANB Corporation Directors' Deferred Compensation Plan will be merged with Old National's Directors' Deferred Compensation Plan as of the effective time of the merger or as administratively feasible thereafter. Until the plans are merged, ANB and its subsidiaries may continue to allow plan participants to elect to defer all or a portion of the director fees he or she would receive and to credit the fees to the director's individual account under the plan.

         The Stock Investment Plan of ANB will remain in effect and continue to be funded by employee and employer contributions through the effective time of the merger. As of the effective time of the merger, the shares of ANB common stock owned by each participant will be converted into whole shares of Old National common stock in the same manner as outstanding shares of ANB common stock held outside the plan by application of the exchange ratio. Fractional share interests resulting from the conversion will be paid in cash. The administrator of the ANB Stock Investment Plan will transfer the shares of Old National common stock held on behalf of each participant in the plan to the administrator of the Old National Direct Stock Purchase Plan and Dividend Reinvestment Plan. The converted shares will be held, administered and distributed or surrendered pursuant to the terms of the Old National Direct Stock Purchase Plan. However, the ANB participants' distribution rights cannot be materially adversely affected by the transfer of the converted shares to the Old National Plan.

         The ANB Corporation Severance Policy will be terminated as of the effective time of the merger. Individuals covered by the severance policy on the date of its termination will receive a severance benefit, if within twelve months after the effective time of the merger (a) his or her employment is terminated involuntarily without cause, (b) his or her compensation is materially reduced, or (c) he or she is assigned duties, without his or her consent, that are materially inconsistent with his or her duties prior to the date of the merger agreement. The individual's severance benefit will be a salary continuation, which will be the greater of (a) the amount the individual would have received under the terminated ANB Corporation Severance Policy had the policy not been terminated, or (b) the amount the individual would received under the Old National Severance Policy, if any, applicable to the individual.

Employment Agreement

         James R. Schrecongost, Vice Chairman, President and CEO of ANB, entered into a two-year employment agreement with Old National which becomes effective when the merger is completed. This employment agreement with Old National terminates Mr. Schrecongost's current employment agreement with ANB at the closing of the merger without any further payments or obligations thereunder. After the effective time of the merger, Mr. Schrecongost will be employed as the Chairman of Old National Trust Company; Old National Trust Company-Illinois; Old National Trust Company-Kentucky; and American National Trust and Investment Management Company, with an initial annual base salary of $255,000. Mr. Schrecongost also will serve as a member of the Chairman's Committee of Old National while employed by Old National.

         When the merger is completed, Old National will pay Mr. Schrecongost a signing bonus of $875,000. Additionally, Old National will grant to Mr. Schrecongost executive performance awards, stock options, stock appreciation rights, bonuses and other incentive grants at least in equal amounts and substantially the same as those awarded to other executives of Old National during the term of Mr. Schrecongost's employment agreement.

         In addition to this compensation, if Mr. Schrecongost (1) remains employed by Old National until the expiration of the employment agreement, (2) is terminated by Old National without "cause" (as defined in the employment agreement) during the term of the agreement, or (3) Mr. Schrecongost terminates his employment for any reason after the first anniversary of the agreement, Old National will pay Mr. Schrecongost a retention bonus of $65,000. However, if Old National terminates Mr. Schrecongost's employment for "cause" during the first year of the employment agreement, Mr. Schrecongost is not entitled to receive the retention bonus.

         If Old National terminates Mr. Schrecongost's employment with Old National, with or without cause, Old National must pay to Mr. Schrecongost, among other items, any unpaid portion of his base salary through the term of the agreement and a single lump sum payment of the amounts he is entitled to receive under Old National's Short Term Incentive Plan that are earned but unpaid for the year preceding termination and for the year during which termination occur. Additionally, Old National must cause all of Mr. Schrecongost's incentive compensation awards to be nonforfeitable and vested.

         Under the terms of the employment agreement, Mr. Schrecongost agrees not solicit any of Old National's customers or employees for a term of one year after his employment with Old National ends or the expiration of the term of the employment agreement. Additionally, Mr. Schrecongost agrees not to compete with Old National or be employed by Old National's competitors within Indiana and the counties in other states in which ANB has offices. This restriction is for a period of one year after Mr. Schrecongost's employment with Old National ends or the term of the employment agreement ends.

Agreement with Larry E. Thomas

         Larry E. Thomas, CFO of ANB, entered into an agreement with Old National which becomes effective when the merger is completed. Mr. Thomas is to continue employment for a period of 90 days following the closing of the merger and Old National will pay him at his current rate of salary. This agreement also provides that Old National will pay to Mr. Thomas $488,219 in a lump sum in satisfaction of the amounts owed under his current employment agreement with ANB due to the change of control of ANB resulting from the merger. Additionally, Old National will pay Mr. Thomas cash in an amount necessary to pay for the income taxes associated with the transfer to him of his split-dollar life insurance plan.

Stock Option Agreement

         GENERAL. At the time of the execution of the merger agreement, ANB entered into a stock option agreement which ANB granted Old National an irrevocable option to purchase from ANB up to 1,083,753 shares of ANB common stock or a lesser or greater amount of shares that is equal to 19.9% of the outstanding ANB common stock at the time the option is exercised, subject to certain adjustments. The exercise price of the ANB option is $27.70 per share, subject to certain adjustments. The following summary of aspects of the stock option agreement, which presents its material terms and conditions, is not a complete description of the terms and conditions of the stock option agreement and is qualified in its entirety by reference to the stock option agreement, which is attached to this document as Appendix B and is incorporated herein by reference.

         EXERCISE. The option becomes exercisable, in whole or in part and subject to regulatory approval, only if one of the following "exercise events" occurs or has occurred without the prior approval of Old National:

         - ANB or any of its subsidiaries accepts a proposal from, regardless of how conditional the proposal may be, or ANB or any of its subsidiaries executes a letter of intent, agreement in principle or other agreement (whether or not binding) with, any entity, person or group other than Old National to:

             1. acquire ANB by merger, consolidation, purchase of all or substantially all of ANB's or any of its subsidiaries assets or capital stock or any other similar transaction; or


             2. make a tender or exchange offer for any shares of ANB common stock or the capital stock of any of its subsidiaries.

         - Any entity, person or group, other than Old National, acquires the beneficial ownership of 15% or more of the shares of ANB common stock or the capital stock of any of its subsidiaries, and if:

             1. the entity, person or group (a) has publicly announced its opposition to the merger agreement or the merger or its intention not to vote the shares of ANB common stock it owns in favor of the merger agreement or merger and (b) has solicited or indicated its intention to solicit proxies or votes against the merger agreement or the merger; or

             2. the entity, person or group has proposed, indicated an intention to propose or entered into an agreement to merge, consolidate or otherwise combine with ANB or any of its subsidiaries.

         Instead of exercising the option if any of the events listed above occur, Old National may require ANB to pay it an amount equal to the difference between the highest price paid or to be paid by any entity, person or group for any share of ANB common stock (or the total amount of consideration paid for the assets of ANB or any subsidiary of ANB divided by the number of shares of ANB common stock outstanding) and Old National's purchase price for the shares covered by the option agreement.

         As of the date of this document, to the knowledge of Old National and ANB, no event has occurred that would allow Old National to exercise its option.

         REPURCHASE OF THE OPTION SHARES. The option agreement permits Old National to require that ANB repurchase any shares issued to Old National under the option agreement. The repurchase price is an amount which is equal to the highest price paid or to be paid by any entity, person or group for any share of ANB common stock in a transaction that triggers Old National's right to exercise the option (or the total amount of consideration paid for the assets of ANB divided by the number of shares of ANB common stock then outstanding) multiplied by the total number of shares to be repurchased. Additionally, ANB must pay Old National interest at the rate of 8% per annum from the date Old National purchases shares under the option agreement through the date of the repurchase of the shares.

         If Old National has purchased any shares under the option agreement and the merger agreement is terminated in accordance with its terms, ANB has the right to purchase, and Old National must sell to ANB, all of the shares of ANB purchased by Old National pursuant to the option agreement. The purchase price for each share held by Old National is computed in the same manner as if Old National required ANB to repurchase shares pursuant to the option agreement.

         EXPIRATION OF THE OPTION. Old National's ability to purchase shares of ANB common stock under the option agreement automatically expires:

         -   at the effective time of the merger with ANB;

         - 12 months after the first occurrence of an exercise event listed above; or

         - at the termination of the merger agreement prior to the occurrence of an exercise event; however, if Old National terminates the merger agreement in accordance with its terms, the option expires 12 months from the date of the termination of the merger agreement if Old National is not in wilful and material breach of any representation, warranty or covenant in the merger agreement.

         ADJUSTMENT. The option agreement provides for the adjustment to the number of shares and the exercise price of the option upon the occurrence of various changes to the capital structure of ANB or certain events or transactions.

         REGULATORY MATTERS. Some rights and obligations of Old National as the optionee and ANB as the issuer under the option agreement are subject to the receipt of the necessary regulatory approvals. Old National must obtain the approvals of the Federal Reserve Board and the Indiana Department of Financial Institutions to acquire more than 5% of the outstanding shares of ANB common stock.

         REGISTRATION RIGHTS. If Old National exercises its option and desires to sell any of the shares it purchased by exercise of the option, ANB must use its reasonable best efforts to assist Old National in complying with the federal and state laws that govern the sale of the shares no later than thirty days after Old National requests assistance. If ANB receives an opinion from its legal counsel that a registration statement is not required for the proposed sale of the shares, it then is not required to provide Old National with assistance in complying with the laws. Old National has additional rights if, at any time after it has exercised its option for all of the shares covered by the option agreement, ANB proposes to offer any of its equity securities for sale to the public. If ANB makes a public offering, it must give notice to Old National of its intent to do so. If Old National requests ANB to do so, ANB must include in ANB's registration statement the number of shares of ANB common stock Old National has acquired through exercise of the option which Old National identifies in the request. However, ANB does not need to include these shares in the registration statement if it receives an opinion of its legal counsel the shares do not need to be included in the registration statement in order for Old National to sell or distribute the shares.

Indemnification; Directors' and Officers' Liability Insurance

         The merger agreement provides that Old National will indemnify, defend and hold harmless any person who is or has been a director or officer of ANB or was serving at the request of ANB as a director or officer of any corporation, joint venture, trust employee benefit plan or other enterprise against all losses arising out of any claim that is based upon or in any way relates to any act or omission occurring at or prior to the effective time of the merger in the person's capacity as a director or officer. Old National will indemnify officers and directors of the subsidiaries of ANB following the effective time of the merger to the same extent it indemnifies other persons working in similar capacities for Old National or its subsidiaries. The merger agreement also provides that Old National will maintain in effect for not less than two years from the effective time of the merger the directors' and officers' liability insurance policies carried by ANB. However, Old National may substitute other liability insurance policies if the policies provide substantially similar coverage.

                         FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of the material federal income tax consequences to holders of ANB common stock who hold such stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. Special tax consequences may be applicable to particular classes of taxpayers, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers, traders in securities that elect to apply a mark-to-market method of accounting, persons that hold ANB common stock as part of a hedge, straddle or conversion transaction, persons who are not citizens or residents of the United States and shareholders who acquired their shares of ANB common stock through the exercise of an employee stock option or otherwise received as compensation. The following represents general information only and is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change possibly with retroactive effect. Tax considerations under state, local and foreign laws are not addressed in this document.

Tax Opinion

         Old National has requested the law firm of Krieg DeVault Alexander & Capehart, LLP and ANB has requested the law firm of Sullivan & Cromwell to render opinions that the merger to be effected pursuant to the merger agreement constitutes a tax-free reorganization under the Code to each party thereto and to the shareholders of ANB, except with respect to cash received by ANB's shareholders for fractional share interests of Old National common stock.

         In rendering their opinions, Krieg DeVault Alexander & Capehart, LLP and Sullivan & Cromwell may require and rely upon representations contained in letters received from Old National and ANB, and may rely on customary assumptions of certain facts. Under the merger agreement, the obligations of each of Old National and ANB to consummate the merger is conditioned upon the receipt of an opinion of their respective counsel substantially to the effect as set forth above. However, these legal opinions will not bind the Internal Revenue Service, which could take a different view.

Tax Consequences to Old National and ANB

         Assuming the merger of ANB with and into Old National is consummated as described in the merger agreement and constitutes a statutory merger under Indiana law, then for United States federal income tax purposes, the merger of ANB with and into Old National will constitute a tax-free reorganization. As a result, Old National and ANB will recognize neither gain nor loss as a result of the merger for federal income tax purposes.

Tax Consequences to ANB Shareholders

         -   ANB SHAREHOLDERS RECEIVING SOLELY OLD NATIONAL COMMON STOCK

         An ANB shareholder who receives solely Old National common stock in exchange for shares of ANB common stock will not recognize any gain or loss upon such exchange for federal income tax purposes. See the later paragraph for a discussion of the tax consequences of the receipt of cash in lieu of fractional share interests of Old National common stock.

         The aggregate adjusted tax basis of the shares of Old National common stock received in the exchange (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of ANB common stock surrendered, and the holding period of the Old National common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of such surrendered shares.

         -   CASH RECEIVED FOR FRACTIONAL SHARES

         An ANB shareholder who receives cash for a fractional share interest of Old National common stock will be treated as having received such fraction of a share of Old National common stock and then as having received cash in redemption of the fractional share interest, subject to the provisions of
Section 302 of the Code. That deemed redemption will be treated as a sale of the fractional share, unless it is both "essentially equivalent to a dividend" and is not "substantially disproportionate" with respect to the ANB shareholder. If treated as a sale and not a dividend, the ANB shareholder will recognize capital gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of ANB common stock allocable to the fractional interest. This capital gain or loss will be long term gain or loss if, as of the date of the merger, the holding period for the shares of ANB common stock is greater than one year.

         -   BACKUP WITHHOLDING AND INFORMATION REPORTING

         Payments of cash to a person surrendering shares of ANB common stock may be subject to information reporting and "backup" withholding at a rate of 31% of the cash payable, unless such person furnishes its taxpayer identification number in the manner prescribed in applicable Treasury regulations, certifies that the number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments under the backup withholding rules will be allowed as a refund or credit against federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

         THE INTERNAL REVENUE SERVICE HAS NOT VERIFIED THE FEDERAL INCOME TAX CONSEQUENCES DISCUSSION SET FORTH ABOVE. THE DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. OLD NATIONAL AND ANB URGE SHAREHOLDERS TO CONSULT WITH THEIR TAX ADVISOR WITH RESPECT TO ALL TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND ANY OTHER TAX CONSEQUENCES.

                           COMPARATIVE PER SHARE DATA

Nature of Trading Market

         -  OLD NATIONAL

         Shares of Old National common stock are traded in the over-the-counter market and share prices are reported by the Nasdaq National Market System under the symbol OLDB. On July 29, 1999, the business day immediately preceding the public announcement of the merger, the closing price of Old National common stock reported by the Nasdaq National Market System was $28.51 per share. On _______________, 2000, the closing price of Old National common stock reported by the Nasdaq National Market System was $_____ per share. The following table sets forth, for the periods indicated, the high and low per share closing prices of Old National common stock as reported by the Nasdaq National Market System. The prices shown below have been adjusted for all stock splits and stock dividends paid by Old National.

                                                      PRICE RANGE OF
                                                       COMMON STOCK
                                                HIGH                    LOW
                                                ----                    ---
                1997
                ----
First Quarter                          $       21.74          $        20.88
Second Quarter                                 25.63                   21.59
Third Quarter                                  26.21                   25.19
Fourth Quarter                                 28.65                   25.63

                1998
                ----
First Quarter                          $       28.87          $        27.22
Second Quarter                                 29.63                   28.87
Third Quarter                                  33.70                   28.91
Fourth Quarter                                 35.37                   30.39

                1999
                ----
First Quarter                          $       35.00          $        28.57
Second Quarter                                 33.57                   28.57
Third Quarter                                  30.00                   26.43
Fourth Quarter                                 32.08                   27.50

         -  ANB

         Shares of ANB common stock also are traded in the over-the-counter market and share prices are reported by the Nasdaq National Market System under the symbol ANBC. On July 29, 1999, the closing price of ANB common stock reported by the Nasdaq National Market System was $28.25. On _______________, 2000, the closing price of ANB common stock was $__________, as reported by the Nasdaq National Market System. The table below sets forth, for the periods indicated, the high and low per share closing prices of ANB common stock as reported by the Nasdaq National Market System.


                                       PRICE RANGE OF
                                        COMMON STOCK
                                    HIGH           LOW
                                    ----           ---
                 1997
                 ----
First Quarter                   $    19.75        18.50
Second Quarter                       19.50        18.00
Third Quarter                        21.88        19.50
Fourth Quarter                       26.25        21.50

                                      PRICE RANGE OF
                                       COMMON STOCK
                                  HIGH             LOW
                                  ----             ---
                 1998
                 ----
First Quarter                $      28.63         26.00
Second Quarter                      29.00         27.88
Third Quarter                       28.13         25.63
Fourth Quarter                      25.75         22.50

                 1999
                 ----
First Quarter                $      23.88         20.00
Second Quarter                      23.13         19.44
Third Quarter                       35.75         23.38
Fourth Quarter                      40.75         34.19


Dividends

         The following table sets forth the per share cash dividends paid on shares of Old National common stock and ANB common stock since January 1, 1997. All dividends have been adjusted to give effect to their respective stock dividends and stock splits (if any).


                              OLD NATIONAL              ANB
                                 COMMON                COMMON
                                STOCK (1)             STOCK (2)
                              ------------          ----------
                1997
                ----
First Quarter                $     0.13              $    0.15
Second Quarter                     0.13                   0.15
Third Quarter                      0.13                   0.17
Fourth Quarter                     0.14                   0.17

                1998
                ----
First Quarter                $     0.13              $    0.17
Second Quarter                     0.14                   0.17
Third Quarter                      0.14                   0.19
Fourth Quarter                     0.14                   0.19

                              OLD NATIONAL              ANB
                                 COMMON                COMMON
                                STOCK (1)             STOCK (2)
                              ------------          ----------
                1999
                ----
First Quarter                 $    0.15             $   0.19
Second Quarter                     0.16                 0.19
Third Quarter                      0.16                 0.19
Fourth Quarter                     0.16                 0.19


(1) The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of Old National and its subsidiaries, applicable government regulations and other factors the Old National Board considers relevant. The dividend policies are subject to the discretion of the Old National Board. For certain restrictions on the payment of dividends on shares of Old National common stock, see "Comparison of Common Stock -- Dividend Rights."
(2) The merger agreement provides that ANB may continue to pay its customary quarterly dividends of up to $0.19 per share. Certain subsidiaries may pay cash dividends to ANB in the ordinary course of business for payment of reasonable and necessary business and operating expenses of ANB and to provide funds for ANB's dividends.

EXISTING AND PRO FORMA PER SHARE INFORMATION

         The following table sets forth certain historical, pro forma and equivalent information. The data is based on historical financial statements and the pro forma financial information included on pages ___ through ____ and has been restated to give effect to all stock dividends, including the 5% stock dividend issued by Old National on January 28, 1999, the 5% stock dividend declared by Old National on December 9, 1999 and a three-for-two stock split paid on May 24, 1999. Equivalent per share data is calculated by multiplying the pro forma Old National information by the exchange ratio of 1.3125 provided by the merger agreement.


                                                                   As Reported
                                             ------------------------------------------------
                                                                   Cash           Book Value
            Old National                     Net Income (1)      Dividends      at Period End
------------------------------------         -------------     -----------      -------------
Nine months ended September 30, 1999           1.30               0.47             10.75
Year Ended December 31,
                    1998                       1.54               0.55             10.86
                    1997                       1.40               0.53             10.41
                    1996                       1.25               0.50              9.77

                                                                   As Reported
                                             -----------------------------------------------
                                                                  Cash           Book Value
                ANB                          Net Income (1)     Dividends      at Period End
------------------------------------         -------------     ----------      -------------
Nine months ended September 30, 1999          $    1.15          0.57             13.41
Year ended December 31,
                    1998                           1.57          0.72             13.04
                    1997                           1.50          0.64             12.26
                    1996                           1.31          0.55             11.30


                                                                            Net Income (1)
                                               ------------------------------------------------------------------
                                                Old National          ANB          Old National          ANB
                                                Pro Forma (2)   Equivalent(2)     Pro Forma(3)     Equivalent(3)
                                               -------------    ------------      ------------     -------------
Nine months ended September 30, 1999             $   1.24              1.63             1.24           1.63
Year ended December 31,
                    1998                             1.49              1.96             1.49           1.96
                    1997                             1.37              1.80             1.37           1.80
                    1996                             1.22              1.60             1.22           1.60


                                                                          Cash Dividends
                                               ------------------------------------------------------------------
                                                Old National          ANB          Old National          ANB
                                                Pro Forma(2)     Equivalent(2)     Pro Forma(3)     Equivalent(3)
                                               ------------     -------------     ------------      ------------
Nine months ended September 30, 1999             $    0.47          0.62             0.47              0.62
Year ended December 31,
                    1998                              0.55          0.72             0.55              0.72
                    1997                              0.53          0.70             0.53              0.70
                    1996                              0.50          0.66             0.50              0.66


                                                                       Shareholders' Equity
                                                ----------------------------------------------------------------
                                                Old National          ANB          Old National          ANB
                                                Pro Forma(2)     Equivalent(2)     Pro Forma(3)     Equivalent(3)
                                                -----------      ------------      -----------     -------------
As of September 30, 1999                         $   10.68          14.02            10.64             13.96

As of December 31, 1998                              10.71          14.06            10.63             13.95

                                            Market Value of Common Stock
                                       --------------------------------------
                                       Old National            ANB Equivalent
                                       ------------            --------------
As of July 29, 1999 (4)                $    28.63                  37.58

-----------------------------------------------

(1) Only includes net income from continuing operations for Old National. Old National's and ANB's basic earnings per share.
(2) Considers the pending merger with ANB. See "Pro Forma Condensed Combined Financial Information."
(3) Considers the pending merger with ANB and the pending merger as of September 30, 1999 with Heritage Financial Services, Inc. See "Pro Forma Condensed Combined Financial Information."
(4) Represents the last business day prior to the public announcement of the proposed merger of ANB and Old National.

                              OLD NATIONAL BANCORP
               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                                   (UNAUDITED)

         The accompanying financial statements present a Pro Forma Condensed Combined Balance Sheet of Old National as of September 30, 1999 and Pro Forma Condensed Combined Statements of Income for the nine months ended September 30, 1999 and for the years ended December 31, 1998, 1997, and 1996.

         The Pro Forma Condensed Combined Statements of Income for the nine months ended September 30, 1999 and the years ended December 31, 1998, 1997 and 1996 are presented giving effect to the pending merger as of January 1 of each of the years presented.

         The pro forma information is based upon historical financial statements. The assumptions give effect to the proposed merger under the pooling of interests method of accounting. The information has been prepared in accordance with the rules and regulations of the SEC and is provided for comparative purposes only. The information does not purport to be indicative of the results that actually would have occurred had the merger been effected on January 1 of the years presented.

                              OLD NATIONAL BANCORP
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            As of September 30, 1999
                       (Unaudited - Dollars in Thousands)


                                                                          ANB
                     ASSETS                           Old National    Corporation        Adjustments       Pro Forma
-------------------------------------------------   ---------------  ---------------   ---------------  ---------------
Cash and due from banks..........................   $       156,439  $        27,104                    $       183,543
Money market investments.........................            11,917            5,877                             17,794
Investment securities............................         1,725,378          116,832                          1,842,210
Loans............................................         4,796,556          653,678                          5,450,234
Reserve for loan losses..........................          (58,117)          (5,532)                           (63,649)
Excess cost over assets acquired.................            14,077           11,220                             25,297
Other intangibles                                                 0                0                                  0
Premises and equipment...........................            90,880           13,601                            104,481
Other assets.....................................           226,177           11,096                            237,273
                                                    ---------------  ---------------   ---------------  ---------------
                                                    $     6,963,307  $       833,876   $             0  $     7,797,183
                                                    ===============  ===============   ===============  ===============
LIABILITIES AND
SHAREHOLDERS' EQUITY
Deposits.........................................   $     5,025,330  $       676,642                    $     5,791,972
Medium term notes................................            96,300                0                             96,300
Subordinated debentures..........................            17,808                0                             17,808
Other borrowings.................................         1,220,824           77,991                          1,298,815
Other liabilities................................            88,110            5,668                             93,778
                                                    ---------------  ---------------   ---------------  ---------------
         Total liabilities.......................         6,448,372          760,301                 0        7,208,673
                                                    ---------------  ---------------   ---------------  ---------------

Common stock.....................................            45,635            5,485             1,714(a)        52,834
Capital surplus..................................           331,711           13,622           (1,714)(a)       343,619
Retained earnings................................           154,632           55,097                            209,729
Net unrealized gain..............................           (17,043)            (629)                           (17,672)
                                                    ---------------  ---------------   ---------------  ---------------
         Total shareholders' equity..............           514,935           73,575                 0          588,510
                                                    ---------------  ---------------   ---------------  ---------------
                                                    $     6,963,307  $       833,876   $             0  $     7,797,183
                                                    ===============  ===============   ===============  ===============

Outstanding common shares........................            47,917                                              55,116
                                                    ===============                                     ===============
Shareholders' equity per share...................             10.75                                               10.68
                                                    ===============                                     ===============


                     ASSETS                                 Heritage        Adjustments       Pro Forma
-------------------------------------------------       ---------------  ----------------  ---------------
Cash and due from banks..........................       $         9,063                    $       192,606
Money market investments.........................                 2,040                             19,834
Investment securities............................                27,649                          1,869,859
Loans............................................               182,777                          5,633,011
Reserve for loan losses..........................               (2,650)                           (66,299)
Excess cost over assets acquired.................                    16                             25,313
Other intangibles                                                   412                                412
Premises and equipment...........................                11,187                            115,668
Other assets.....................................                 3,540                            240,813
                                                        ---------------  ----------------  ---------------
                                                        $       234,034  $              0  $     8,031,217
                                                        ===============  ================  ===============
LIABILITIES AND
SHAREHOLDERS' EQUITY
Deposits.........................................       $       198,861                    $     5,900,833
Medium term notes................................                     0                             96,300
Subordinated debentures..........................                     0                             17,808
Other borrowings.................................                13,701                          1,312,516
Other liabilities................................                 2,533                             96,311
                                                        ---------------  ----------------  ---------------
         Total liabilities.......................               215,095                 0        7,423,768
                                                        ---------------  ----------------  ---------------

Common stock.....................................                 1,210               791(b)        54,835
Capital surplus..................................                 6,671             (791)(b)       349,499
Retained earnings................................                11,305                            221,034
Net unrealized gain..............................                  (247)                           (17,919)
                                                        ---------------  ----------------  ---------------
         Total shareholders' equity..............                18,939                 0          607,449
                                                        ---------------  ----------------  ---------------
                                                        $       234,034  $              0  $     8,031,217
                                                        ===============  ================  ===============

Outstanding common shares........................                                                   57,117
                                                                                           ===============
Shareholders' equity per share...................                                                    10.64
                                                                                           ===============


-----------------------------------------------------
See "Notes to Pro Forma Condensed Combined financial Information."

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
       (Unaudited - Dollars in Thousands, Except Share and Per Share Data)


                                                                           As Reported                           As Reported
                                                                   --------------------------               ---------------------
                                                                                      ANB
                                                                   Old National   Corporation   Pro Forma   Heritage   Pro Forma
                                                                   ------------   -----------   ---------   --------   ----------
Interest income .................................................   $362,574       $ 41,947      $404,521   $ 13,905   $418,426
Interest expense ................................................    183,722         18,402       202,124      5,930    208,054
                                                                    --------       --------      --------   --------   --------
Net interest income .............................................    178,852         23,545       202,397      7,975    210,372
Provision for loan losses .......................................      8,437          1,090         9,527      1,079     10,606
                                                                    --------       --------      --------   --------   --------
Net interest income after provision for loan losses .............    170,415         22,455       192,870      6,896    199,766
Noninterest income ..............................................     50,186          8,299        58,485      3,063     61,548
Noninterest expense .............................................    134,696         20,941       155,637      6,464    162,101
                                                                    --------       --------      --------   --------   --------
Income before income taxes ......................................     85,905          9,813        95,718      3,495     99,213
Provision for income taxes ......................................     23,057          3,568        26,625      1,209     27,834
                                                                    --------       --------      --------   --------   --------
Net income from continuing operations ...........................     62,848          6,245        69,093      2,286     71,379
Discontinued operations .........................................      3,483              0         3,483          0      3,483
                                                                    --------       --------      --------   --------   --------
Net income ......................................................   $ 66,331       $  6,245      $ 72,576   $  2,286   $ 74,862
                                                                    ========       ========      ========   ========   ========
Net income from continuing operations per common share:  (c)
         Assuming no dilution ...................................   $   1.30                     $   1.24              $   1.24
                                                                    ========                     ========              ========
         Assuming full dilution .................................   $   1.26                     $   1.21              $   1.21
                                                                    ========                     ========              ========
Weighted average common shares outstanding:  (c)
         Assuming no dilution ...................................     48,393                       55,526                57,450
                                                                    ========                     ========              ========
         Assuming full dilution .................................     50,232                       57,486                59,413
                                                                    ========                     ========              ========


See "Notes to Pro Forma Condensed Combined financial Information."

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
       (Unaudited - Dollars in Thousands, Except Share and Per Share Data)


                                                                           As Reported                           As Reported
                                                                   --------------------------               ---------------------
                                                                                      ANB
                                                                   Old National   Corporation   Pro Forma     Heritage  Pro Forma
                                                                   ------------   -----------   ---------    ---------  ----------
Interest income .................................................   $ 456,528    $  50,174      $ 506,702    $  16,813   $ 523,515
Interest expense ................................................     231,614       22,665        254,279        7,411     261,690
                                                                    ---------    ---------      ---------    ---------   ---------
Net interest income .............................................     224,914       27,509        252,423        9,402     261,825
Provision for loan losses .......................................      12,160        1,502         13,662        1,325      14,987
                                                                    ---------    ---------      ---------    ---------   ---------
Net interest income after provision for loan losses .............     212,754       26,007        238,761        8,077     246,838
Noninterest income ..............................................      58,891       10,282         69,173        3,952      73,125
Noninterest expense .............................................     167,937       23,628        191,565        7,553     199,118
                                                                    ---------    ---------      ---------    ---------   ---------
Income before income taxes ......................................     103,708       12,661        116,369        4,476     120,845
Provision for income taxes ......................................      29,573        4,205         33,778        1,624      35,402
                                                                    ---------    ---------      ---------    ---------   ---------
Net income from continuing operations ...........................      74,135        8,456         82,591        2,852      85,443
Discontinued operations .........................................      (9,854)           0         (9,854)           0      (9,854)
                                                                    ---------    ---------      ---------    ---------   ---------
Net income ......................................................   $  64,281    $   8,456      $  72,737    $   2,852   $  75,589
                                                                    =========    =========      =========    =========   =========
Net income from continuing operations per common share:  (c)
         Assuming no dilution ...................................   $    1.54                   $    1.49                $    1.49
                                                                    =========                   =========                =========
         Assuming full dilution .................................   $    1.49                   $    1.45                $    1.46
                                                                    =========                   =========                =========
Weighted average common shares outstanding:  (c)
         Assuming no dilution ...................................      48,204                      55,274                   57,161
                                                                    =========                   =========                =========
         Assuming full dilution .................................      50,373                      57,594                   59,489
                                                                    =========                   =========                =========

See "Notes to Pro Forma Condensed Combined financial Information."

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
       (Unaudited - Dollars in Thousands, Except Share and Per Share Data)


                                                                 As Reported                           As Reported
                                                            -------------------------              ---------------------
                                                                              ANB
                                                            Old National  Corporation Pro Forma    Heritage    Pro Forma
                                                            ------------  ----------- ---------    ---------  ----------
Interest income ..........................................   $ 435,038    $  46,862   $ 481,900    $  13,616   $ 495,516
Interest expense .........................................     216,868       20,785     237,653        5,922     243,575
                                                             ---------    ---------   ---------    ---------   ---------
Net interest income ......................................     218,170       26,077     244,247        7,694     251,941
Provision for loan losses ................................      13,562        1,027      14,589          676      15,265
                                                             ---------    ---------   ---------    ---------   ---------
Net interest income after provision for loan losses ......     204,608       25,050     229,658        7,018     236,676
Noninterest income .......................................      51,104        7,944      59,048        3,476      62,524
Noninterest expense ......................................     158,631       20,851     179,482        6,869     186,351
                                                             ---------    ---------   ---------    ---------   ---------
Income before income taxes ...............................      97,081       12,143     109,224        3,625     112,849
Provision for income taxes ...............................      28,998        4,102      33,100        1,323      34,423
                                                             ---------    ---------   ---------    ---------   ---------
Net income from continuing operations ....................      68,083        8,041      76,124        2,302      78,426
Discontinued operations ..................................      (5,005)           0      (5,005)           0      (5,005)
                                                             ---------    ---------   ---------    ---------   ---------
Net income ...............................................   $  63,078    $   8,041   $  71,119    $   2,302   $  73,421
                                                             =========    =========   =========    =========   =========
Net income from continuing operations per common share:  (c)
         Assuming no dilution.................... ........   $    1.40                $    1.37                $    1.37
                                                             =========                =========                =========
         Assuming full dilution...........................   $    1.36                $    1.33                $    1.33
                                                             =========                =========                =========
Weighted average common shares outstanding:  (c)
         Assuming no dilution.............................      48,488                   55,510                   57,343
                                                             =========                =========                =========
         Assuming full dilution...........................      51,135                   58,290                   60,143
                                                             =========                =========                =========


See "Notes to Pro Forma Condensed Combined financial Information."

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
       (Unaudited - Dollars in Thousands, Except Share and Per Share Data)


                                                                 As Reported                          As Reported
                                                           -------------------------             ---------------------
                                                                             ANB
                                                           Old National  Corporation  Pro Forma   Heritage  Pro Forma
                                                           ------------  -----------  ---------  ---------  ----------
Interest income ..........................................   $405,669      $ 44,431   $450,100   $ 10,846     $460,946
Interest expense .........................................    196,289        19,848    216,137      4,629      220,766
                                                             --------      --------   --------   --------     --------
Net interest income ......................................    209,380        24,583    233,963      6,217      240,180
Provision for loan losses ................................     11,082         1,156     12,238        485       12,723
                                                             --------      --------   --------   --------     --------
Net interest income after provision for loan losses ......    198,298        23,427    221,725      5,732      227,457
Noninterest income .......................................     47,402         7,362     54,764      3,372       58,136
Noninterest expense ......................................    156,720        20,344    177,064      5,780      182,844
                                                             --------      --------   --------   --------     --------
Income before income taxes ...............................     88,980        10,445     99,425      3,324      102,749
Provision for income taxes ...............................     26,293         3,375     29,668      1,219       30,887
                                                             --------      --------   --------   --------     --------
Net income from continuing operations ....................     62,687         7,070     69,757      2,105       71,862
Discontinued operations ..................................        494             0        494          0          494
                                                             --------      --------   --------   --------     --------
Net income ...............................................   $ 63,181      $  7,070   $ 70,251   $  2,105     $ 72,356
                                                             ========      ========   ========   ========     ========
Net income from continuing operations per common share:  (c)
         Assuming no dilution....................            $   1.25                 $   1.22                $   1.22
                                                             ========                 ========                ========
         Assuming full dilution..................            $   1.22                 $   1.19                $   1.19
                                                             ========                 ========                ========
Weighted average common shares outstanding:  (c)
         Assuming no dilution....................              50,134                   57,211                  58,982
                                                             ========                 ========                ========
         Assuming full dilution..................              52,772                   59,973                 61,785
                                                             ========                 ========                ========



See "Notes to Pro Forma Condensed Combined financial Information."

                              OLD NATIONAL BANCORP
           NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(a) Exchange of 100% of ANB common stock for 7,198,671 shares of Old National common stock.

(b) Exchange of 100% of Heritage Financial Services, Inc. common stock for 2,001,166 of Old National common stock.

(c) Net income per share on a fully diluted basis assumes the conversion of Old National's convertible subordinated debentures.

                           DESCRIPTION OF OLD NATIONAL

Overview

         Old National is a bank holding company that operates 119 banking offices and 174 ATM locations in Indiana, Illinois and Kentucky through its bank subsidiaries. These banks provide a wide range of financial services, including:

         -         commercial, consumer and real estate loans;
         -         deposit products;
         -         issuing and servicing credit cards;
         -         leasing;
         -         letters of credit; and
         -         safe deposit facilities.

         Old National also owns nonbank subsidiaries which provide additional financial services incidental to its operations, including:

         -         securities brokerage services;
         -         fiduciary and trust services;
         -         investment services; and
         - issuance and reinsurance of credit life, accident, health, life, property and casualty insurance.

         Old National was incorporated in 1982 in the State of Indiana. It began its acquisition program in 1985 and has acquired 38 financial institutions since that time. Old National continues to explore opportunities to acquire banks, savings associations and nonbank companies and is currently reviewing and analyzing potential acquisitions, as well as engaging in discussions or negotiations concerning potential acquisitions. It is possible that none of these discussions or negotiations will result in definitive agreements or consummated acquisitions. Any acquisitions may be pending or completed prior to the completion of the merger.

         Old National's principal office is located at 420 Main Street, Evansville, Indiana 47708. Its telephone number is (812) 464-1434.



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


Supervision and Regulation

         As a bank holding company, Old National is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. For a discussion of certain of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and certain specific information relevant to Old National, see Old National's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 which is incorporated by referenced into this document.

         This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders or creditors. The various government rules, regulations and requirements that apply to Old National impact its business and activities. A change in applicable statutes, rules, regulations and requirements that apply to Old National impact its business and activities may have a material effect on Old National's business and earnings. In addition, Old National's business and earnings are affected by general economic conditions, legislation and actions of regulatory authorities.

         Under policy of the Federal Reserve, a bank holding company is expected to act as a source of financial strength for its bank subsidiaries and to commit resources to support such banks. As a result, the Federal Reserve may require Old National to commit resources to its bank subsidiaries.

         On November 12, 1999, the President signed into law comprehensive legislation that modernizes the financial services industry for the first time in decades. The legislation permits bank holding companies to conduct essentially unlimited securities and insurance activities, in addition to other activities determined by the Federal Reserve to be related to financial services. As a result, Old National would be able to underwrite and sell securities and insurance. It would also be able to acquire, or be acquired by, brokerage firms and insurance underwriters. Old National has not had an opportunity to assess the impact of the legislation on its operations, but at the present time does not anticipate significant changes in its products or services.

Recent Developments

         On September 22, 1999, Old National registered $200 million in capital securities of wholly-owned business trusts. Following the effective date of the registration statement related to those securities, Old National may begin selling these securities.

         On December 9, 1999, Old National declared a 5% stock dividend to its shareholders of record on January 7, 2000 and payable on January 28, 2000. References to the exchange ratio contained in this document have been adjusted from 1.25 to 1.3125 pursuant to the merger agreement to give effect to the stock dividend and references to Old National's per share information have been adjusted to give effect to the stock dividend.

         On December 20, 1999, Old National announced that it had agreed to acquire Permanent Bancorp and Permanent Bank, each located in Evansville, Indiana, in a stock exchange for stock transaction valued at approximately $92 million. Permanent Bancorp has assets of approximately $500 million.

         On December 31, 1999, Old National, through a subsidiary bank of Old National, acquired Sycamore Agency, located in Terre Haute, Indiana, through a share exchange valued at approximately $10.8 million. Sycamore operates a general insurance agency with a focus on commercial property and casualty business.

Incorporation of Certain Information by Reference

         The foregoing information concerning Old National does not purport to be complete. Certain information relating to the executive compensation, various benefit plans (including stock option plans), voting securities, including the principal holders of those securities, certain relationships and related transactions and other matters as to Old National is incorporated by reference from or set forth in Old National's Annual Report on Form 10-K for the year ended December 31, 1998 and other documents filed by Old National and listed under "Where You Can Find More Information" in this document, which are specifically incorporated herein by reference. If you desire copies of any of these documents, you may contact Old National at its address or telephone number indicated under "Where You Can Find More Information."

                               DESCRIPTION OF ANB

Business

         ANB is a multibank company with a trust company and three affiliate banks located in Indiana and Ohio and engages in the business of commercial banking and trust and asset management. ANB provides its commercial banking, trust and asset management products and services through 33 affiliated offices throughout northeastern Indiana and western Ohio. As of September 30, 1999, ANB had consolidated assets of approximately $834 million. ANB conducts its business through its financial


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


institutions and trust subsidiaries, American National Bank and Trust, American National Trust and Investment Management Company, Peoples Loan and Trust Bank and Farmers State Bank. These subsidiaries provide a broad range of financial services to their customers.

         ANB's principal office is located at 120 West Charles Street, Muncie, Indiana 47305. Its telephone number is (765) 747-7600.

Incorporation of Certain Information by Reference

         The foregoing information concerning ANB does not purport to be complete. Certain information relating to the executive compensation, various benefit plans (including stock option plans), voting securities, including the principal holders of those securities, certain relationships and related transactions and other matters as to ANB is incorporated by reference from or set forth in ANB's Annual Report on Form 10-K for the year ended December 31, 1998 and other documents filed by ANB and listed under "Where You Can Find More Information" in this document, which are specifically incorporated herein by reference. If you desire copies of any of these documents, you may contact ANB at its address or telephone number indicated under "Where You Can Find More Information."

                           COMPARISON OF COMMON STOCK

         Following the merger, the rights of former ANB shareholders will be governed by the laws of the State of Indiana, the state in which Old National is incorporated, and by Old National's Articles of Incorporation, as amended and Old National's By-Laws, as amended. The rights of the shareholders of ANB are presently governed by the laws of the State of Indiana, the state in which ANB is incorporated, and by ANB's Articles of Incorporation, as amended and By-Laws, as amended. The rights of the shareholders of ANB differ in certain respects from the rights they will have as Old National shareholders, including for anti-takeover measures and the vote required for the amendment of significant provisions of the articles of incorporation and for the approval of significant corporate transactions. The following summary comparison of Old National common stock and ANB common stock includes all material differences in the rights accruing to holders of such shares but does not purport to be complete and is qualified in its entirety by reference to Old National's and ANB's Articles of Incorporation and their By-Laws.

Authorized But Unissued Shares

         -   OLD NATIONAL

         Old National's Articles of Incorporation authorize the issuance of 75,000,000 shares of Old National Common Stock, of which approximately 47.9 million shares were outstanding as of September 30, 1999. The remaining authorized but unissued shares of common stock may be issued upon authorization of the Board of Directors of Old National without prior shareholder approval. Old National has 2,000,000 shares of preferred stock authorized. These shares are available to be issued, without prior shareholder approval, in classes with relative rights, privileges and preferences determined for each class by the Board of Directors of Old National. No shares of preferred stock are presently outstanding.

         The Board of Directors of Old National has authorized a series of preferred stock designated as Series A preferred stock. The Board of Directors of Old National has designated 200,000 shares of Series A preferred stock in connection with the shareholder rights plan of Old National. The Old National Series A preferred stock may not be issued except upon exercise of certain rights ("Rights") pursuant to such shareholder rights plan. No shares of Series A preferred stock have been issued as of the date of this Proxy Statement. See "Comparison of Common Stock -- Anti-Takeover Provisions -- Old National's Shareholder Rights Plan" below.

         As of September 30, 1999, Old National had approximately 500,000 shares of Old National common sock reserved for issuance under Old National's Stock Purchase and Discounted Dividend Reinvestment Plan and 1.4 million shares of its common stock reserved for issuance upon conversion of its outstanding 8% convertible subordinated debentures. Such debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of Old National common stock at a conversion rate of 81.39 shares per $1,000 principal amount of debentures (equivalent to a conversion price of approximately $12.29 per share), subject to adjustment in certain events.

         The issuance of additional shares of Old National common stock or the issuance of Old National preferred stock may adversely affect the interests of Old National shareholders.

         -   ANB

         ANB's Articles of Incorporation authorizes the issuance of 20,000,000 shares of ANB common stock, of which 5,484,702 were issued and outstanding as of September 30, 1999. ANB has 250,000 shares of preferred stock authorized. No shares of preferred stock are presently outstanding. Following the merger, each outstanding share of ANB common stock will convert to the right to receive 1.3125 shares of Old National common stock, as adjusted for the 5% stock dividend declared by Old National on December 9, 1999, and subject to further adjustment for stock dividends and stock splits. See "Proposed Merger -- Conversion of ANB Common Stock."

Preemptive Rights

         As permitted by Indiana law, Old National's Articles of Incorporation do not provide for preemptive rights to subscribe for any new or additional Old National common stock or other securities. Preemptive rights may be granted to Old National's shareholders if Old National's Articles of Incorporation are amended accordingly. Under ANB's Articles of Incorporation, shareholders of ANB do not have preemptive rights to subscribe for any new or additional ANB common stock or other securities.

Dividend Rights

         The holders of common stock of Old National and ANB are entitled to dividends and other distributions when, as and if declared by their respective boards of directors out of funds legally available therefor. Old National or ANB may not pay a dividend if, after giving it effect, (1) Old National or ANB, respectively, would not be able to pay its debts as they become due in the usual course of business, or (2) Old National's or ANB's respective total assets would be less than the sum of its total liabilities plus, unless Old National's or ANB's respective Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend if Old National or ANB respectively were to be dissolved at the time of the dividend.

         The amount of dividends, if any, that may be declared by Old National in the future will necessarily depend upon many factors, including, without limitation, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since Old National is primarily dependent upon dividends paid by its subsidiaries for its revenues), the discretion of Old National's Board of Directors and other factors that may be appropriate in determining dividend policies.

         Cash dividends paid to Old National by its Illinois-chartered affiliate banks are limited by Illinois law to the bank's net profits then on hand, less losses and statutorily-defined bad debts. Cash dividends paid to Old National by its Kentucky-chartered affiliate banks are limited by Kentucky law to so much of the net profits of the banks, after deducting all expenses, losses, bad or suspended debts and interest and taxes accrued or due from the banks, as the boards of directors of the banks deem expedient. In addition, the approval of the Kentucky Commissioner of Banks is required if the total of all dividends declared by a Kentucky bank in any calendar year exceeds the bank's net profit for that year and the net retained profits from the preceding two years, less any transfers to surplus or a fund for retirement of preferred stock or debt. Old National's national affiliate banks and Indiana-chartered affiliate banks may pay cash dividends on their common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years. Cash dividends paid to ANB by Farmers State Bank, as an Ohio-chartered bank, are limited by Ohio law to the undivided profits of the Farmers. However, prior to the declaration of any dividend, the Bank must have made all required allocations to reserves for losses or contingencies. In addition, the approval of the Ohio Superintendent of Financial Institutions is required if the total dividends declared by Farmers in any year exceeds the total of its net income for that year combined with its retained net income of the preceding two years.

         Dividends paid by Old National's affiliate banks will ordinarily be restricted to a lesser amount than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks' principal federal regulatory authorities. If a bank's capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited without prior regulatory approval. None of Old National's affiliate banks are currently subject to such a restriction.

Voting Rights

         The holders of the outstanding shares of Old National common stock and ANB common stock are entitled to one vote per share on all matters presented for shareholder vote. Shareholders of Old National and ANB do not have cumulative voting rights in the election of directors. Under cumulative voting, the number of shares a shareholder is entitled to vote is multiplied by the number of directors to be elected to the Board, which number represents the number of votes a shareholder may cast at such election. A shareholder may cast all his or her votes for one candidate or distribute them among any two or more candidates. The absence of cumulative voting rights in the election of directors may make it more difficult for a minority shareholder to elect a nominee as a director.

         Indiana law generally require that mergers, consolidations, sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject in each case to provisions in the corporation's articles of incorporation requiring a higher percentage vote for certain transactions. Old National's Articles of Incorporation and ANB's Articles of Incorporation provide that certain business combinations may, under certain circumstances, require approval of more than a simple majority of the issued and outstanding shares of Old National common stock. See "Comparison of Common Stock -- Anti-Takeover Provisions".

         Indiana law requires shareholder approval by a majority of a quorum present at a shareholders' meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for most amendments to a corporation's articles of incorporation. Indiana law permits a corporation in its articles of incorporation to prescribe a higher shareholder vote for certain amendments to the articles of incorporation. Old National's Articles of Incorporation require a super-majority shareholder vote of eighty percent (80%) of the outstanding shares of Old National common stock for the amendment of certain significant provisions.

Dissenters' Rights

         The holders of shares of Indiana business corporations possess dissenters' rights in connection with certain mergers and other significant corporate actions. Under Indiana law, a shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of
(1) consummation of a plan of merger, if shareholder approval is required and the shareholder is entitled to vote thereon, (2) consummation of a plan of share exchange by which the shareholder's shares will be acquired, if the shareholder is entitled to vote thereon, (3) consummation of a sale or exchange of all, or substantially all, the property of the corporation other than in the usual course of business, if the shareholder is entitled to vote thereon, (4) approval of a control share acquisition under Indiana law, and (5) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, by-laws or a resolution of the board of directors provides that voting or non-voting shareholders are entitled to dissent and obtain payment for their shares.

         The dissenters' rights provisions described above do not apply, however, to the holders of shares of any class or series with respect to a merger, share exchange or sale or exchange of property if the shares of that class or series were registered on a United States securities exchange registered under the Exchange Act or traded on the Nasdaq National Market System or a similar market. As of the date of this Proxy Statement, shares of Old National common stock and ANB common stock are traded on the Nasdaq National Market System and, therefore, Old National and ANB shareholders presently are not entitled to assert dissenters' rights under Indiana law with respect to any of the transactions discussed above.

Liquidation Rights

         In the event of any liquidation or dissolution of Old National, the holders of shares of Old National common stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of Old National's liabilities and any rights of creditors and holders of shares of Old National preferred stock then outstanding. Shareholders of ANB have similar liquidation rights.

Redemption and Assessment

         Under Indiana law, shares of Old National common stock and ANB common stock are not liable to further assessment. Old National may redeem or acquire shares of Old National common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. The Old National Board of Directors authorized the purchase or redemption of up to the number of shares to be issued to the shareholders of Permanent Bancorp relating to Old National's acquisition of Permanent Bancorp. Old National may not redeem or acquire shares of Old National common stock if, after giving such redemption or acquisition effect, Old National would not be able to pay its debts as they become due in the usual course of business, or Old National's total assets would be less than the sum of its total liabilities plus, unless Old National's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those whose stock is being redeemed or acquired if Old National were to be dissolved at the time of the redemption or acquisition. ANB has similar redemption rights and limitations under Indiana law.

         In addition, Old National and ANB must give prior notice to the Federal Reserve if the consideration to be paid by them for any redemption or acquisition of their respective shares, when aggregated with the consideration paid for all redemptions or acquisitions for the preceding twelve (12) months, equals or exceeds 10% of their respective consolidated net worth.

Anti-Takeover Provisions

         The anti-takeover measures applicable to Old National as described below, may have the effect of discouraging or rendering it more difficult for a person or other entity to acquire control of Old National. These measures may have the effect of discouraging certain tender offers for shares of Old National common stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

         INDIANA LAW. Under the business combinations provision of Indiana law, any 10% shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Exchange Act or which has specifically adopted this provision in the corporation's articles of incorporation, is prohibited for a period of five (5) years from completing a business combination with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. Further, the corporation and a 10% shareholder may not consummate a business combination unless all provisions of the articles of incorporation of the corporation are complied with and a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the business combinations provision of Indiana law.

         An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for eighteen (18) months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the effective time of the election. Old National and ANB are subject to the business combinations provision of Indiana law, but such provision does not apply to the merger between Old National and ANB. The constitutional validity of the business combinations provision of Indiana law has in the past been challenged and has been upheld by the United States Supreme Court.

         In addition to the business combinations provision, Indiana law also contains a "control share acquisition" provision which, although different in structure from the business combinations provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Indiana law provides that, unless otherwise provided in an Indiana corporation's articles of incorporation or by-laws, certain acquisitions of shares of the corporation's common stock will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. Upon disapproval of the resolution, the shares held by the acquiror shall be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision.

         This provision does not apply to a plan of merger or share exchange, if the corporation complies with the applicable merger or exchange provisions and is a party to the plan of merger or plan of share exchange. Old National and ANB are subject to the control share acquisition provision, but such provision does not apply to the merger between Old National and ANB.

         OLD NATIONAL'S ARTICLES OF INCORPORATION. In addition to the protections provided by Indiana law, Old National's Articles of Incorporation require the affirmative vote of the holders of at least eighty percent (80%) of the issued and outstanding shares of capital stock for any business combination which is not recommended by the vote of two-thirds or more of the members of the Board of Directors of Old National. For purposes of Old National's Articles of Incorporation, "business combination" is defined to include: (1) a merger or consolidation of Old National with or into any other corporation, (2) any sale, lease, exchange or other disposition of any material part of the assets of Old National, or (3) any liquidation or dissolution of Old National or any material subsidiary of Old National. Further, this provision cannot be altered, amended or repealed without the affirmative vote of the holders of at least eighty percent (80%) of the issued and outstanding shares of Old National common stock entitled to vote thereon.

         Old National's Articles of Incorporation also include provisions requiring (1) the Board of Directors to consider non-financial factors in the evaluation of business combinations and tender or exchange offers, and (2) any person acquiring fifteen percent (15%) of the then issued and outstanding stock of Old National to pay equal consideration in connection with the acquisition of any further shares. These provisions require an eighty percent (80%) affirmative vote of the issued and outstanding shares of Old National common stock entitled to vote thereon in order to be altered, amended or repealed.

         OLD NATIONAL PREFERRED STOCK. The shares of Old National Series A preferred stock are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to all other series of preferred stock of Old National. Each share of Old National Series A preferred stock will be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the quarterly cash dividend declared on Old National common stock. In addition, the Old National Series A preferred stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the Old National common stock, in like kind. In the event of liquidation, the holders of Old National Series A preferred stock will be entitled to receive a liquidation payment in an amount equal to the greater of $100.00 per share or 100 times the liquidation payment made per share of Old National common stock. Each share of Old National Series A preferred stock will have 100 votes, subject to adjustment, voting together with the Old National common stock and not as a separate class unless otherwise required by law or Old National's Articles of Incorporation. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Old National Series A preferred stock will be entitled to receive 100 times the amount received per share of Old National common stock. The rights of the Old National Series A preferred stock as to dividends, voting rights and liquidation are protected by antidilution provisions.

         OLD NATIONAL'S SHAREHOLDER RIGHTS PLAN. On January 25, 1990, the Board of Directors of Old National declared a dividend of one (1) right for each issued and outstanding share of Old National common stock ("Right"). See "Comparison of Common Stock -- Authorized But Unissued Shares". The dividend was payable on March 15, 1990 to holders of record of Old National common stock at the close of business on March 1, 1990. Each Right entitles the registered holder to purchase from Old National one-hundredth (1/100) of a share of Old National Series A preferred stock at an initial Purchase Price of

$60.00, subject to adjustment. The terms and conditions of the Rights are contained in a Rights Agreement between Old National and Old National Bank in Evansville, as Rights Agent.

         The foregoing information concerning Old National's shareholder Rights Plan does not purport to be complete. For additional information, see The Rights Agreement, dated March 1, 1990, between Old National and Old National Bank in Evansville, as Trustee, which is specifically incorporated herein by reference. See "Incorporation of Certain Documents by Reference." The shares of Old National common stock to be received by ANB shareholders in the merger will be subject to the rights under the Old National Shareholder Rights Plan.

         ANB'S ARTICLES OF INCORPORATION. In addition to the protections provided by Indiana law, ANB's Articles of Incorporation include the business combinations provision of Indiana law which was discussed above. This provision cannot be altered, amended or repealed without the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of ANB common stock entitled to vote thereon, unless the Board of Directors unanimously approves the amendment.

         ANB's Articles of Incorporation also include a provision requiring the ANB Board of Directors to consider non-financial factors in the evaluation of business combinations and tender or exchange offers. This provision requires two-thirds affirmative vote of the issued and outstanding shares of ANB common stock entitled to vote thereon in order to be altered, amended or repealed, unless the ANB Board of Directors unanimously recommends the amendment.

Director Liability

         Under Indiana law, a director of Old National or ANB will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless (1) the director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation and (2) such breach or failure to perform constitutes willful misconduct or recklessness.

Director Nominations

         Old National's By-Laws require that all nominations for election as directors of Old National shall be made by the Board of Directors of Old National in accordance with the By-Laws. Under the ByLaws, the Nominating Committee of the Board of Directors of Old National ("Nominating Committee") is required to submit to the entire Board of Directors its recommendation of nominees for election as directors of Old National prior to each annual or special meeting of shareholders at which directors will be elected.

         The Nominating Committee is comprised of five (5) directors of Old National, none of whom is an officer or employee of Old National. The Nominating Committee maintains the responsibility to recruit potential director candidates, recommend changes to the entire Board of Directors concerning the size, composition and responsibilities of the Board of Directors, review proxy documents received from shareholders relating to the Board of Directors and review suggestions of shareholders regarding nominees for election as directors. All such suggestions of shareholders with respect to director nominations must be submitted in writing to the Nominating Committee not less than 120 days prior to the date of the annual or special meeting of shareholders at which directors will be elected.

         ANB's By-Laws require that all nominations for election as directors of ANB will be made in accordance with the By-Laws. Under the By-Laws, a shareholder who desires to nominate an individual for election to the Board of Directors must make the nomination in writing and deliver or mail the nomination to ANB's President not less than 10 days no more than 50 days prior to any meeting at which directors will be elected.

                                 LEGAL OPINIONS

         The validity of the shares of Old National common stock to be issued in the merger will be passed upon by Krieg DeVault Alexander & Capehart, LLP, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204. Certain tax consequences of the merger will be passed upon for Old National by Krieg DeVault Alexander & Capehart, LLP and for ANB by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2490.

                                     EXPERTS

         The consolidated financial statements of Old National and affiliates incorporated into this document have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the years indicated in their report thereon, and have been so incorporated into this document in reliance upon the report of Arthur Andersen LLP and upon the authority of such firm as experts in auditing and accounting.

         The consolidated financial statements of ANB incorporated into this document have been audited by Olive LLP, independent auditors, to the extent and for the years indicated in their report thereon. Such consolidated financial statements have been so incorporated into this document in reliance upon the report of Olive LLP and upon the authority of such firm as experts in auditing and accounting.

         Representatives of Olive LLP are not expected to be at the special meeting.

                                  OTHER MATTERS

         The special meeting is called for the purposes set forth in the Notice attached to this Proxy Statement. The Board of Directors of ANB knows of no other matters for action by shareholders at the special meeting other than the matters described in the Notice. However, the enclosed proxy will confer discretionary authority to the persons named therein with respect to any such matters, none of which are known to the Board of Directors of ANB as of the date hereof, which may properly come before the Special Meeting. It is the intention of the persons named in the proxy to vote pursuant to the proxy with respect to such matters in accordance with the best judgment of the person named in the proxy.

                           FORWARD-LOOKING STATEMENTS

         This document (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of Old National and ANB, as well as certain information relating to the merger, including, without limitation statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, the following factors: (a) expected cost savings from the merger may not be fully realized or realized within the expected time frame; (b) revenues following the merger may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the merger may be greater than expected; (c) competitive pressures among depository and other financial institutions may increase significantly; (d) changes in the interest rate environment may reduce margins; (e) general economic or business conditions, either nationally or in the states in which Old National is doing business, may be less favorable than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (f) legislative or regulatory changes may adversely affect the business in which Old National is engaged; (g) technological changes (including "Year 2000" data systems compliance issues) may be more difficult or expensive than anticipated; and (h) changes may occur in the securities markets.



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



                       WHERE YOU CAN FIND MORE INFORMATION

         Old National and ANB are subject to the reporting requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the following locations of the SEC:


Public Reference Room                                   Midwest Regional Office
450 Fifth Street, N.W.                                  500 West Madison Street
Room 1024                                                     Suite 1400
Washington, D.C.  20549                                 Chicago, IL 60661-2511

Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding Old National and ANB, and the address of that site is http://www.sec.gov. You may obtain information about Old National on its Internet site. The address of the site is http://www.oldnational.com. Old National and ANB common stock is quoted on the Nasdaq National Market System and reports, proxy statements and other information concerning Old National and ANB are available for inspection and copying at prescribed rates at the office of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

         Old National has filed with the SEC a Registration Statement on Form S-4 under the Securities Act with respect to the shares of Old National common stock to be issued in connection with its merger with ANB. This Proxy Statement
- Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement, including the exhibits filed as a part thereof or incorporated therein by reference, which can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the addresses set forth above.

         The SEC allows Old National and ANB to "incorporate by reference" information into this document. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document. This document incorporates by reference the documents listed below that Old National and ANB have previously filed with the SEC. They contain important information about the companies and their financial condition.

         The following documents previously filed by Old National (SEC File No. 0-10888) with the SEC pursuant to the Exchange Act are incorporated herein by reference:

         - Old National's Quarterly Report on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.
         - Old National's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
         - Old National's Annual Report to Shareholders for the fiscal year ended December 31, 1998.
         - The description of Old National's common stock contained in Old National's Current Report on Form 8-K, dated January 6, 1983, and the description of Old National's Preferred Stock Purchase Rights contained in Old National's Form 8-A, dated March 1, 1990, including the Rights Agreement, dated March 1, 1990, between Old National and Old National Bank in Evansville, as Trustee.
         -     The Current Report on Form 8-K filed on July 29, 1999.
         -     The Current Report on Form 8-K filed on December 1, 1999.

         The following documents previously filed by ANB (SEC File No. 0-18925) with the SEC pursuant to the Exchange Act are incorporated herein by reference:

         - ANB's Quarterly Report on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.
         - ANB's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1998.
         - ANB's Annual Report to Shareholders for the fiscal year ended December 31, 1998.
         -     ANB's Current Report on Form 8-K filed on May 7, 1999.
         -     ANB's Current Report on Form 8-K filed on January 6, 2000.

         Old National and ANB incorporate by reference additional documents that either company may file with the SEC between the date of this document and the dates of the ANB special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

         Old National has supplied all information contained or incorporated by reference in this Old National Proxy Statement-Prospectus relating to Old National, as well as all pro forma financial information, and ANB has supplied all relevant information relating to ANB.

         You can obtain any of the documents incorporated by reference in this document through Old National or ANB, as the case may be, or from the SEC through the SEC's Internet world wide web site at the address listed above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:


Old National Bancorp                                       ANB Corporation
420 Main Street                                        120 West Charles Street
P. O. Box 718                                           Muncie, Indiana 47305
Evansville, Indiana  47705                          Attn: Larry E. Thomas, Chief
Attn:  Jeffrey L. Knight, Corporate                       Financial Officer
Secretary and General Counsel                              (765) 747-7575
(812) 464-1363

If you would like to request documents, please do so by _______________, 2000 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, promptly after we receive your request.

         Old National and ANB have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                               LIST OF APPENDICES


Agreement of Affiliation and Merger, dated July 29, 1999, between Old
National Bancorp and ANB Corporation                                                     Appendix A

Stock Option Agreement, dated July 29, 1999 between Old National Bancorp
and ANB Corporation                                                                      Appendix B

Fairness Opinion of Sandler O'Neill & Partners, L.P.                                     Appendix C


                                                                      APPENDIX A

                       AGREEMENT OF AFFILIATION AND MERGER

         THIS AGREEMENT OF AFFILIATION AND MERGER ("Agreement") is made and entered into effective as of the 29th day of July, 1999, by and between OLD NATIONAL BANCORP ("ONB") and ANB CORPORATION ("ANB").

                              W I T N E S S E T H:

         WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended ("BHC Act"), with its principal office located in Evansville, Vanderburgh County, Indiana; and

         WHEREAS, ANB is an Indiana corporation registered as a bank holding company under the BHC Act, with its principal office located in Muncie, Delaware County, Indiana; and

         WHEREAS, ANB is the sole owner of all of the outstanding capital stock of (i) American National Bank and Trust Company of Muncie, a national banking association ("American National Bank"), (ii) Peoples Loan & Trust Bank, an Indiana state-chartered bank ("Peoples Bank"), (iii) Farmers State Bank of Union City, Ohio, an Ohio state-chartered bank ("Farmers State Bank") and (iv) American National Trust and Investment Management Company, a national trust company ("ANTIM"); and

         WHEREAS, ONB and ANB seek to affiliate through a corporate reorganization whereby ANB will merge with and into ONB and each of American National Bank, Peoples Bank, Farmers State Bank and ANTIM will thereby become a wholly-owned subsidiary of ONB, and ANB Financial Planning Services, Inc. ("ANB Financial") (American National Bank, Peoples Bank, Farmers State Bank, ANTIM and ANB Financial are herein referred to collectively as the "Subsidiaries") will continue to be a wholly-owned subsidiary of American National Bank; and

         WHEREAS, ONB and ANB intend that the Merger (as hereinafter defined) constitute a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code of 1986, as amended ("Code"); and

         WHEREAS, as a condition to, and concurrently with the execution of, this Agreement, ONB and ANB are entering into a certain Stock Option Agreement (the "Stock Option Agreement"), attached hereto as Exhibit A; and

         WHEREAS, the Board of Directors of each of ONB and ANB has determined that it is in the best interests of its respective corporation to consummate the strategic business combination provided for herein and has approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger.

         NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the sufficiency of which is hereby acknowledged, ONB and ANB hereby make this Agreement and prescribe the terms and conditions of the affiliation of ONB and ANB and the mode of carrying such merger into effect as follows:

                                    SECTION 1
                                   THE MERGER

         1.01. General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 10 hereof), ANB shall merge with and into and under the Articles of Incorporation of ONB ("Merger"). ONB shall survive the Merger ("Surviving Corporation") and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended. Upon consummation of the Merger, each of American National Bank, Peoples Bank, Farmers State Bank and ANTIM shall become a wholly-owned subsidiary of ONB.

         1.02. Name, Officers, Directors and Management. (a) The name of the Surviving Corporation shall be "Old National Bancorp." Its principal office shall be located at 420 Main Street, Evansville, Indiana 47708.

         (b) The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. At the Effective Time, James
R. Schrecongost shall become the Chairman of each of following wholly-owned subsidiaries of ONB: Old National Trust Company, Old National Trust Company-Illinois and Old National Trust Company-Kentucky.

         (c) The directors of ONB as of the Effective Time and Kelly Stanley shall be the directors of the Surviving Corporation, until such time as their successors have been duly elected and have been qualified or until their earlier resignation, death or removal from office.

         1.03. Capital Structure. The capital of the Surviving Corporation shall be not less than the capital of ONB immediately prior to the Effective Time.

         1.04. Articles of Incorporation and By-Laws. The Articles of Incorporation and By-Laws of ONB in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

         1.05. Assets and Liabilities. At the Effective Time, the title to all assets, real estate and other property owned by ANB shall vest in ONB without reversion or impairment. At the Effective Time, all liabilities of ANB shall be assumed by ONB.

         1.06. Tax-Free Reorganization and Accounting Treatment. ONB and ANB intend for the Merger to qualify as a reorganization within the meaning of
Section 368 and related sections of the Code, and for the Merger to be accounted for as a pooling of interests transaction. ONB and ANB agree to cooperate and to take such action as may be reasonably necessary to achieve such results.

                                    SECTION 2
                      MANNER AND BASIS OF EXCHANGE OF STOCK

         2.01. Exchange Ratio. Upon and by virtue of the Merger becoming effective at the Effective Time, each issued and outstanding share of ANB Common Stock (as defined in Section 5.03 hereof) shall be converted into the right to receive One and Twenty-Five One-Hundredths (1.25) shares of ONB common stock ("Exchange Ratio"), subject to adjustment, if any, pursuant to the provisions of
Section 2.03 hereof.

         2.02. No Fractional Shares. Certificates for fractional shares of ONB common stock shall not be issued for fractional interests resulting from application of the Exchange Ratio. Each shareholder of ANB who would otherwise have been entitled to a fraction of a share of ONB common stock shall be paid in cash following the Effective Time an amount equal to such fraction multiplied by the average of the per share closing price of ONB common stock as reported on the Nasdaq National Market System for the final five (5) business days on which shares of ONB common stock were traded immediately preceding the Effective Time.

         2.03. Recapitalization. If, between the date of this Agreement and the Effective Time, the record date occurs for the distribution or issuance by ONB of a stock dividend with respect to its shares of common stock, or a combination, subdivision, reclassification or split of ONB's issued and outstanding shares of common stock, such that the number of issued and outstanding shares of ONB common stock is increased or decreased, then the Exchange Ratio shall be adjusted so that ANB's shareholders shall receive, in the aggregate, such number of shares of ONB common stock representing the same percentage of outstanding shares of ONB common stock at the Effective Time as would have been represented by the number of shares of ONB common stock such shareholders would have received if any of the foregoing actions had not occurred.

         2.04. Distribution of ONB Common Stock and Cash. (a) Immediately following the Effective Time, ONB shall mail to each ANB shareholder a letter of transmittal providing instructions as to the transmittal to ONB of certificates representing shares of ANB Common Stock and the issuance of shares of ONB common stock in exchange therefor pursuant to the terms of this Agreement.

         (b) Following the Effective Time, distribution of stock certificates representing shares of ONB common stock and any cash payment, without interest, for fractional shares, if any, shall be made by ONB to each former shareholder of ANB as soon as practical following delivery to ONB of the shareholder's certificate(s) representing its shares of ANB Common Stock accompanied by a properly completed and executed letter of transmittal, all in form and substance reasonably satisfactory to ONB.

         (c) As of the Effective Time, stock certificates representing shares of ANB Common Stock shall be deemed to evidence ownership of ONB common stock for all corporate purposes other than the payment of dividends or other distributions. No dividends or other distributions otherwise payable subsequent to the Effective Time on shares of ONB common stock shall be paid to any ANB shareholder entitled to receive the same until such shareholder has surrendered to ONB his or her certificate or certificates representing ANB Common Stock in exchange for a certificate or certificates representing ONB common stock. Upon surrender of the certificates representing shares of ANB Common Stock, there shall be paid in cash to the record holder of the new certificate or certificates evidencing shares of ONB common stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such shares of ONB common stock.

         (d) ONB shall be entitled to rely upon the stock transfer books of ANB to establish the persons entitled to receive shares of ONB common stock pursuant to this Agreement, which books shall be conclusive with respect to the ownership of shares of ANB Common Stock.

         (e) With respect to any certificate for shares of ANB Common Stock which has been lost, stolen or destroyed, ONB shall be authorized to issue common stock (and to pay cash as to fractional shares) to the registered owner of such certificate upon receipt by ONB of an agreement to indemnify ONB against loss from such lost, stolen or destroyed certificate and an affidavit of lost, stolen or destroyed stock certificate, both in form and substance reasonably satisfactory to ONB, and upon compliance by the ANB shareholder with all other reasonable requirements of ONB in connection with lost, stolen or destroyed stock certificates.

                                    SECTION 3
                             DISSENTING SHAREHOLDERS

         Shareholders of ANB are not entitled to any dissenters' rights under Chapter 44 of the Indiana Business Corporation Law, as amended, since ANB Common Stock is quoted and traded on Nasdaq. ANB shall take no action which would result in the loss of such listing prior to the Effective Time.

                                    SECTION 4
                      REPRESENTATIONS AND WARRANTIES OF ANB

         On or prior to the date hereof, ANB has delivered to ONB a schedule (the "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Section 4 or to one or more of its covenants contained in Section 6; provided, that the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by ANB that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined below).

         For the purpose of this Agreement, and in relation to ANB and the Subsidiaries, a "Material Adverse Effect" means any effect that (i) is material and adverse to the financial position, results of operations or business of ANB and the Subsidiaries taken as a whole, or (ii) would materially impair the ability of ANB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of ONB and (e) changes in general level of interest rate or conditions or circumstances that affect the banking industry generally.

         No representation or warranty of ANB contained in this Section 4, except Sections 4.03 and 4.21, shall be deemed untrue or incorrect, and ANB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstances or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Section 4, has had or is reasonably likely to have a Material Adverse Effect on ANB.

         ANB accordingly hereby represents and warrants to ONB as follows:

         4.01. Organization and Authority. (a) ANB is a corporation duly organized and validly existing under the laws of the State of Indiana. ANB has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ANB has a class of stock registered pursuant to Section 12, and is subject to the reporting requirements, of the Securities Exchange Act of 1934, as amended ("1934 Act"). Except as set forth in the Disclosure Schedule, ANB's only direct subsidiaries are American National Bank, Peoples Bank, Farmers State Bank and ANTIM and it has no other subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity.

         (b) American National Bank is a national banking association duly organized and validly existing under the laws of the United States of America. American National Bank has no subsidiaries, except for ANB Financial. American National Bank is subject to primary regulatory supervision and examination by the Office of the Comptroller of the Currency ("OCC"). American National Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         (c) Peoples Bank is an Indiana state-chartered bank duly organized and validly existing under the laws of the State of Indiana. Peoples Bank has no subsidiaries. Peoples Bank is subject to primary regulatory supervision and examination by the Indiana Department of Financial Institutions ("DFI"). Peoples Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         (d) Farmers State Bank is an Ohio state-chartered bank duly organized and validly existing under the laws of the State of Ohio. Farmers State Bank has no subsidiaries. Farmers State Bank is subject to primary regulatory supervision and examination by the Ohio Division of Financial Institutions ("ODFI"). Farmers State Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         (e) ANTIM is a national trust association duly organized and validly existing under the laws of the United States of America. ANTIM has no subsidiaries, except ANTIM owns 3,531 shares (15%) of the common stock of Indiana Trust & Investment Management Company, an Indiana state-chartered trust company, and has the obligation, subject to conditions, to purchase the remaining shares in accordance with the terms of a Stock Acquisition Agreement dated August 8, 1997. Under the terms of such agreement, assuming ONB is a Permitted Successor to ANB, ONB shall succeed to its rights and obligations thereunder subject to the price adjustment contemplated by Section 2.4(c) of the Stock Acquisition Agreement. ANTIM is subject to primary regulatory supervision and examination by the OCC. ANTIM has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         (f) ANB Financial is an Indiana corporation duly organized and validly existing under the laws of the State of Indiana. ANB Financial has no subsidiaries. ANB Financial has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         4.02. Authorization. (a) ANB has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 8.02(e) and (f) hereof. As of the date hereof, ANB is not aware of any reason why the approvals set forth in Section 8.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 8.02(e). This Agreement and its execution and delivery by ANB have been duly authorized and approved by the Board of Directors of ANB and, assuming due execution and delivery by ONB, constitutes a valid and binding obligation of ANB, subject to the fulfillment of the conditions precedent set forth in Section 8.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

         (b) Except as set forth in the Disclosure Schedule, neither the execution of this Agreement nor consummation of the Merger contemplated hereby:
(i) conflicts with or violates ANB's Articles of Incorporation or By-Laws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which ANB or any Subsidiary is a party or by which ANB or any Subsidiary is subject or bound;
(iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than ONB) or any other adverse interest, upon any right, property or asset of ANB or any Subsidiary; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which ANB or any Subsidiary is bound or with respect to which ANB or any Subsidiary is to perform any duties or obligations or receive any rights or benefits.

         (c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by ANB or any Subsidiary.

         4.03. Capitalization. (a) The authorized capital stock of ANB as of the date hereof consists, and at the Effective Time will consist, of 250,000 shares of preferred stock, no par value, none of which shares are issued or outstanding and 20,000,000 shares of common stock, $1.00 par value per share, 5,445,995 of which shares are issued and outstanding, which number of issued shares of ANB Common Stock is subject to increase to a total of 5,837,619 shares (not including any shares of ANB Common Stock which may be granted under the Stock Option Agreement and ANB (1994) Dividend Reinvestment and Stock Purchase Plan (the "DRIP")) pursuant to the exercise of options (collectively, the "Stock Options") granted under the ANB Corporation 1996 Directors' Stock Option Plan, ANB Corporation Stock Option Plan and ANB Corporation 1995 Stock Option Plan (collectively, the "Stock Option Plans") to purchase an aggregate of 391,624 shares of common stock of ANB (such issued and outstanding shares are referred to herein as "ANB Common Stock"). Such issued and outstanding shares of ANB Common Stock have been duly and validly authorized by all necessary corporate action of ANB, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former ANB shareholder. ANB has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of ANB Common Stock, except pursuant to the terms (as of the date of this Agreement) of the ANB DRIP.

         (b) The authorized capital stock of American National Bank as of the date hereof consists, and at the Effective Time will consist, of 160,000 shares of common stock, $20.00 par value per share, all of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "American National Bank Common Stock"). Such issued and outstanding shares of American National Bank Common Stock have been duly and validly authorized by all necessary corporate action of American National Bank, are validly issued, fully paid and nonassessable (except to the extent provided by 12 U.S.C. ss. 55, as amended), and have not been issued in violation of any pre-emptive rights of any present or former American National Bank shareholder. All of the issued and outstanding shares of American National Bank Common Stock are owned by ANB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. American National Bank has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(b) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of American National Bank Common Stock.

         (c) The authorized capital stock of Peoples Bank as of the date hereof consists, and at the Effective Time will consist, of 130,000 shares of common stock, $10.00 par value per share, all of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Peoples Bank Common Stock"). Such issued and outstanding shares of Peoples Bank Common Stock have been duly and validly authorized by all necessary corporate action of Peoples Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former Peoples Bank shareholder. All of the issued and outstanding shares of Peoples Bank Common Stock are owned by ANB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Peoples Bank has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(c) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Peoples Bank Common Stock.

         (d) The authorized capital stock of Farmers State Bank as of the date hereof consists, and at the Effective Time will consist, of 1,000 shares of common stock, $2,500.00 par value per share, all of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Farmers State Bank Common Stock"). Such issued and outstanding shares of Farmers State Bank Common Stock have been duly and validly authorized by all necessary corporate action of Farmers State Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former Farmers State Bank shareholder. All of the issued and outstanding shares of Farmers State Bank Common Stock are owned by ANB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights

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and of all other rights or claims of any other person, corporation or entity with respect thereto. Farmers State Bank has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(d) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Farmers State Bank Common Stock.

         (e) The authorized capital stock of ANTIM as of the date hereof consists, and at the Effective Time will consist, of 100,000 shares of common stock, $100.00 par value per share, 21,000 of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "ANTIM Common Stock"). Such issued and outstanding shares of ANTIM Common Stock have been duly and validly authorized by all necessary corporate action of ANTIM, are validly issued, fully paid and nonassessable (except to the extent provided by 12 U.S.C. ss. 55, as amended), and have not been issued in violation of any pre-emptive rights of any present or former ANTIM shareholder. All of the issued and outstanding shares of ANTIM Common Stock are owned by ANB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. ANTIM has no capital stock authorized, issued or outstanding other than as described in this
Section 4.03(e) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of ANTIM Common Stock.

         (f) The authorized capital stock of ANB Financial as of the date hereof consists, and at the Effective Time will consist, of 1,000 shares of common stock, no par value, all of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "ANB Financial Common Stock"). Such issued and outstanding shares of ANB Financial Common Stock have been duly and validly authorized by all necessary corporate action of ANB Financial, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former ANB Financial shareholder. All of the issued and outstanding shares of ANB Financial Common Stock are owned by American National Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. ANB Financial has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(f) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of ANB Financial Common Stock.

         (g) Except as set forth in the Disclosure Schedule and except for options granted under the Stock Option Agreement and the Stock Option Plans, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of ANB Common Stock, or any securities convertible into or representing the right to purchase or otherwise

                                     A - 10

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acquire any common stock or debt securities of ANB, by which ANB is or may become bound. ANB does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of ANB Common Stock.

         (h) There are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of common stock of the Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of a Subsidiary, by which a Subsidiary is or may become bound. None of the Subsidiaries has any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of its common stock.

         (m) Except as set forth in the Disclosure Schedule, ANB has no knowledge of any person or entity which beneficially owns 5% or more of its outstanding shares of common stock.

         4.04. Organizational Documents. The respective Articles of Incorporation and By-Laws of ANB, Peoples Bank, Farmers State Bank and ANB Financial, and the respective Articles of Association and By-Laws of American National Bank and ANTIM, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to ONB.

         4.05. Compliance with Law. (a) Neither ANB nor any Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted in the violation of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, nor are they in violation of any order, injunction, judgment, writ or decree of any court or government agency or body. ANB and each Subsidiary possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to ONB at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

         (b) Except as set forth in the Disclosure Schedule, neither ANB nor any of the Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the OCC, the Federal Reserve Board and Federal Deposit Insurance Corporation) or the supervision or regulation of ANB or any of its Subsidiaries. There are no uncured violations, or violations with respect to which refunds or restitutions may be required, cited in any

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examination report of ANB or any Subsidiary as a result of an examination by any regulatory agency or body, or set forth in any accountant's or auditor's report to ANB or any Subsidiary.

         4.06. Accuracy of Statements Made and Materials Provided to ONB. (a) No representation, warranty in this Section 4 or other statement made, or any information provided, by ANB or any Subsidiary in this Agreement or the Disclosure Schedule (and any update thereto), and no written report, statement, list, certificate, materials or other information furnished or to be furnished by ANB or any Subsidiary to ONB through and including the Effective Time in connection with this Agreement or the Merger contemplated hereby (including, without limitation, any written information which has been or shall be supplied by ANB and the Subsidiaries with respect to their financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus and registration statement relating to the Merger), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is mailed to ANB's shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

         4.07. Litigation and Pending Proceedings. (a) Except as set forth in the Disclosure Schedule and lawsuits involving collection of delinquent accounts, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending or to the best knowledge of ANB after due inquiry, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does ANB have any knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation) against, by or affecting ANB or any Subsidiary or which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

         (b) Except as set forth in the Disclosure Schedule, neither ANB nor any Subsidiary is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority;
(ii) presently charged with or, to the best knowledge of ANB after due inquiry, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or, to the best knowledge of ANB after due inquiry, threatened proceeding by any government regulatory agency or authority having jurisdiction over its respective business, assets, capital, properties or operations.

         4.08. Financial Statements and Reports. ANB has delivered to ONB copies of the following financial statements and reports of ANB and the Subsidiaries, including the notes thereto (collectively, the "ANB Financial Statements"):


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         (a) Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders' Equity of ANB as of and for the years ended December 31, 1996, 1997 and 1998, and as of and for the fiscal quarter ended March 31, 1999;

         (b) Consolidated Statements of Cash Flows of ANB for the years ended December 31, 1996, 1997 and 1998, and for the fiscal quarter ended March 31, 1999;

         (c) Consolidated Statements of Changes in Financial Position of ANB for the years ended December 31, 1997 and 1998, and for the fiscal quarter ended March 31, 1999;

         (d) Reports of Condition and Income ("Call Reports") for American National Bank and Peoples Bank as of the close of business on December 31, 1995, 1996, 1997 and 1998; and

         (e) Financial Statements of ANB on Form FRY-9LP and Form FRY-9C filed with the Board of Governors of the Federal Reserve System at the close of business on December 31, 1997 and 1998.

         The ANB Financial Statements present fairly the consolidated financial position of ANB as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The ANB Financial Statements described in clauses (a), (b) and (c) above for completed fiscal years are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis, except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The ANB Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts which inclusion or omission would render any of the ANB Financial Statements false, misleading or inaccurate in any respect.

         4.09. Properties, Contracts, Employees and Other Agreements. (a) Set forth in the Disclosure Schedule are a true, accurate and complete copy of the following:

         (i) A brief description and the location of all real property owned by ANB and the Subsidiaries and the principal buildings and structures located thereon and each lease of real property to which ANB or any Subsidiary is a party, identifying the parties thereto, the annual rental payable, the expiration date of the lease and a brief description of the property covered;


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



         (ii) a list of all agreements, contracts, leases, licenses, lines of credit, understandings, commitments or obligations of ANB or any Subsidiary which individually or in the aggregate:

                  (A) involve payment or receipt by ANB or any Subsidiary (other than as disbursements of loan proceeds to customers, loan payments by customers or customer deposits) of more than $100,000;

                  (B) involve payments based on profits of ANB or any Subsidiary;

                  (C) relate to the purchase of goods, products, supplies or services in excess of $100,000;

                  (D)      were not made in the ordinary course of business; or

                  (E) may not be terminated without penalty within one (1) year from the date of this Agreement; and

         (iii) The name and current annual salary of each director, officer and employee of ANB or any Subsidiary whose current annual salary is in excess of $50,000, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by ANB or any Subsidiary to or for the benefit of each such person for the year ended December 31, 1998, and any employment, severance or deferred compensation agreement or arrangement with respect to each such person.

         (b) Each of the agreements, contracts, commitments, leases, instruments and documents set forth in the Disclosure Schedule relating to this Section 4.09 is valid and enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditor's rights, and ANB and the Subsidiaries are, and, to the best knowledge of ANB after due inquiry, all other parties thereto are, in compliance with the provisions thereof, and ANB and the Subsidiaries are not in default in the performance, observance or fulfillment of any obligation, covenant or provision contained therein. None of the foregoing requires the consent of any party to its assignment in connection with the Merger contemplated by this Agreement. Other than as disclosed pursuant to this Section 4.09, to the best knowledge of ANB after due inquiry, no circumstances exist resulting from transactions effected or to be effected, from events which have occurred or may occur or from any action taken or omitted to be taken which could reasonably be expected to result in the creation of any agreement, contract, obligation, commitment, arrangement, lease or document described in or contemplated by this
Section 4.09.

         (c) Neither ANB nor any Subsidiary is, to the best knowledge of ANB after due inquiry, in default under or in breach of or, alleged to be in default under or in breach of, any loan or credit agreement, conditional sales contract or other title retention agreement, security agreement, bond, indenture, mortgage, license, contract, lease, commitment or any other instrument or obligation.

         4.10. Absence of Undisclosed Liabilities. Except as provided in the ANB Financial Statements, Subsequent ANB Financial Statements and in the Disclosure Schedule, except for unfunded loan commitments and obligations on letters of credit to customers of American National Bank, Peoples Bank and Farmers State Bank (collectively, the "Banks"), except for trade payables incurred in the ordinary course of ANB's and the Banks' business, and except for the transaction contemplated by this Agreement, neither ANB nor any Subsidiary has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $50,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license.

         4.11. Title to Assets. Except as described in this Section 4.11: (a) ANB or the Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the ANB Financial Statements as of March 31, 1999; good title to all personal property reflected in the ANB Financial Statements as of March 31, 1999, other than personal property disposed of in the ordinary course of business since March 31, 1999; good title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which ANB and the Subsidiaries purports to own or which ANB or any Subsidiary uses in its business; good title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in their respective businesses; and good title to all property and assets acquired and not disposed of or leased since March 31, 1999. All of such properties and assets are owned by ANB or a Subsidiary free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, security interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the Disclosure Schedule; (ii) as specifically noted in the ANB Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to ANB on a consolidated basis and which do not materially detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or impair the use thereof for the purposes for which they are held or used. All real property owned or leased by ANB or any Subsidiary is in compliance with all applicable zoning and land use laws.

         (b) ANB and the Subsidiaries have conducted their respective business in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corp of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now (collectively, "Environmental Laws"). Except as set forth in the Disclosure Schedule, there are no pending or, to the best knowledge of ANB after due inquiry, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against ANB or any Subsidiary with respect to the Environmental Laws. No environmental clearances or other governmental approvals are required for the conduct of the business of ANB or any Subsidiary as presently conducted. Neither ANB nor any Subsidiary is the owner, and has not been in the chain of title or the operator or lessee, of any property on which any substances have been released, which substances if known to be present on, at or under such property would require clean-up, removal or any other remedial action under any Environmental Law, and there is no reasonable basis or grounds for any such claim, action or proceeding. ANB and the Subsidiaries own, operate, lease and control, and have owned, operated, leased and controlled, all real property in compliance with the Environmental Laws. Neither ANB nor any Subsidiary has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.


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



         4.12. Loans. (a) Except as set forth in the Disclosure Schedule, there is no loan by any Bank in excess of $50,000 that has been classified by bank regulatory examiners or management as "Other Loans Specially Mentioned," "Substandard," "Doubtful" or "Loss" or in excess of $50,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. The most recent loan watch list of each Bank and a list of all loans in excess of $50,000 which any Bank has determined to be thirty (30) days or more past due with respect to principal or interest payments or has placed on nonaccrual status has been provided to ONB.

         (b) All loans reflected in the ANB Financial Statements as of March 31, 1999 and which have been made, extended, renewed, restructured, approved, amended or acquired since March 31, 1999: (i) to the best knowledge of ANB after due inquiry, constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors' rights; (ii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iii) are secured, to the extent that ANB or any Subsidiary has a security interest in collateral or a mortgage securing such loans, by perfected security interests or recorded mortgages naming ANB or a Subsidiary as the secured party or mortgagee (unless by written agreement to the contrary).

         (c) The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the ANB Financial Statements are adequate in all respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

         4.13. Shareholder Rights Plan. Except as otherwise provided in this Agreement, the Disclosure Schedule and ANB's Articles of Incorporation and By-Laws, ANB has no shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of ANB or which may be considered an anti-takeover mechanism.

         4.14. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by ANB or any Subsidiary, whether written or oral, in which ANB or any Subsidiary participates as a participating employer; to which ANB or any Subsidiary contributes and including any such plans which within the preceding six years have been terminated, merged into another plan of ANB or any Subsidiary, frozen or discontinued (collectively, "ANB Plans") except as set forth on the Disclosure Schedule: (i) all such ANB Plans have been, in all respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and Treasury and Labor Regulations promulgated thereunder, (ii) all ANB Plans intended to constitute tax-qualified plans under
Section 401(a) of the Code have received favorable determination letters from the Internal Revenue Service ("Service") with respect to "TRA" (as defined in Section 1 of Rev. Proc. 93-39), and ANB is not aware of any circumstances likely to result in revocation of any such favorable determination letter; (iii) except for the ANB Common Stock held by its trustee as an asset of the ANB Pension Plan, no ANB Plan (or its related trust) holds any stock or other securities of ANB or any related or affiliated person or entity; (iv) ANB has not engaged in any transaction that may subject ANB, or any ANB Plan, to a civil penalty imposed by Section 502 of ERISA; (v) no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any ANB Plan; (vi) there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or, to the best knowledge of ANB after due inquiry, threatened, against ANB, any Subsidiary, any ANB Plan, any fiduciary of any ANB Plan or the assets of any ANB Plan as to which ANB or any Subsidiary would have liability.

         (b) ANB has made available to ONB true, accurate and complete copies of the following (including all plans and programs which have been terminated): (i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation right plans and all amendments thereto and all summary plan descriptions thereof (including any modifications thereto); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans, programs and agreements; (iv) all group insurance and health insurance contracts, policies or plans; and (v) all other incentive, welfare or employee benefit plans, or agreements, maintained or sponsored, participated in, or contributed to by ANB or any Subsidiary for its current or former directors, officers or employees.

         (c) Except as set forth on the Disclosure Schedule, no current or former director, officer or employee of ANB or any Subsidiary is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with ANB, except that such individuals may be entitled to continue their group health care coverage pursuant to the retiree health coverage provisions of the ANB Corporation Group Health Plan or pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of the Plan or the Code with respect thereto, whichever is applicable.

         (d) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by ANB or any Subsidiary, in which ANB or any Subsidiary participates as a participating employer or to which ANB or any Subsidiary contributes, no director, officer, employee or agent of ANB or any Subsidiary has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on ANB or any Subsidiary under Code Section 4980B(a). With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all respects by ANB and the Subsidiaries.

         (e) Except as set forth on the Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, under discussion or negotiation by management with any employee or group of employees, any member of management or any other person.

         4.15. Obligations to Employees. All contributions required to be made under the terms of any ANB Plan have been timely made or have been reflected on the Audited Financial Statements or the Preliminary Financial Statements. Neither any ANB Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") nor any single-employer plan or any entity which is considered one employer with ANB under Section 4001 of ERISA or section 414 of the Code (an "ERISA Affiliate") has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither ANB nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of any ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

         4.16. Taxes, Returns and Reports. Except as set forth in the Disclosure Schedule, ANB and each Subsidiary has since January 1, 1995 (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all respects;
(b) paid or otherwise adequately reserved in accordance with generally accepted accounting principles for all taxes, assessments and other governmental charges due or claimed to be due upon ANB or any Subsidiary or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). ANB has established, and shall establish in the Subsequent ANB Financial Statements, in accordance with generally accepted accounting principles, a reserve for taxes in the ANB Financial Statements adequate to cover all of ANB's and the Subsidiaries' tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither ANB nor any Subsidiary has, nor will any one of them have, any liability for taxes of any nature for or with respect to the operation of their respective businesses, including the business of any subsidiary, or ownership of their assets, including the assets of any subsidiary, from the date hereof up to and including the Effective Time, except to the extent set forth in

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

the Subsequent ANB Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of ANB. Neither ANB nor any Subsidiary is currently under audit by any state or federal taxing authority. No federal, state or local tax returns of ANB have been audited by any taxing authority during the past five (5) years.

         4.17. Deposit Insurance. The deposits of the Banks are insured by the FDIC in accordance with the Federal Deposit Insurance Act, as amended, and ANB and each Bank have paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

         4.18. Insurance. Set forth in the Disclosure Schedule is a list and brief description of all policies of insurance (including, without limitation, bankers' blanket bond, directors' and officers' liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by ANB or any Subsidiary on the date hereof or with respect to which ANB or any Subsidiary pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due, and a true, accurate and complete copy thereof has been made available to ONB prior to the date hereof.

         4.19. Books and Records. The books and records of ANB and the Subsidiaries have been fully, properly and accurately maintained.

         4.20. Broker's, Finder's or Other Fees. Except for reasonable fees of ANB's attorneys, accountants and investment bankers, all of which shall be paid by ANB prior to the Effective Time, no agent, broker or other person acting on behalf of ANB or any Subsidiary or under any authority of ANB or any Subsidiary is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

         4.21. Interim Events. (a) Except as set forth in the Disclosure Schedule, between the period from March 31, 1999 to the date of this Agreement, no event has occurred and no fact or circumstance shall have come to exist or come to be known which, directly or indirectly, individually or taken together with all other facts, circumstances and events, has had, or is reasonably likely to have, a Material Adverse Effect.

         (b) Except as set forth in the Disclosure Schedule, between the period from March 31, 1999 to the date of this Agreement, ANB and the Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been:

                  (i)) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to ANB Common Stock; or

                  (ii) any split, combination or reclassification of any capital stock of ANB or any subsidiary or any issuance or the authorization of any issuance of any other securities in respect of, or in lieu of or in substitution for shares of ANB Common Stock, except for issuances of ANB Common Stock upon the exercise of the Options awarded prior to the date hereof in accordance with the terms of the Stock Option Plans.

         4.22. Regulatory Filings. ANB and the Subsidiaries have filed and will continue to file in a timely manner all required filings with the Securities and Exchange Commission ("SEC"), including, but not limited to, all reports on Form 8-K, Form 10-K and Form 10-Q and proxy statements, and with all federal and state regulatory agencies and authorities as required by applicable law. All such filings with the SEC and with all other federal and state regulatory agencies were and will be true, accurate and complete as of the dates of the filings and have been complied or will comply in all respects as to form with the applicable requirements and prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis, and no such filing contained or will contain any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

         4.23. Indemnification Agreements. (a) Neither ANB nor any Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or ByLaws of ANB, Peoples Bank, Farmers State Bank and ANB Financial and the Articles of Association and By-Laws of American National Bank and ANTIM.

         (b) No claims have been made against or filed with ANB or any Subsidiary nor have, to the best knowledge of ANB after due inquiry, any claims been threatened against ANB or any Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of ANB or any Subsidiary.

         4.24. Year 2000. (a) All devices, systems, machinery, information technology, computer software and hardware, and other date sensitive technology (collectively, the "Systems") necessary for ANB to carry on its business as presently conducted and as contemplated to be conducted in the future are Year 2000 Compliant or will be Year 2000 Compliant within a period of time calculated to result in no disruption of any of ANB's business operations. Neither ANB nor any of the Subsidiary has received, or reasonably expects to receive, a deficiency notice for any federal or state regulator relating to their failure to be Year 2000 Compliant. For purposes of this Section 4.24, "Year 2000 Compliant" means that such Systems are designed to be used prior to, during and after the Gregorian calendar year 2000 A.D. and will operate during each such time period without error relating to date data, specifically including any error relating to, or the product of, date data which represents or references different centuries or more than one century.

         (b)  ANB has:

                  (i) undertaken a detailed inventory, review, and assessment of all areas within its business and operations that could be adversely affected by the failure of ANB to be Year 2000 Compliant on a timely basis;

                  (ii) developed a detailed plan and timeline for becoming Year 2000 Compliant on a timely basis; and

                  (iii) to date, implemented that plan in accordance with that timetable.

         4.25. Shareholder Approval. The affirmative vote of the holders of a majority of the ANB Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders) is required for shareholder approval of this Agreement and the Merger.

         4.26. Nonsurvival of Representations and Warranties. The representations and warranties of ANB contained in this Agreement shall expire at the earlier of the termination of this Agreement and the Effective Time, and thereafter ANB and all directors, officers and employees of ANB shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties.

                                    SECTION 5
                      REPRESENTATIONS AND WARRANTIES OF ONB

         On or prior to the date hereof, ONB has delivered to ANB a schedule (the "ONB Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate as an exception to one or more representations or warranties contained in this Section 5 or to one or more of its covenants contained in Section 7; provided, that the mere inclusion of an item in the ONB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by ONB that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined below).

         For the purpose of this Agreement, and in relation to ONB and its subsidiaries, a Material Adverse Effect means any effect that (i) is material and adverse to the financial position, results of operations or business of ONB and its subsidiaries taken as a whole, or (ii) would materially impair the ability of ONB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, and (d) changes in general level of interest rate or conditions or circumstances that affect the banking industry generally.

         No representation or warranty of ONB contained in this Section 5, shall deemed untrue or incorrect, and ONB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstances or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Section 5, has had or is reasonably likely to have a Material Adverse Effect on ONB.

         ONB accordingly hereby represents and warrants to ANB as follows:

         5.01. Organization and Authority. ONB is a corporation duly organized and validly existing under the laws of the State of Indiana, is a registered bank holding company under the BHC Act, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ONB's common stock is registered pursuant to Section 12, and ONB is subject to the reporting requirements, of the 1934 Act. Each of ONB's direct subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and has full power and authority to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         5.02. Authorization. (a) ONB has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in
Section 8.01 (d), (e) and (f) hereof. As of the date hereof, ONB is not aware of any reason why the approvals set forth in Section 8.01(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 8.01(e). This Agreement and its execution and delivery by ONB have been duly authorized by its Board of Directors. Assuming due execution and delivery by ANB, this Agreement constitutes a valid and binding obligation of ONB, subject to the conditions precedent set forth in Section 8.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

         (b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates ONB's Articles of Incorporation or By-Laws; (ii) conflicts with or violates in any respect any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, contract, lease, agreement, arrangement, commitment or other instrument to which ONB is a party or by which ONB is subject or bound; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than ANB) or any other adverse interest, upon any right, property or asset of ONB; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which ONB is bound or with respect to which ONB is to perform any duties or obligations or receive any rights or benefits.

         (c) Other than in connection or in compliance with applicable federal and state banking, securities and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for the consummation by ONB of the Merger contemplated by this Agreement.

         5.03. Capitalization. (a) The authorized capital stock of ONB as of the date hereof consists of (i) 75,000,000 shares of common stock, no par value per share, of which approximately 46,158,663 shares were issued and outstanding as of June 30, 1999, and (ii) 2,000,000 shares of preferred stock, no shares of which have been or are presently intended to be issued, other than in connection with any obligations of ONB to issue such preferred stock under its shareholders' rights plan. Such issued and outstanding shares of ONB capital stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholder. All of the issued and outstanding shares of common stock of ONB's subsidiaries are owned by ONB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Except as described in this Section 5.03, ONB has no other authorized capital stock. Except for shares of ONB common stock to be issued in connection with: (i) ONB's dividend reinvestment and stock purchase plan; (ii) ONB's outstanding convertible subordinated debentures; (iii) acquisitions by ONB of other financial institutions or holding companies; and (iv) ONB's restricted stock plan and other employee benefit plans, ONB has no intention or obligation to authorize or issue any other capital stock or any additional shares of ONB capital stock.

         (b) Except for shares of ONB common stock beneficially owned by its trust affiliates, ONB has no knowledge of any person or entity who beneficially owns 5% or more of its issued and outstanding shares of common stock.

         5.04. Organizational Documents. The Articles of Incorporation and By-Laws of ONB in force as of the date of this Agreement have been delivered to ANB and represent true, accurate and complete copies of such corporate documents of ONB in effect as of the date of this Agreement.

         5.05. Compliance With Law. Neither ONB nor any of its subsidiaries has engaged in any activity nor taken or omitted to take any action which has resulted or could result in the violation of any local, state, federal or foreign law, statute, rule, regulation, ordinance, order, restriction or requirement or of any order, injunction, judgment, writ or decree of any court or government agency or body. ONB and each of its subsidiaries possesses and holds all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption.

         5.06. Regulatory Filings. ONB and each of its subsidiaries have filed and will continue to file in a timely manner all required filings with the SEC, including, but not limited to, all reports on Form 8-K, Form 10-K and Form 10-Q and proxy statements, and with all other federal and state regulatory agencies as required by applicable law. All filings by ONB with the SEC and with all other federal and state regulatory agencies complied or will comply in all respects as to form with the applicable requirements and were and will be true, accurate and complete in all respects as of the dates of the filings, and no such filings contained or will contain any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading.

         5.07. Litigation and Pending Proceedings. (a) There are no claims, actions, suits, proceedings, investigations or arbitrations pending or, to the best knowledge of ONB after due inquiry, threatened in any court or before or by any government agency or authority, arbitration panel or otherwise (nor is there any basis for any claim, action, suit, proceeding, litigation, investigation or arbitration) against, by or affecting ONB or its subsidiaries which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

         (b) Neither ONB nor any of its subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the best knowledge of ONB, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or, to the best knowledge of ONB after due inquiry, threatened proceeding by any government regulatory agency or authority having jurisdiction over its business, assets, capital, properties or operations.

         5.08. Financial Statements and Reports. (a) ONB or its agents have delivered to ANB copies of the following financial statements and reports of ONB and its subsidiaries, including the notes thereto (collectively, the "ONB Financial Statements"):

         (i) Consolidated Balance Sheets and related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders' Equity of ONB as of and for the years ended December 31, 1996, 1997 and 1998, and for the fiscal quarter ended March 31, 1999; and

         (ii) Consolidated Statements of Cash Flows of ONB for the years ended December 31, 1996, 1997 and 1998 and for the fiscal quarter ended March 31, 1999.

         (b) The ONB Financial Statements present fairly the consolidated financial position of ONB and its subsidiaries as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The ONB Financial Statements described in clauses (i) and (ii) above, which consist of fiscal year-end information, are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The ONB Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render any of the ONB Financial Statements false, misleading or inaccurate in any respect.

         5.09. Shares to be Issued in Merger. The shares of ONB common stock which ANB shareholders will be entitled to receive upon consummation of the Merger pursuant to this Agreement will, at the Effective Time, be duly authorized and will, when issued in accordance with this Agreement, be validly issued, fully paid and nonassessable and will have been registered under the Securities Act of 1933, as amended ("1933 Act") and listed for trading on the Nasdaq National Market System.

         5.10. Shareholder Approval. Approval by ONB's shareholders of the Merger or for any other actions contemplated by this Agreement is not required.

         5.11. Accuracy of Statements Made to ANB. No representation, warranty or other statement made, or any information provided or to be provided, by ONB in this Agreement, and no written report, statement, list, certificate, materials or other information furnished or to be furnished by ONB to ANB through and including the Effective Time in connection with this Agreement or the Merger contemplated hereby (including, without limitation, any written information which has been or shall be supplied by ONB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus and registration statement relating to the Merger), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is mailed to ANB's shareholders) any untrue or misleading statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

         5.12. Broker's, Finder's or Other Fees. Except for reasonable fees of ONB's attorneys and accountants and investment bankers, no agent, broker or other person acting on behalf of ONB or under any authority of ONB is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

         5.13. Accounting Treatment. As of the date of this Agreement, it is aware of no reason why the Merger will fail to qualify for "pooling of interests" accounting treatment.

         5.14 Taxes, Returns and Reports. Except as set forth in the Disclosure Schedule, ONB has since January 1, 1995 (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all respects; (b) paid or otherwise adequately reserved in accordance with generally accepted accounting principles for all taxes, assessments and other governmental charges due or claimed to be due upon ONB or its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). ONB has established, and shall establish in its subsequent financial statements, in accordance with generally accepted accounting principles, a reserve for taxes in the ONB Financial Statements adequate to cover all of its tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. ONB does not have, nor will it have, any liability for taxes of any nature for or with respect to the operation of their respective businesses, including the business of any subsidiary, or ownership of their assets, including the assets of any subsidiary, from the date hereof up to and including the Effective Time, except to the extent set forth in its subsequent financial statements or as accrued or reserved for on the books and records of ONB. ONB is not currently under audit by any state or federal taxing authority. No federal, state or local tax returns of ONB have been audited by any taxing authority during the past five (5) years.

         5.14. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by ONB or any of its subsidiaries, whether written or oral, in which ONB or any of its subsidiaries participates as a participating employer; to which ONB or any of its subsidiaries contributes and including any such plans which within the preceding six years have been terminated, merged into another plan of ONB or any of its subsidiaries, frozen or discontinued (collectively, "ONB Plans"): (i) all such ONB Plans have been, in all respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and Treasury and Labor Regulations promulgated thereunder, (ii) all ONB Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have received favorable determination letters from the Internal Revenue Service ("Service") with respect to "TRA" (as defined in Section 1 of Rev. Proc. 93-39), and ONB is not aware of any circumstances likely to result in revocation of any such favorable determination letter; (iii) except for the ONB common stock held by its trustee as an asset of the ONB Employee Stock Ownership Plan and the ONB Employees' Retirement Plan, no ONB Plan (or its related trust) holds any stock or other securities of ONB or any related or affiliated person or entity;(iv) ONB has not engaged in any transaction that may subject ONB, or any ONB Plan, to a civil penalty imposed by Section 502 of ERISA; (v) no prohibited

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



transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any ONB Plan; (vi) to the best knowledge of ONB, there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened, against ONB, any of its subsidiaries, any ONB Plan, any fiduciary of any ONB Plan or the assets of any ONB Plan as to which ONB would have liability.

         (b) ONB has made available to ANB true, accurate and complete copies of the following (including all plans and programs which have been terminated): (i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation right plans and all amendments thereto and all summary plan descriptions thereof (including any modifications thereto); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans, programs and agreements; (iv) all group insurance and health insurance contracts, policies or plans; and (v) all other incentive, welfare or employee benefit plans, or agreements, maintained or sponsored, participated in, or contributed to by ONB or any of its subsidiaries for its current or former directors, officers or employees.

         (c) No current or former director, officer or employee of ONB or any of its subsidiaries is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with ANB, except that such individuals may be entitled to continue their group health care coverage pursuant to the retiree health coverage provisions of the ONB Corporation Group Health Plan or pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of the Plan or the Code with respect thereto, whichever is applicable.

         (d) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by ONB or any of its subsidiaries, in which ONB or any of its subsidiaries participates as a participating employer or to which ONB or any of its subsidiaries contributes, no director, officer, employee or agent of ONB or any of its subsidiaries has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on ONB or any of its subsidiaries under Code
Section 4980B(a). With respect to all such plans, all applicable provisions of
Section 4980B of the Code and Section 601 of ERISA have been complied with in all respects by ONB and its subsidiaries.

         5.16 Books and Records. The books and records of ONB have been fully, properly and accurately maintained.

         5.17 Year 2000. (a) All devices, systems, machinery, information technology, computer software and hardware, and other date sensitive technology (collectively, the "Systems") necessary for ONB to carry on its business as presently conducted and as contemplated to be conducted in the future are Year 2000 Compliant or will be Year 2000 Compliant within a period of time calculated to result in no disruption of any of ONB's business operations. Neither ONB nor any of its banking subsidiaries has received, or reasonably expects to receive, a deficiency notice for any federal or state regulator relating to their failure to be Year 2000 Compliant. For purposes of this Section 5.17, "Year 2000 Compliant" means that such Systems are designed to be used prior to, during and after the Gregorian calendar year 2000 A.D. and will operate during each such time period without error relating to date data, specifically including any error relating to, or the product of, date data which represents or references different centuries or more than one century.

         (b) ONB has:

                  (i) undertaken a detailed inventory, review, and assessment of all areas within its business and operations that could be adversely affected by the failure of ONB to be Year 2000 Compliant on a timely basis;

                  (ii) developed a detailed plan and timeline for becoming Year 2000 Compliant on a timely basis; and

                  (iii) to date, implemented that plan in accordance with that timetable.

         5.18. Nonsurvival of Representations and Warranties. The representations and warranties of ONB contained in this Agreement shall expire at the earlier of the termination of this Agreement and the Effective Time and, thereafter, ONB and all directors, officers and employees of ONB shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties.


                                    SECTION 6
                                COVENANTS OF ANB

         ANB covenants and agrees with ONB, and covenants and agrees to cause the Subsidiaries, to act as follows:

         6.01. Shareholder Approval. Subject to Section 6.06 hereof, ANB shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with

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



applicable law and the Articles of Incorporation and By-Laws of ANB at the earliest possible reasonable date. Subject to Section 6.06 hereof, the Board of Directors of ANB shall recommend to ANB's shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and shall solicit proxies voting in favor of this Agreement from ANB's shareholders.

         6.02. Other Approvals. (a) ANB and the Subsidiaries shall proceed expeditiously, cooperate fully and use its best efforts to assist ONB in procuring upon reasonable terms and conditions all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

         (b) Any materials or information provided by ANB or any Subsidiary to ONB for use by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

         6.03. Conduct of Business. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement shall be terminated as herein provided, neither ANB nor any Subsidiary shall, without the prior written consent of ONB:

                  (i) make any changes in its capital stock accounts (including, without limitation, any stock split, stock dividend, recapitalization or reclassification), except for the ANB DRIP and the issuance of up to 391,624 shares of ANB Common Stock under the Stock Option Plans;

                  (ii) authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in Section 4.03 hereof;

                  (iii) distribute or pay any dividends on its shares of common stock, or make any other distribution to its shareholders except that (A) American National Bank, Peoples Bank, Farmers State Bank and ANTIM may pay cash dividends to ANB in the ordinary course of business for payment of reasonable and necessary business and operating expenses of ANB and to provide funds for ANB's

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



                           dividends to its shareholders in accordance with this Agreement, and (B) ANB may pay to its shareholders its usual and customary quarterly cash dividend of no greater than nineteen cents ($0.19) per share for any quarterly period, provided that no dividend may be paid for the quarterly period in which the Merger is consummated if, during such period, ANB shareholders will become entitled to receive dividends on their shares of ONB common stock received pursuant to this Agreement;

                  (iv)     redeem any of its outstanding shares of common stock;

                  (v) merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other person, corporation or entity or enter into any other similar transaction not in the ordinary course of business;

                  (vi) purchase any assets or securities or assume any liabilities of another bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage their investment portfolios;

                  (vii) make any loan or commitment to lend money, issue any letter of credit or accept any deposit, except in the ordinary course of business in accordance with its existing banking practices;

                  (viii) except for the acquisition or disposition in the ordinary course of business of other real estate owned, acquire or dispose of any real or personal property (excluding the investment portfolio of the Banks) or fixed asset constituting a capital investment in excess of $100,000 individually or $200,000 in the aggregate;

                  (ix) subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings and except for pledges or liens: (i) required to be granted in connection with acceptance by ANB or any Subsidiary of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the ordinary course of the conduct of its business;


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



                  (x) promote to a new position or increase the rate of compensation or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of ANB or any Subsidiary (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices and established employment policies of ANB and the Subsidiaries and other than pursuant to an employee retention program, which has been disclosed to ONB);

                  (xi) execute, create, institute, modify, amend or terminate (except with respect to any amendments to the ANB Plans required by law, rule or regulation) any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation rights or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of ANB or any Subsidiary; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

                  (xii) modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of ANB or any Subsidiary;

                  (xiii) hire or employ any new or additional employees of ANB or any Subsidiary, except those which are reasonably necessary for the proper operation of their respective businesses;

                  (xiv) elect or appoint any executive officers or directors of ANB or any Subsidiary who are not presently serving in such capacities;

                  (xv) amend, modify or restate ANB's, Peoples Bank's, Farmers State Bank's, or ANB Financial's Articles of Incorporation or By-Laws or American National Bank's or ANTIM's Articles of Association or By-Laws from those in effect on the date of this Agreement and as delivered to ONB hereunder;

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



                  (xvi) give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber; or grant a security interest in or option to or right to acquire any shares of common stock or substantially all of the assets, of ANB or any Subsidiary, or enter into any agreement or commitment relative to the foregoing;

                  (xvii) fail to continue to make additions to in accordance with the Banks' past practices and to otherwise maintain in all respects the Banks' reserve for loan and lease losses, or any other reserve account, in accordance with safe, sound, and prudent banking practices and in accordance with generally accepted accounting principles applied on a consistent basis;

                  (xviii) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due;

                  (xix) except for obligations disclosed within this Agreement or the Disclosure Statement, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the ANB Financial Statements or the Subsequent ANB Financial Statements, (A) borrow any money (except for capital purposes related to the Subsidiaries), (B) incur any indebtedness including, without limitation, through the issuance of debentures, or (C) incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $50,000 (other than as contemplated by Section 6.03(a)(vii) hereof and legal, accounting and fees related to the Merger);

                  (xx) open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches; or

                  (xxi) pay or commit to pay any management or consulting or other similar type of fees other than in the ordinary course of business.

         (b) ANB and the Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on their assets, properties and operations, fidelity coverage and directors' and officers' liability insurance on their directors, officers and employees in such amounts and with regard to such


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liabilities and hazards as are currently insured by ANB and the Subsidiaries as of the date of this Agreement.

         6.04. Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, ANB and the Subsidiaries shall: (a) carry on their business substantially in the manner as is presently being conducted and in the ordinary course of business; (b) use their reasonable best efforts to preserve their business organization intact, keep available the services of the present officers and employees and preserve their present relationships with customers and persons having business dealings with it; (c) maintain all of the properties and assets that each of them owns or utilizes in good operating condition and repair, reasonable wear and tear excepted, and maintain insurance upon such properties and assets in amounts and kinds comparable to that in effect on the date of this Agreement; (d) maintain their books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance with all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of their business; and (e) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which any one of them is a party or by which any one of them is or may be subject or bound.

         6.05. Restrictions Regarding Affiliates. ANB shall, within thirty (30) days after the date of this Agreement and promptly thereafter until the Effective Time to reflect any changes, provide ONB with a list identifying each person who may be deemed to be an affiliate of ANB for purposes of Rule 145 under the 1933 Act. On or prior to the date of this Agreement, and thereafter as may be required for a person who may be deemed an affiliate of ANB following the date of this Agreement, ANB shall obtain from each director, executive officer and other person who may be deemed to be such an affiliate of ANB to deliver to ONB on or prior to the date of this Agreement, and thereafter as may be required for any other person who may be deemed an affiliate of ANB following the date of this Agreement, a written agreement, substantially in the form as attached hereto as Exhibit B, providing that such person: (a) shall not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of ANB Common Stock directly or indirectly owned or held by such person during the thirty (30) day period prior to the Effective Time; and (b) will not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of ONB common stock to be received by such person pursuant to this Agreement: (i) until such time as financial results covering at least 30 days of combined operations of ONB and ANB have been published as and when required and within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, and (ii) unless such sales are pursuant to an effective Registration Statement under the 1933 Act or pursuant to Rule 145 under the 1933 Act or another exemption from registration under the 1933 Act. On or prior to the Effective Time, ANB shall use its best efforts to obtain from each director, executive officer and other


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person who may be deemed to be an affiliate of ANB for purposes of Rule 145 under the 1933 Act to deliver to ONB at the Effective Time a certificate signed by each such person certifying to the effect that such person has complied with the terms and conditions of their written agreement delivered to ONB pursuant to this Section 6.05.

         6.06. Other Negotiations. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except with the prior written approval of ONB, neither ANB nor any Subsidiary shall permit or authorize their respective directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit or encourage, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to ANB or any Subsidiary or to which ANB or any Subsidiary may become a party (all such transactions are hereinafter referred to as "Acquisition Transactions").

         (b) ANB and the Subsidiaries shall promptly communicate to ONB the terms of any proposal or offer which any one of them may receive with respect to an Acquisition Transaction. ANB or any Subsidiary may, in response to an unsolicited written proposal with respect to an Acquisition Transaction from a third party, furnish information to, and negotiate, explore or otherwise engage in substantive discussions with such third party, and enter into any such agreement, arrangement or understandings, in each case only if ANB's Board of Directors determines in good faith by majority vote, after consultation with its financial advisors and outside legal counsel, that failing to take such action would be a breach of the fiduciary duties of ANB's Board of Directors.

         6.07. Press Releases. Except as required by law, neither ANB nor any Subsidiary shall issue any press releases or make any other public announcements or disclosures relating to the Merger without the prior consent of ONB, which consent shall not be unreasonably withheld.

         6.08. Disclosure Schedule Update. ANB shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of ANB contained herein incorrect, untrue or misleading.


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



         6.09. Information, Access Thereto, Confidentiality. ONB and its respective representatives and agents shall, on reasonable notice and during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of ANB and the Subsidiaries. ONB and its respective representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of ANB and the Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere with the normal business operations of ANB and the Subsidiaries. Upon request, ANB and the Subsidiaries shall furnish ONB or its respective representatives or agents, their attorneys' responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by ONB which has been or is developed by ANB or any Subsidiary, their auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by ANB or any Subsidiary of any claim of attorney-client privilege), and will permit ONB and its respective representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for ANB and the Subsidiaries, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to ONB or its respective representatives or agents. No investigation by ONB shall affect the representations and warranties made by ANB herein. ONB shall not use any such information obtained pursuant to this Agreement for any purpose unrelated to the Merger. Any confidential information or trade secrets received by ONB or its representatives or agents in the course of such examination (whether conducted prior to or after the date of this Agreement) shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by ONB or, at ANB's request, returned to ANB in the event this Agreement is terminated as provided in Section 9 hereof. This Section 6.09 shall not require the disclosure of any information to ONB which would be prohibited by law.

         6.10. Subsequent ANB Financial Statements. As soon as reasonably available after the date of this Agreement, ANB shall deliver to ONB the monthly unaudited consolidated balance sheets and profit and loss statements of ANB prepared for its internal use, Call Reports of the Banks and ANTIM for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, "Subsequent ANB Financial Statements"). The Subsequent ANB Financial Statements shall be prepared on a basis consistent with past accounting practices and generally accepted accounting principles applied on a consistent basis to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented, subject to year end audit adjustments and the

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



absence of footnotes for interim statements. The Subsequent ANB Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any respect.

         6.11. Employee Benefits. Neither the terms of Section 7.03 hereof nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of ANB shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of ANB; or (b) prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

         6.12. Merger of ANB Corporation Savings and Incentive Plan. As soon as administratively feasible after the Effective Time, the ANB Corporation Savings and Incentive Plan ("ANB 401(k) Plan") shall be merged with and into the ONB Savings Plan. All account balances maintained under the ANB 401(k) Plan shall become fully vested and nonforfeitable on the day on which the plan merger occurs. From the date of this Agreement through the date on which the ANB 401(k) Plan is merged into the ONB Savings Plan, ANB and the Subsidiaries may continue to make contributions to the ANB 401(k) Plan so long as such contributions are comparable in amount to any past contributions to such plan.

         6.13. Merger of ANB Corporation Employees' Pension Plan. As of the first January 1 or July 1 coinciding with or next following the Effective Time, or as soon as administratively feasible thereafter, the ANB Corporation Employee's Pension Plan ("ANB Pension Plan") shall be merged with and into the ONB Employees' Retirement Plan ("ONB Pension Plan"). All benefits accrued under the ANB Pension Plan shall be fully vested and non-forfeitable on the day on which the plan merger occurs. From the date of this Agreement through the date on which the ANB Pension Plan is merged into the ONB Pension Plan, ANB and its Subsidiaries shall contribute to the ANB Pension Plan at least the amounts calculated by the plan's actuary to be necessary to prevent an accumulated funding deficiency within the meaning of the Section 412 of the Code.

         6.14 Termination of Group Health Plan. The ANB Corporation Group Health Plan ("ANB Health Plan") shall be terminated as of the last day of the calendar month in which the Effective Time occurs. From the date of this Agreement through the date as of which the ANB Health Plan terminates, ANB and the Subsidiaries shall continue to fund all expenses of the plan, including but not limited to, benefits, stop loss insurance premiums and administrative fees, attributable to claims incurred on or prior to the date the ANB Health Plan terminates. As of the date the ANB Health Plan terminates, ANB and the Subsidiaries shall have funded a reserve account for the purpose of paying covered claims incurred,

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but not yet paid, as of the plan termination date. The amount of such reserve account shall not be less than twenty-five percent (25%) of the total claims paid for the plan year ending September 30, 1999.

         6.15 Termination of Long Term Disability Plan. The ANB Corporation Long Term Disability Plan ("ANB LTD Plan") shall be terminated as of the Effective Time, or as soon as administratively feasible thereafter, but such termination shall not affect the benefits payable to any ANB covered employee who became entitled to a disability benefit under the ANB LTD Plan prior to the termination of said plan. From the date of this Agreement through the date as of which the ANB LTD Plan terminates, ANB and the Subsidiaries shall continue to pay the insurance premiums necessary to continue the ANB LTD Plan benefits.

         6.16 Termination of Sec. 125 Plan. The ANB Corporation Sec. 125 Plan ("ANB Cafeteria Plan') shall be terminated as of same date the ANB Health Plan is terminated. From the date of this Agreement through the date as of which the ANB Cafeteria Plan terminates, ANB and the Subsidiaries shall continue to contribute to such plan the pre-tax amounts which the ANB Cafeteria Plan participants elect to defer from compensation in order to pay the employee portion of the cost of coverage under the ANB Health Plan.

         6.17 Termination of ANB Corporation Group Life Plan. The ANB Corporation Group Term Life Insurance Plan ("ANB Group Life Plan") shall be terminated as of the first day of the first calendar month following the Effective Time or as soon as administratively feasible thereafter. From the date of this Agreement through the date on which the ANB Group Life Plan terminates, ANB and the Subsidiaries shall continue to pay the insurance premiums necessary to continue the death benefits provided by such plan.

         6.18 Termination of the ANB Corporation SERP. The ANB Corporation Supplemental Executive Retirement Plan (the "ANB SERP") shall be terminated as of the day on which the Effective Time occurs. No employee of ANB or the Subsidiaries who has been designated as an eligible participant under the ANB SERP shall accrue any additional benefits thereunder subsequent to the December 31 coincident with or next preceding the date the ANB SERP terminates. The accumulated benefit obligations in the ANB Corporation SERP shall, upon the Effective Time, be transferred to, and shall become a benefit obligation under the ONB Non-Qualified Defined Contribution Plan For Executive Employees of ONB. Such transferred benefit shall thereafter be administered pursuant to the terms and conditions of the transferee plan.

         6.19 Termination of the ANB Corporation Directors' Plan. The ANB Corporation Directors' Deferred Compensation Plan (the "ANB Directors' Plan"), and all participation agreements in effect

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thereunder, shall be terminated as of the Effective Time. From the date of this
Agreement through the date on which the ANB Directors' Plan is terminated, ANB and the Subsidiaries may continue to allow participants thereunder to elect to defer the receipt of all or a portion of the director fees he or she would otherwise receive and to credit such fees to the director's individual account under the plan. Upon the termination of the ANB Directors' Plan the balance in each individual account thereunder shall be distributed in a lump sum payment to the participant entitled thereto. The Board of Directors of ANB, and the Board of Directors of each of the Subsidiaries which is participating in the ANB Directors' Plan, shall, prior to the day on which the Effective Time occurs, amend or cause the amendment of such plan to provide that upon the termination of such plan the accrued benefits thereunder shall be immediately paid in a lump sum payment to the individuals entitled to such accrued benefits, subject, however, to the terms of the ANB Directors' Plan.

         6.20 Disposition of the ANB Corporation Stock Investment Plan. From the date of this Agreement through the day on which the Effective Time occurs, the Stock Investment Plan of ANB Corporation ("ANB Stock Investment Plan") shall remain in effect, shall continue to be funded by both employer and employee contributions, and shall continue to be administered, all in accordance with its current provisions. As of the day on which the Effective Time occurs, the shares of ANB Common Stock owned by each participant under said plan shall be converted into whole shares of ONB common stock pursuant to the applicable provisions of
Section 2 of this Agreement. Fractional share interests resulting from such conversion shall be paid in cash at such time and in such amount determined under Section 2.02 of this Agreement. ANB shall cause the administrator of the ANB Stock Investment Plan to thereafter transfer the shares of ONB common stock held on behalf of each participant in the ANB Stock Investment Plan to the administrator of the ONB Direct Stock Purchase Plan and Dividend Reinvestment Plan ("ONB Stock Purchase Plan"). Upon receipt of such shares the administrator of the ONB Stock Purchase Plan shall credit the number of such shares, on a per participant basis, to the individual account established on the participant's behalf under the ONB Stock Purchase Plan by the administrator thereof. Thereafter such converted shares shall be held, administered and distributed or surrendered pursuant to the applicable provisions of the ONB Stock Purchase Plan; provided, however, that the distribution rights of the participants under the ANB Stock Investment Plan shall not be materially adversely affected by the transfer of the converted shares to the ONB Stock Purchase Plan.

         6.21 Termination of ANB Corporation Severance Policy. The ANB Corporation Severance Policy, covering eligible employees of ANB, American National Bank and ANTIM, shall be terminated as of the Effective Time. With respect to an individual covered by such severance policy on the date of its termination, in the event that he or she incurs, within twelve months from the Effective Time, (i) the involuntary termination of employment for reasons other than cause, (ii) a material reduction in compensation or (iii) without the prior written consent of such person, the assignment to him or her of

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any duties materially inconsistent with his or her duties and responsibilities prior to the date of this Agreement, he or she shall be entitled to receive a severance benefit. The severance benefit shall be a salary continuation the amount of which shall be the greater of (i) the amount payable to such individual under the salary continuation provisions of the terminated ANB Corporation Severance Policy had such policy not been terminated, or (ii) the amount payable to such individual under the salary continuation provisions of the ONB Severance Policy, if any, then applicable to such individual. An individual who is entitled to a benefit under the ONB Severance Policy shall also be entitled to a continuation of employee benefits as determined solely by the applicable provisions of the ONB Severance Policy. The Board of Directors of each of ANB, American National Bank and ANTIM, shall, prior to the execution of this Agreement, amend, or cause the amendment of, the ANB Severance Policy to provide that the sole events for which a severance benefit is payable thereunder shall be (i) the involuntary termination of a covered individual's employment for reasons other than cause, (ii) a material reduction in compensation or (iii) without the prior written consent of an employee, the assignment to him or her of any duties materially inconsistent with his or her duties and responsibilities prior to the date of this Agreement.

         6.22. Disposition of Farmers State Bank Plans. ANB shall use its best efforts to complete the merger of the Farmers State Bank of Union City, Ohio, Employees' 401(k) Plan with and into the ANB 401(k) Plan, and shall complete the merger of the Farmers State Bank of Union City, Ohio Employees' Pension Plan with and into the ANB Pension Plan, no later than December 31, 1999 with respect to each such plan merger.

         6.23. Disposition of ANB Stock Option Plans. At or prior to the Effective Time, ANB shall use its best efforts, including using its best efforts to obtain any necessary consents from optionees, with respect to the Stock Option Plans to permit the conversion of each outstanding option to acquire shares of common stock of ANB Corporation which was properly granted pursuant to a stock option agreement executed in accordance with the provisions of the Stock Option Plans by ONB pursuant to Section 7.05 of this Agreement, and to permit ONB to assume the sponsorship and administration of the Stock Option Plans. ANB shall also take all action necessary to amend the Stock Option Plans to eliminate additional automatic or discretionary grants or awards under such plans subsequent to the Effective Time.

         6.24. Year 2000. ANB shall:

         (a) Additional Information. Furnish such additional information, statements and other reports with respect to ANB's Year 2000 compliance (and its approach to and progress towards achieving compliance) discussed in Section 4.24 hereof as ONB may reasonably request from time to time.


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         (b) Notice of Changes. In the event of any change in circumstances that causes or will likely cause any of ANB's representations and warranties set forth in Section 4.24 hereof ("Year 2000 Compliance") to no longer be true and would result in a Material Adverse Effect (hereinafter referred to as a "Change in Circumstances"), then ANB shall promptly, and in any event within ten (10) days of receipt of information regarding a Change in Circumstances, provide ONB with written notice ("Notice") that describes in reasonable detail the Change in Circumstances and how such Change in Circumstances caused or will likely cause ANB's representations and warranties set forth in Section 4.24 hereof to no longer be true. ANB shall, within ten (10) days of a request, also provide ONB with any additional information ONB reasonably requests of ANB in connection with the Notice and/or a Change in Circumstances.

         (c) Audits. Give any representative of ONB reasonable access during all business hours to, and permit such representative to examine, copy or make excerpts from, any and all books, records and documents in the possession of ANB and the Subsidiaries and relating to their affairs, and to inspect any of the properties and Systems of ANB and the Subsidiaries, and to project test the Systems to determine if they are Year 2000 Compliant in an integrated environment, all at the sole cost and expense of ONB.

         6.25. SEC and Other Reports. Promptly upon its becoming available, furnish to ONB one (1) copy of each financial statement, report, notice, or proxy statement sent by ANB to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by ANB with Nasdaq or the SEC or any successor agency, and of any order issued by any Governmental Authority in any proceeding to which ANB is a party. For purposes of this provision, "Governmental Authority" shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over ANB or any of its business, operations or properties.

         6.26. Adverse Actions. ANB shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to the standard set out in the second paragraph to Section 4, in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Section 8 not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.


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                                    SECTION 7
                                COVENANTS OF ONB

         ONB covenants and agrees with ANB as follows:

         7.01. Approvals. ONB shall have primary responsibility for the preparation, filing and costs of all bank holding company and bank regulatory applications required for consummation of the Merger. ONB shall file all bank holding company and bank regulatory applications as soon as practicable after the execution of this Agreement. ONB shall provide to ANB's legal counsel a reasonable opportunity to review such applications prior to their filing and shall provide to ANB's legal counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

         7.02. SEC Registration. (a) ONB shall file with the SEC as soon as practicable after the execution of this Agreement a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB common stock to be issued pursuant to this Agreement and shall use its best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the "Registration Statement". The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to ONB and ANB, prepared for use in connection with the meeting of shareholders of ANB referred to in Section 6.01 hereof, all in accordance with the rules and regulations of the SEC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all Blue Sky exemptions, authorizations, consents or approvals required for the issuance of ONB common stock. In advance of filing the Registration Statement and all other filings described in Section 7.01 hereof, ONB shall provide ANB and its counsel with a copy of the Registration Statement and each such other filing and provide an opportunity to comment thereon.

         (b) Any materials or information provided by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.


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



         (c) All filings by ONB with the SEC and with all other federal and state regulatory agencies shall be true, accurate and complete in all material respects as of the dates of the filings, and no such filings shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

         (d) ONB will use reasonable best efforts to list for trading on the Nasdaq National Market System (subject to official notice of issuance) prior to the Effective Time, the shares of ONB common stock to be issued in the Merger.

         7.03. Employee Benefit Plans. (a) As of the Effective Time, ONB will make available to the employees of ANB and the Subsidiaries who continue as employees of ONB or any subsidiary of ONB after the Effective Time and, further, subject to Section 7.03(b), (c) and (d) hereof, substantially the same employee benefits on substantially the same terms and conditions as ONB offers to similarly situated officers and employees. Until such time as the employees of ANB and the Subsidiaries become covered by the ONB welfare benefit plans, the employees of ANB and the Subsidiaries shall remain covered by the ANB Plans which cover such employees, subject to the terms of such plans. Except as otherwise provided in Sections 6.13, 6.18 and 6.21, ONB will honor in accordance with their terms (i) all employee benefit obligations to current and former officers and employers and employees of ANB and the Subsidiaries accrued as of the Effective Time and (ii) to the extent set forth in the Disclosure Schedule, all employee severance plans in existence on the date hereof and all employment or severance agreements entered into prior to the date hereof to the extent set forth in the Disclosure Schedule.

         (b) Subject to the provisions of subsection (c) hereof, years of service (as defined in the applicable ONB plan) of an officer or employee of ANB or any Subsidiary prior to the Effective Time shall be credited, effective as of the date on which such employees become covered by a particular ONB plan, to each such officer or employee eligible for coverage under Section 7.03(a) hereof for purposes of: (i) eligibility under ONB's employee welfare benefit plans;
(ii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employees' Retirement Plan ("ONB Pension Plan") or under the ONB Employees' Savings and Profit Sharing Plan ("ONB Profit Sharing Plan"); and (iii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employee Stock Ownership Plan ("ESOP"). Those officers and employees of ANB or any Subsidiary who otherwise meet the eligibility requirements of the ONB Profit Sharing Plan and ESOP, based on their age and years of service to ANB or any Subsidiary, shall become participants thereunder on the first day of the calendar month which coincides with or next follows the Effective Time. Those officers and employees of ANB or any Subsidiary who otherwise meet the eligibility requirements of the ONB Pension Plan, based upon their age and years of ANB or any Subsidiary service, shall become

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



participants thereunder no later than the January 1st which coincides with or next follows the Effective Time. Those officers or employees who do not meet the eligibility requirements of the ONB Pension Plan, ONB Profit Sharing Plan or ESOP on such dates shall become participants thereunder on the first plan entry date under the ONB Pension Plan, the ONB Profit Sharing Plan or ESOP, as the case may be, which coincides with or next follows the date on which such eligibility requirements are satisfied.

         (c) No full-time officer or employee of ANB or any Subsidiary serving as of the Effective Time shall be subject to any pre-existing condition exclusions under any of ONB's welfare benefit plans if such officer, employee or individual was covered by the corresponding ANB welfare benefit plan on the day immediately preceding the Effective Time.

         (d) Neither the terms of this Section 7.03 nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of ANB or any Subsidiary shall: (i) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of ANB or any Subsidiary; or
(ii) prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

         (e) ONB shall take any and all actions reasonably necessary to effectuate the disposition of the ANB Plans provided by Section 6.12 through 6.23.

         7.04. Employment Agreements. Following the Effective Time, ONB agrees to honor and abide by the terms of the written employment agreements set forth in the Disclosure Schedule, except as may be otherwise required by any government regulatory agency.

         7.05. Stock Options. (a) At the Effective Time, the obligations of ANB with respect to each outstanding option to purchase shares of ANB Common Stock (pursuant to the Stock Options) which was properly granted pursuant to a stock option agreement executed in accordance with a Stock Option Plan shall be assumed by ONB as hereinafter provided. In connection therewith, each Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option at the Effective Time, that number of shares of ONB common stock, rounded to the nearest whole share, as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Option in full (after giving effect to accelerated vesting) immediately prior to the Effective Time and, immediately thereafter, exchanged such shares solely for ONB common stock based upon the Exchange Ratio at an exercise price per share equal to (A) the aggregate exercise price for ANB Common Stock otherwise purchasable pursuant to such Stock Option divided by (B) the number of shares of ONB common stock, rounded to the nearest whole share, deemed

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purchasable pursuant to such Stock Option; provided, however, that in the case of any Stock Option to which Section 422 of the Code applies, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. By way of example and illustration only, if any option holder has been granted and is vested in options to acquire 1,000 shares of ANB Common Stock for $20.00 per share, then after the Effective Time, such option holder's same option would be converted into the option to acquire, 1250 shares of ONB common stock at $16.00 per share. In no event shall ONB be required to issue fractional shares of ONB common stock pursuant to the Stock Options.

         (b) As soon as practicable after the Effective Time, ONB shall deliver to each holder of a Stock Option an appropriate notice or agreement which sets forth such holder's rights pursuant to the Stock Option, and the agreements evidencing the grants of such Stock Options shall continue in effect on the same terms and conditions (subject to the conversion required by this Section 7.05 after giving effect to the Merger and the assumption by ONB as set forth above); provided, however, to the extent necessary to effectuate the provisions of this
Section 7.05, ONB may deliver new or amended Stock Option agreements which reflect the terms of each Stock Option assumed by ONB. With respect to each Stock Option, the optionee shall be solely responsible for any and all tax liability (other than the employer's one-half share of any employment taxes) which may be imposed upon the optionee as a result of the provisions of this
Section 7.05 and as a result of the grant and exercise of such Stock Options.

         (c) As soon as practicable after the Effective Time, ONB shall file with the SEC a registration statement on an appropriate form with respect to the shares of ONB common stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses with respect thereto) for so long as such options remain outstanding.

         7.06. Press Releases. Except as required by law, ONB shall not issue any press releases or make any other public announcements or disclosures relating primarily to ANB with respect to the Merger without the prior consent of ANB, which consent shall not be unreasonably withheld.

         7.07. Indemnification. (a) From and after the Effective Time, ONB shall indemnify, defend and hold harmless to the fullest extent permitted by applicable federal and state law each person who is on the date hereof, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of ANB or was serving at the request of ANB as a director or officer of any domestic or foreign corporation, joint venture, trust, employee benefit plan or other enterprise

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



(collectively, the "Indemnitees") arising out of ANB's Articles of Incorporation or By-Laws in effect at the Effective Time against any and all losses in connection with or arising out of any claim which is based upon, arises out of or in any way relates to any actual or alleged act or omission occurring at or prior to the Effective Time in the Indemnitee's capacity as a director or officer (whether elected or appointed), of ANB. Indemnification of officers and directors of the Subsidiaries following the Effective Time will be provided to the same extent it is provided from time to time to other persons working in similar capacities for ONB or its subsidiaries following the Effective Time.

         (b) In the event ONB or any of its successors or assigns (i) consolidates with or merges into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of ONB assume the obligations set forth in this Section 7.07.

         (c) ONB shall maintain in effect for not less than two (2) years from the Effective Time the policies of directors' and officers' liability insurance most recently maintained by ANB; provided, however, that ONB may substitute therefor policies with reputable and financially sound carriers for substantially similar coverage containing terms and conditions which are no less advantageous for so long as such substitution does not result in gaps or lapses in coverage with respect to claims arising from or relating to matters occurring prior to the Effective Time. ONB shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided for in this Section 7.07.

         (d) The provisions of this Section 7.07 are intended to be for the benefit of, and shall be enforceable by, each Indemnitee and their respective heirs and representatives.

         7.08 Adverse Actions. ONB shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to the standard set out in the second paragraph to Section 5, in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Section 8 not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Merger except, in each case, as may be required by applicable low or regulation.


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                                    SECTION 8
                       CONDITIONS PRECEDENT TO THE MERGER

         8.01. ONB. The obligation of ONB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

         (a) Representations and Warranties at Effective Time. Each of the representations and warranties of ANB with respect to itself and the Subsidiaries contained in this Agreement shall, subject to the standard set out in the second paragraph to Section 4, be true, and correct at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time.

         (b) Covenants. Each of the covenants and agreements of ANB shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

         (c) Deliveries at Closing. ONB shall have received from ANB at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 11.02(b) hereof.

         (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of ANB in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

         (e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the board of directors of ONB reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on ONB and its subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that ONB would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.



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         (f) Shareholder Approval. The shareholders of ANB shall have approved and adopted this Agreement as required by applicable law and its Articles of Incorporation.

         (g) Officers' Certificate. ANB shall have delivered to ONB a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying: (i) to the effect set out in Section 8.01(a);
(ii) that all the covenants of ANB have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) that ANB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to ANB.

         (h) Tax Opinion. The Board of Directors of ONB shall have received a written opinion of the law firm of Krieg DeVault Alexander & Capehart, LLP, dated as of the Effective Time, in form and content satisfactory to ONB, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.06 hereof) to each party hereto and to the shareholders of ANB, except with respect to cash received by ANB's shareholders for fractional shares resulting from application of the Exchange Ratio. In rendering such opinion, counsel may require and rely upon customary representation letters of ONB and ANB and rely upon customary assumptions.

         (i) Pooling of Interests Opinion. The Board of Directors of ONB shall have received a written opinion from its independent auditors, dated as of the Effective Time, in form and content satisfactory to ONB, to the effect that the Merger to be effected pursuant to this Agreement will qualify for pooling of interests accounting treatment for ONB.

         8.02. ANB. The obligation of ANB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ANB:

         (a) Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this Agreement shall, subject to the standards set out in the second paragraph of Section 5, be true and correct on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time.

         (b) Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

         (c) Deliveries at Closing. ANB shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to ANB, listed in Section 11.02(a) hereof.


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


         (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of ANB in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened. In addition, such shares of ONB common stock shall be listed on the Nasdaq National Market System.

         (e)) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the board of directors of ANB reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on ANB and its subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that ANB would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

         (f) Shareholder Approval. The shareholders of ANB shall have approved and adopted this Agreement as required by applicable law and its Articles of Incorporation.

         (g) Officers' Certificate. ONB shall have delivered to ANB a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) to the effect set out in Section 8.02(a); (ii) that all the covenants of ONB have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

         (h) Tax Opinion. The Board of Directors of ANB shall have received a written opinion of the law firm of Sullivan & Cromwell, dated as of the Effective Time, in form and content satisfactory to ANB, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.06 hereof) to each party hereto and to the shareholders of ANB, except with respect to cash received by ANB's shareholders for fractional shares resulting from application of the Exchange Ratio. In rendering such opinion, counsel may require and rely upon customary representation letters of ONB and ANB and rely upon customary assumptions.

         (i) Fairness Opinion. ANB's investment bank shall have issued its written fairness opinion stating that the Exchange Ratio relating to the Merger is fair to the shareholders of ANB from a financial


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point of view. Such written fairness opinion shall be (i) in form and substance reasonably satisfactory to ANB and (ii) dated as of a date not later than the mailing date of the proxy statement-prospectus relating to the Merger to be mailed to shareholders of ANB.

                                    SECTION 9
                              TERMINATION OF MERGER

         9.01. Manner of Termination. This Agreement and the Merger may be terminated at any time prior to the Effective Time by written notice delivered by ONB to ANB, or by ANB to ONB as follows:

         (a)      By ONB or ANB, if:

                  (i) the Merger contemplated by this Agreement has not been consummated by March 31, 2000; or

                  (ii) the respective Boards of Directors of ONB and ANB mutually agree to terminate this Agreement.

         (b)      By ONB, if:

                  (i) the Merger will not qualify for pooling of interests accounting treatment for ONB; or

                  (ii) at any time prior to the Effective Time, ONB's Board of Directors so determines, in the event of either

                           (A) a breach by ANB of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to ANB of such breach; or

                           (B) a breach by ANB of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to ANB of such breach; provided that a breach under this clause (B) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect; or


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                  (iii)    it shall reasonably determine that the Merger
                           contemplated by this Agreement has become impracticable by reason of commencement or threat of any claim, litigation or proceeding against ONB, ANB, any Subsidiary or any subsidiary of ONB, or any director or officer of any of such entities relating to this Agreement or the Merger; or

                  (iv) there has been a material adverse change in the business, assets, capitalization, financial condition or results of operations of ANB and its Subsidiaries taken as a whole subsidiary as of the Effective Time as compared to that in existence as of the date of this Agreement other than any change resulting primarily by reason of changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, effects of any action taken with the prior written consent of ONB and changes in the general level of interest rate or conditions or circumstances that affect the banking industry generally; or

                  (v) ANB fulfills the requirements of Section 6.01 hereof but the shareholders of ANB do not approve and adopt the Merger and this Agreement.

         (c)      By ANB, if:

                  (i) at any time prior to the Effective Time, ANB's Board of Directors so determines, in the event of either

                           (A) a breach by ONB of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to ONB of such breach; or

                           (B) a breach by ONB of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to ONB of such breach; provided that a breach under this clause (B) would be reasonably likely,


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

                                    individually or in the aggregate with other breaches, to result in a Material Adverse Effect; or

                  (ii) there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of ANB on a consolidated basis as of the Effective Time as compared to that in existence on March 31, 1999, other than any change resulting primarily by reason of changes in banking laws or regulations (or interpretations thereof), changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, effects of any action taken with the prior written consent of ANB and changes in the general level of interest rate or conditions or circumstances that affect the banking industry generally; or

                  (iii) it shall reasonably determine that the Merger contemplated by this Agreement has become impracticable by reason of commencement or threat of any material claim, litigation or proceeding against ONB (A) relating to this Agreement or the Merger or
                           (B) which is likely to have a Material Adverse Effect on ONB; or

                  (iv) ANB fulfills the requirements of Section 6.01 hereof but the shareholders of ANB do not approve and adopt the Merger and this Agreement; or

                  (v) prior to the approval by the shareholders of ANB of the Merger contemplated in this Agreement, if, without breaching Section 6.06, ANB shall contemporaneously enter into a definitive agreement with a third party providing for an Acquisition Transaction on terms determined in good faith by the board of directors of ANB, after consulting with and considering the advice of ANB's independent counsel and financial advisors, to be more favorable to the shareholders of ANB than the Merger and with respect to which the board of directors has determined after such consultation and consideration that to proceed with the Merger would violate the fiduciary duties of the board of directors to the ANB's shareholders; or

                  (vi) at any time during the five-day period commencing with the Determination Date if both of the following conditions are satisfied:


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                  (A) the number obtained by dividing the Average Closing Price by the Starting Price (the "ONB Ratio") shall be less than 0.80; and

                  (B) the ONB Ratio shall be less than the number obtained by dividing the Final Index Value by the Index Value on the Starting Date and subtracting 0.15 from the quotient in this clause (B) (such number being referred to herein as the "Index Ratio");

subject, however, to the following three sentences. If ANB elects to exercise its termination right pursuant to this Section 9.01(c)(vi), it shall give written notice to ONB (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, ONB shall have the option to increase the consideration to be received by the holders of ANB Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the ONB Ratio. If ONB so elects within such five-day period, it shall give prompt written notice to ANB of such election and the revised Exchange Ratio. Whereupon no termination shall have occurred pursuant to this Section 9.01(c)(vi) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

         For purposes of Section 9.01(c)(vi), the following terms shall have the meanings indicated:

                  "Average Closing Price" shall mean the average of the closing price of a share of ONB Common Stock on the Nasdaq National Market System (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) during the period of 20 consecutive trading days ending on the trading day prior to the Determination Date, rounded to the nearest whole cent.

                  "Determination Date" shall mean the date on which the last required approval required under Section 8.01(e) and 8.02(e) hereof is obtained, without regard to any requisite waiting period in respect thereof.



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                  "Final Index Value" shall mean the average of the Index Value for the 20 consecutive trading days ending on the trading day prior to the Determination Date.

                  "Index Value," on a given date, shall mean the index value on such date of the Nasdaq Bank Index, as such index value is reported by Bloomberg News Service on such date.

                  "Starting Date" shall mean the last trading day immediately preceding the date of the first public announcement of entry to this Agreement.

                  "Starting Price" shall mean the closing price of a share of ONB common stock on the Nasdaq National Market System (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) on the Starting Date.

         9.02. Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of ONB or ANB and their respective directors, officers, employees, agents and shareholders, except as provided in compliance with the confidentiality provisions of this Agreement set forth in Section 6.09 hereof and the payment of expenses set forth in
Section 12.09 hereof; provided, however, that termination will not in any way release a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

                                   SECTION 10
                          EFFECTIVE TIME OF THE MERGER

         Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective at the close of business on the day and at the time specified in the Articles of Merger of ANB with and into ONB as filed with the Indiana Secretary of State ("Effective Time"). Unless otherwise mutually agreed to by the parties hereto, the Effective Time shall occur on the later of (i) January 31, 2000 or (ii) the last business day of the month following (a) the fulfillment of all conditions precedent to the Merger set forth in Section 8 of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger.

                                   SECTION 11
                                     CLOSING

         11.01. Closing Date and Place. So long as all conditions precedent set forth in Section 8 hereof have been satisfied and fulfilled, the closing of the Merger ("Closing") shall take place on the Effective

Time at the law offices of Krieg DeVault Alexander & Capehart, LLP, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204.

         11.02. Deliveries. (a) At the Closing, ONB shall deliver to ANB the following:

                  (i) the officers' certificate contemplated by Section 8.02(g) hereof;

                  (ii) copies of all approvals by government regulatory agencies necessary to consummate the Merger;

                  (iii) copies of the resolutions of the Board of Directors of ONB certified by the Secretary of ONB, relative to the approval of this Agreement and the Merger; and

                  (iv) such other documents as ANB or its legal counsel may reasonably request.

         (b)      At the Closing, ANB shall deliver to ONB the following:

                  (i) the officers' certificate contemplated by Section 8.01(g) hereof;

                  (ii) a list of ANB's shareholders as of the Effective Time certified by the President and Secretary of ANB;

                  (iii) copies of the resolutions adopted by the Board of Directors of ANB certified by the Secretary of ANB, relative to the approval of this Agreement and the Merger; and

                  (iv) such other documents as ONB or its legal counsel may reasonably request.

                                   SECTION 12
                                  MISCELLANEOUS

         12.01. Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto; provided, further, that no such extension, waiver or amendment agreed to after authorization of this Agreement by the shareholders of ANB shall affect the rights of such shareholders in any manner which is materially adverse to such shareholders. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their successors and assigns, and they shall not be construed as conferring any rights on any other persons except as specifically set forth in Sections 7.03, 7.04, 7.05 and 7.07 hereof.

         12.02. Waiver; Amendment. (a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement, except that the consideration to be received by the ANB shareholders shall not be decreased by such an amendment following the adoption and approval of the Merger and this Agreement by the ANB shareholders; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

         (b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

         12.03. Notices. All notices, requests and other communications hereunder shall be in writing (which shall include telecopier communication) and shall be deemed to have been duly given if delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:


         If to ONB:                                 with a copy to (which shall not
                                                      constitute notice):

         Old National Bancorp                       Krieg DeVault Alexander & Capehart, LLP
         420 Main Street                                     One Indiana Square, Suite 2800
         P.O. Box 718                               Indianapolis, Indiana 46204-2017
         Evansville, Indiana 47705                  ATTN: Karol K. Sparks, Esq.
         ATTN: Jeffrey L. Knight, Secretary         Telephone:  (716) 264-0118
               and General Counsel                  Telecopier:  (317) 636-1507
         Telephone:  (812) 464-1363
         Telecopier:  (812) 464-1567

         If to ANB:                                 with a copy to (which shall not
                                                      constitute notice):

         ANB Corporation                            Sullivan & Cromwell
         ATTN: James R. Schrecongost, President     125 Broad Street
         120 W. Charles Street                      New York, New York 10004
         Muncie, Indiana 47305                      ATTN: David M. Huggin, Esq.
         Telephone: (765) 747-7600                  Telephone: (212) 558-3526
         Telecopier: (765) 741-0290                 Telecopier: (212) 558-3588


or such substituted address or person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective:
(a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

         12.04. Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

         12.05. Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

         12.06. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

         12.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law.

         12.08. Entire Agreement. This Agreement supersedes all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitutes the entire agreement between the parties hereto. Upon the execution of this Agreement by all the parties hereto, the preliminary non-binding Indication of Interest letter, dated July 14, 1999, from ONB and any and all other prior writings of either party relating to the Merger, except for the Confidentiality Agreement dated July 28, 1999 by and between ONB and ANB, shall terminate and shall be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

         12.09. Expenses. ONB shall pay its expenses incidental to the Merger contemplated hereby. ANB shall pay its expenses incidental to the Merger contemplated hereby.

         12.10 Certain References. Whenever in this Agreement a singular word is used, it also shall include the plural wherever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term "business day" shall mean any day except Saturday and Sunday when Old National Bank in Evansville, the lead bank of ONB, is open for the transaction of business.

         IN WITNESS WHEREOF, ONB and ANB have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.


                                         OLD NATIONAL BANCORP


                                         By:   /s/ RONALD B. LANKFORD
                                               ---------------------------------
                                               Ronald B. Lankford, President and
                                               Chief Operating Officer
ATTEST:

By:   /s/ JEFFREY L. KNIGHT
      --------------------------------------
      Jeffrey L. Knight, Corporate Secretary


                                         ANB CORPORATION


                                         By:   /s/ JAMES R. SCHRECONGOST
                                               ---------------------------------
                                               James R. Schrecongost, President
ATTEST:

By:   /s/ JAMES W. CONVY
      -------------------------
      James W. Convy, Secretary

                                                                      APPENDIX B

                             STOCK OPTION AGREEMENT

            THIS OPTION HAS NOT BEEN REGISTERED UNDER THE SECURITIES
             ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY
               STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF
                  EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION
        STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR
     PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS
                           OF SUCH ACT AND SUCH LAWS.


         THIS STOCK OPTION AGREEMENT ("Agreement"), is made and entered into as of the 29th day of July, 1999, by and between OLD NATIONAL BANCORP ("ONB"), an Indiana corporation, and ANB CORPORATION ("ANB"), an Indiana corporation,

                              W I T N E S S E T H:

         WHEREAS, ONB and ANB have entered into an Agreement of Affiliation and Merger ("Merger Agreement") dated of even date herewith contemporaneously with the execution of this Agreement. The Merger Agreement provides for, among other items, the conversion of each issued and outstanding share of common stock of ANB at the Effective Time (as defined in the Merger Agreement) into the right to receive one and twenty-five one-hundredths (1.25) shares of common stock of ONB, as may be adjusted under the Agreement, from ONB; and

         WHEREAS, ONB has paid to ANB the sum of One Thousand Dollars ($1,000) in consideration for the grant of the Option (as hereinafter defined) by ANB to ONB, which has been granted to further induce ONB to enter into the Merger Agreement; and

         WHEREAS, ONB has advised ANB that the grant by ANB of the Option pursuant to this Agreement is a condition to ONB agreeing to the terms of the Merger Agreement.

         NOW, THEREFORE, in consideration of the foregoing premises and the cash payment referenced therein, the receipt of which is hereby acknowledged, the mutual covenants and obligations set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         Section 1.  Grant of Option.

         ANB hereby grants to ONB an irrevocable option (the "Option") to purchase up to 1,083,753 shares ("Option Shares") of common stock of ANB (the "Common Stock") at a price per Option Share of $27.70 (the "Purchase Price"); provided, however, that this Agreement and the Option shall automatically expire and be of no further force or effect (i) at the Effective Time (as defined in the Merger Agreement); (ii) 12 months after the first occurrence of an event set forth in Section 3 hereof (an "Exercise Event"); and (iii) at the termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of an Exercise Event (provided that if the Merger Agreement is terminated by ONB pursuant to Section 9.01 of the Merger Agreement, then the Option shall expire 12 months from the date of termination of the Merger Agreement and provided further that if ONB is in willful and material breach of any representation, warranty or covenant in the Merger Agreement then the Option shall expire immediately).

         Section 2. Exercise of Option. Subject to Sections 1 and 3 hereof, the Option may be exercised by ONB, in whole or in part, at any time, and from time to time, prior to its expiration pursuant to Section 1 hereof. In the event ONB wishes to exercise the Option, ONB shall deliver a written notice(s) to ANB specifying the total number of Option Shares that it will purchase and a place and date not earlier than ten (10) days and not later than sixty (60) days from the date of delivery of such notice for the closing ("Closing") of such purchase; provided, however, that if the approval of any governmental authority required for purchasing the Option Shares shall not have been obtained prior to the Closing, the date of the Closing shall be postponed to a date five (5) business days following receipt of all such required governmental approvals; provided, further, that ONB, at any time prior to the Closing, may rescind such notice of intent to purchase the Option Shares and shall not thereafter be obligated to purchase any or all of the Option Shares.

         Section 3. Conditions to Exercise of Option. ONB may exercise the Option only if any of the following events occurs or has occurred without the prior written consent of ONB:

         (a) The acquisition, following the date of this Agreement, by any entity, person or group, other than ONB, of beneficial ownership of fifteen percent (15%) or more (in the aggregate) of the shares of ANB Common Stock or the capital stock of any Subsidiary (as defined in the Merger Agreement) (for purposes of this Section 3, the terms "group" and "beneficial ownership" shall have the same meanings ascribed to them in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder), but only if (i) such entity, person or group has publicly announced its opposition to the Merger Agreement or the Merger (as defined in the Merger Agreement) or its intention not to vote the common stock beneficially owned by the entity, person or group in favor of the

Merger Agreement or the Merger and has solicited or indicated its intention to solicit proxies or votes against the Merger Agreement or the Merger; or (ii) such entity, person or group has proposed, indicated an intention to propose, or entered into an agreement to effect a merger, consolidation, share exchange or other combination with ANB or any Subsidiary.

         (b) The acceptance by ANB or any Subsidiary of any proposal (however conditional or future) of, or the execution by ANB or any Subsidiary of any letter of intent, agreement in principle or other agreement (whether binding or non-binding) with, any entity, person or group, other than ONB, to (i) acquire ANB by merger, consolidation, share exchange, combination, purchase of all or substantially all of ANB's or any of the Subsidiaries' assets or capital stock or any other similar transaction, or (ii) make a tender or exchange offer for any shares of ANB Common Stock or the capital stock of any Subsidiary.

         Section 4. Payment and Delivery of Certificate(s). At any Closing hereunder (a) ONB shall pay to ANB the aggregate purchase price for the Option Shares so purchased by delivery of a cashier's or certified check or other immediately available funds payable to the order of ANB, and (b) ANB shall promptly thereafter issue the Option Shares in compliance with all applicable laws and regulations and deliver to ONB a certificate or certificates representing Option Shares as purchased, free and clear of all liens, claims, pledges, security interests, charges and rights of any third parties.

         Section 5. Representations, Warranties and Covenants of ANB. ANB hereby represents, warrants and covenants to ONB as follows:

         (a) This Agreement and the consummation by ANB of the transactions contemplated hereby have been duly authorized and approved by all necessary corporate action on the part of ANB, have been duly executed and delivered by an authorized officer of ANB and constitute a valid and binding obligation of ANB. ANB is an Indiana corporation duly organized and validly existing under the laws of the State of Indiana and has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

         (c) ANB has taken all necessary corporate and other action to authorize and reserve and to permit it to issue the Option Shares pursuant hereto. At all times from the date hereof until such time as the obligation to deliver the Option Shares hereunder terminates, ANB will have reserved for issuance upon exercise of the Option by ONB sufficient shares of common stock of ANB, all of which, upon issuance pursuant hereto, shall be duly authorized, validly issued, fully paid and nonassessable, shall be free and clear of all liens, claims, pledges, security interests, charges and rights of any third parties.

         (d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate or result in any violation of or be in conflict with, result in acceleration or termination of or constitute a default under any term or provision of the Articles of Incorporation or By-Laws of ANB or of any agreement, note, bond, indenture, instrument, obligation, judgment, decree, order, binding upon or applicable to ANB or any Subsidiary or any of their respective properties or assets.

         (e) Upon any exercise of the Option, whether in whole or in part, the Option Shares (i) shall be entitled to vote on all matters to come before the shareholders of ANB at any meeting thereof, (ii) shall be entitled to the same preferences, limitations and relative voting and other rights (including dividend and distribution rights) as possessed by all other holders of ANB Common Stock.

         (f) The representations and warranties of ANB contained herein are true, accurate and complete on and as of the date hereof in all material respects, shall survive the execution of this Agreement and shall continue to be true, accurate and complete during the period that the Option may be exercised by ONB. ANB shall comply with the covenants applicable to it contained herein from the date of this Agreement through and until such time as the Option terminates.

         Section 6. Representations and Warranties of ONB. ONB hereby represents and warrants to ANB as follows:

         (a) This Agreement and the consummation by ONB of the transactions contemplated hereby have been duly authorized and approved by all necessary corporate action on the part of ONB, have been duly executed and delivered by an authorized officer of ONB and constitute a valid and binding obligation of ONB. ONB is a corporation duly organized and validly existing under the laws of the State of Indiana and has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

         (b) ONB is purchasing the Option, and any shares of common stock of ANB issued upon exercise of the Option, for its own account and not with a view to the public distribution thereof and will not sell, assign or transfer the Option or any such shares of common stock issued to ONB upon exercise of the Option except in compliance with all applicable laws and regulations and a legend to such effect shall be noted on the certificate or certificates representing the Option Shares issued upon exercise of the Option and stock transfer restrictions may be given will respond thereto any transfer agent.

         (c) The representations and warranties of ONB contained herein are true, accurate and complete on and as of the date hereof, shall survive the execution of this Agreement and shall continue to be true, accurate and complete during the period that the Option may be exercised by ONB.

         Section 7.  Certain Rights.

         (a) In the event that ONB exercises the Option and desires to sell any of the Option Shares, and so requests in writing, ANB agrees to use its reasonable best efforts to assist ONB (at ONB's expense) in complying with all applicable federal laws relating to such sale and any applicable state laws (including, without limitation, providing ONB with appropriate information relating to ANB to be included in no more than one registration statement filed by ONB), not later than thirty (30) days after ONB requests such assistance, with respect to that number of the Option Shares beneficially owned by ONB for which ONB requests such assistance, unless, in the opinion of counsel to ANB addressed to ONB, which opinion shall be in form and substance reasonably satisfactory to ONB and its counsel, a registration statement is not required for the proposed sale or distribution of such Option Shares. All registration statements and all actions relating to compliance with federal and state law pursuant to this Section 7(a) shall be completed at ONB's expense except for any fees and disbursements of counsel for ANB, which shall be paid by ANB.

         (b) In addition to the foregoing rights, if at any time after exercise by ONB of the Option for all of the Option Shares, ANB proposes to offer for sale for cash in an offering to the general public any of its equity securities, ANB at such time will provide written notice to ONB of its intention to do so. Upon written request of ONB, given within fifteen (15) days after the providing of any such notice to ONB by ANB (which request shall state the intended method of disposition of such shares), ANB shall cause that number of the Option Shares as to which ONB identifies in such request to be included in ANB's registration statement in compliance with all applicable federal and state securities laws. Such Option Shares so identified by ONB shall be included in ANB's registration statement proposed to be filed by ANB, unless, in the opinion of counsel to ANB addressed to ONB, which opinion shall be in form and substance reasonably satisfactory to ONB and its counsel, inclusion of such shares in such registration statement is not required for any proposed sale or distribution of such Option Shares by ONB. All registration statements and all actions relating to compliance with federal and state law pursuant to this Section 7(b) shall be completed at ANB's expense except for any fees and disbursements of counsel for ONB, which shall be paid by ONB. ANB would have the right not to include such shares if in the reasonable opinion of the underwriters to do so would adversely affect the proposed offering by ANB.

         Section 8. Adjustment Upon Changes in Capitalization. (a) In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, issuance of additional shares or the like (including any stock dividend split-up or subdivision announced prior to the date hereof but not yet effective), the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of Option Shares that remain subject to the Option shall be increased so that, after such issuance and together with Option Shares previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it equals 19.9% of the number of shares of Common Stock then issued and outstanding. Nothing contained in this Section 8(b) or elsewhere in this Agreement shall be deemed to authorize ANB to breach any provision of the Merger Agreement.

         (b) Whenever the number of Option Shares purchasable upon exercise hereof is adjusted as provided in this Section 8, the Purchase Price shall be adjusted by multiplying the Purchase Price by a fraction, the numerator of which shall be equal to the number of Option Shares purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares purchasable after the adjustment.

         Section 9.  Right of Repurchase.

         (a) In the event that ONB has purchased any of the Option Shares pursuant to this Agreement, and ONB so requests in writing, ANB shall repurchase all the Option Shares held by ONB at a price equal to the highest price paid or to be paid by any entity, person or group referenced in Section 3 hereof for any share of ANB Common Stock (or the aggregate consideration paid for the assets of ANB divided by the number of shares of ANB Common Stock then outstanding), as the case may be, multiplied by the total number of Option Shares to be redeemed under this Section 9(a), plus interest at the rate of 8% per annum from the date of the purchase of the Option Shares through the repurchase contemplated hereby (the value of any such price or consideration other than cash to be determined, in the case of consideration with a readily-ascertainable market value, on the basis of such market value and, in the case of any other consideration, by mutual agreement of ONB and ANB in good faith less the amount of any dividends received or to be received on the Option Shares).

         (b) In the event that (i) ONB has purchased any of the Option Shares pursuant to this Agreement and (ii) the Merger Agreement has been duly executed and delivered but subsequently has been terminated in accordance with the terms thereof, then ANB shall have the right to purchase, and

ONB shall be obligated to sell to ANB, for cash, all, but not less than all, of the Option Shares theretofore purchased by ONB pursuant to this Agreement. If ANB exercises its right to purchase, the Option Shares so held ANB shall give written notice of its intention to so exercise its right to ONB within fifteen
(15) days after the event giving rise to such right. The purchase price for each Option Share held by ONB shall be a cash amount equal to the highest price paid or to be paid by any entity, person or group referenced in Section 3 hereof for any share of ANB Common Stock (or the aggregate consideration paid for the assets of ANB divided by the number of shares of ANB Common Stock then outstanding), as the case may be, multiplied by the total number of Option Shares to be redeemed under this Section 9(b), plus interest at the rate of 8% per annum from the date of the purchase of the Option Shares through the repurchase contemplated hereby (the value of any such price or consideration other than cash to be determined, in the case of consideration with a readily-ascertainable market value, on the basis of such market value and, in the case of any other consideration, by ONB in good faith).

         (c) In lieu of exercising the Option if any of the events specified in
Section 3 hereof shall occur during the period in which ONB is entitled to exercise the Option, ONB may, upon not less than 90 days written notice, require ANB to pay to ONB an amount in cash equal to the difference between the highest price paid or to be paid by any entity, person or group for any share of ANB Common Stock (or the aggregate consideration paid for the assets of ANB or any Subsidiary divided by the number of shares of ANB Common Stock then outstanding) and the Purchase Price, multiplied by the total number of Option Shares to be redeemed under this Section 9(c) (the value of any such price or consideration other than cash to be determined, in the case of consideration with a readily-attainable market value, on the basis of such market value and, in the case of any other consideration, by determination by ONB in good faith). If ONB exercises its rights under this Section 9(c), then the rights granted to ONB under Sections 9(a) and 9(b) hereof and the rights to exercise the Option shall terminate.

         (d) The closing of any of the transactions contemplated by this Section 9 shall be made within ten (10) business days of any request made pursuant to this Section 9. Payment for the Option Shares shall be made by ANB to ONB at the closing by delivery of cash or immediately available funds. Any closing pursuant to this Section 9 may be delayed to a date no later than ten (10) business days after the receipt of any applicable regulatory clearance, and ANB shall promptly file any notice or application for such clearance simultaneously with such closing this Agreement shall terminate.

         Section 10. Injunction; Specific Performance. Each of the parties hereto hereby acknowledges that the other party will suffer irreparable damage and injury and will not have an adequate remedy at law in the event of any breach of any of its obligations under this Agreement. Accordingly, in the event of such a breach or of a threatened or attempted breach, in addition to all other remedies to which each party hereto is entitled to at law, each party shall be entitled to a temporary and permanent injunction (without the necessity of showing any actual damage) or a decree of specific performance of the provisions hereof, and no bond or other security shall be required in that connection. The remedies described in this
Section 10 shall not be exhaustive and shall be in addition to all other remedies that either party may have at law, in equity or otherwise.

         Section 11. Miscellaneous.

         (a) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither party may assign this Agreement without the prior written consent of the other party.

         (b) This Agreement may be modified, amended or supplemented only by a written agreement executed by the parties hereto.

         (c) All notices, requests and other communications hereunder shall be in writing and shall be delivered by hand, by certified United States mail (return receipt requested, first-class postage pre-paid) or by overnight express receipted delivery service (i) to Old National Bancorp, at 420 Main Street, Evansville, Indiana 47708, attention: Jeffrey L. Knight, Corporate Secretary and General Counsel, and (ii) to ANB Corporation, at 120 W. Charles Street, Muncie, Indiana 47305, attention: James R. Schrecongost, President.

         (d) In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

         (e) This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         (f) The headings in this Agreement have been inserted solely for convenience and ease of reference and shall not be considered in the interpretation or construction of this Agreement.

         (g) This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana without giving effect to the choice of law principles thereof.

         (h) This Agreement supersedes all other prior understandings, commitments, representations, negotiations or agreements, whether oral or written, between the parties hereto relating to the matters contemplated by this Agreement and constitutes the entire agreement between the parties hereto relating to the subject matter hereof.

         (i) No waiver by any party hereto of any right or provision of this Agreement shall be effective unless the same shall be in writing and signed by the waiving party. The failure in one or more instances of any party to enforce any term or provision of this Agreement or to exercise any right or remedy shall not prohibit any subsequent enforcement or exercise thereof or constitute a waiver of any such term, provision, right or remedy. The waiver by any party hereto of a breach of or noncompliance with any term, covenant, restriction or provision of this Agreement shall not operate or be construed as a continuing waiver or as a waiver of any other or subsequent breach or noncompliance hereunder.



                                  * * * * * * *

         IN WITNESS WHEREOF, the undersigned have executed, entered into and delivered this Agreement as of the day and year first above written.


                                             OLD NATIONAL BANCORP



                                             By:    /s/ RONALD B. LANKFORD
                                                -------------------------------
                                                Ronald B. Lankford, President

ATTEST:


By:      /s/ JEFFREY L. KNIGHT
   --------------------------------------
   Jeffrey L. Knight, Corporate Secretary


                                             ANB CORPORATION



                                             By:   /s/ JAMES R. SCHRECONGOST
                                                -------------------------------
                                                James R. Schrecongost, President

ATTEST:


By:      /s/ JAMES W. CONVEY
   --------------------------------------
   James W. Convy, Secretary

                                                                      APPENDIX C

__________, 2000


Board of Directors
ANB Corporation
120 West Charles Street
Muncie, IN  47305

Ladies and Gentlemen:

         ANB Corporation ("ANB") and Old National Bancorp ("ONB") have entered into an Agreement of Affiliation and Merger, dated as of July 29, 1999 (the "Agreement"), pursuant to which ANB will be merged with and into ONB (the "Merger"). Upon consummation of the Merger, each share of ANB common stock, par value $1.00 per share, issued and outstanding immediately prior to the Merger (the "ANB Shares") will be converted into the right to receive 1.3125 shares (the "Exchange Ratio") of ONB common stock, no par value (together with the rights attached thereto issued pursuant to the Rights Agreement, dated as of March 1, 1990, between ONB and Old National Bank in Evansville, as Rights Agent). The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of ANB Shares.

         Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and exhibits thereto; (ii) the Stock Option Agreement, dated as of July 29, 1999, by and between ANB and ONB; (iii) certain publicly available financial statements of ANB and other historical financial information provided by ANB that we deemed relevant; (iv) certain publicly available financial statements of ONB and other historical financial information provided by ONB that we deemed relevant; (v) certain internal financial analyses and forecasts of ANB prepared by and reviewed with management of ANB and the views of senior management of ANB, based on certain limited discussions with certain members of senior management, regarding ANB's past and current business, financial condition, results of operations and future prospects; (vi) certain internal financial analyses and forecasts of ONB prepared by and reviewed with management of ONB, (vii) the views of senior management of ONB, based on certain limited discussions with certain members of senior management, regarding ONB's past and current business, financial condition, results of operations and future prospects, including the pro forma impact of ONB's acquisitions of Sycamore Agency, Inc., Permanent Bancorp, Inc. and Heritage Financial Services; (viii) the pro forma impact of the Merger; (ix) the publicly reported historical price and trading activity for ANB's and ONB's common stock, including a comparison of certain financial and stock market information for ANB and ONB with similar publicly available information for certain other companies the securities of which are publicly traded; (x) the financial terms of recent business combinations in the commercial banking industry, to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

         In performing our review, we have assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with us, and we do not assume any responsibility or liability for independently verifying the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of ANB or ONB or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of ANB or ONB nor have we reviewed any individual credit files relating to ANB and ONB and, with your permission, we have assumed that the respective allowances for loan losses for both ANB and ONB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections reviewed with management, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performance of ANB and ONB and that such performances will be achieved, and we express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in ANB's or ONB's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that ANB and ONB will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will be accounted for as a pooling of interests and will qualify as a tax-free reorganization for federal income tax purposes.

         Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise or reaffirm this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of ONB common stock will be when issued to ANB's shareholders pursuant to the Agreement or the prices at which ANB's or ONB's common stock will trade at any time.

         We have acted as ANB's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services for ANB and have received compensation for such services.

         In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to ANB and ONB. We may also actively trade the debt and equity securities of ANB and ONB for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

         Our opinion is directed to the Board of Directors of ANB in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of ANB as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to ANB's and ONB's Joint Proxy Statement/Prospectus dated the date hereof and to the references to this opinion therein.

         Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the holders of ANB Shares.


                                               Very truly yours,

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Registrant's Articles of Incorporation provide that the Registrant will indemnify any person who is or was a director, officer or employee of the Registrant or of any other corporation for which he is or was serving in any capacity at the request of the Registrant against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding with respect to which such director, officer or employee is wholly successful or acted in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director, officer or employee of the Registrant is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings where he has been wholly successful. In all other cases, such director, officer or employee will be indemnified only if the Board of Directors of the Registrant or independent legal counsel finds that he has met the standards of conduct set forth above.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)      The following Exhibits are being filed as part of this Registration
         Statement:

         2 Agreement of Affiliation and Merger (included as Appendix A to Prospectus)

         3(i) Articles of Incorporation of the Registrant (incorporated by reference to Registrant's Registration Statement on Form S-3, File No. 333-87573, dated September 22, 1999)

         3(ii) By-Laws of the Registrant (incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 333-72117, dated May 14, 1999)

         4 (a) the description of Registrant's common stock contained in its Current Report on Form 8-K, dated January 6, 1983 (incorporated by reference thereto), and (b) the description of Registrant's Preferred Stock Purchase Rights contained in Registrant's Form 8-A, dated March 1, 1990, including the Rights Agreement, dated March 1, 1990, between the Registrant and Old National Bank in Evansville, as Trustee (incorporated by reference thereto)

         5        Opinion of Krieg DeVault Alexander & Capehart, LLP re:
                  legality

         8.01 Tax Opinion of Krieg DeVault Alexander & Capehart, LLP copy re: certain federal income tax matters

         8.02 Tax Opinion of Sullivan & Cromwell re: certain federal income tax matters

         10.01 Employment Agreement, dated July 29, 1999, by and between James R. Schrecongost and Old National Bancorp

         10.02 Agreement, dated December 21, 1999 by and between Larry E. Thomas and Old National Bancorp

         10.03 Material Contracts (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and the Registrant's Form 10-Q for the quarter ended March 31, 1999)

         21       Subsidiaries of the Registrant

         23.01 Consent of Krieg DeVault Alexander & Capehart, LLP (included in Opinion of Krieg DeVault Alexander & Capehart, LLP re: legality at Exhibit 5)

         23.02    Consent of Sullivan & Cromwell

         23.03    Consent of Arthur Andersen LLP

         23.04    Consent of Olive LLP

         24       Powers of Attorney

         99.01    Form of Proxy

         99.02 Stock Option Agreement dated July 29, 1999 between Old National and ANB (included in Part I as Appendix B to the Proxy Statement-Prospectus included in this Registration Statement)

         99.03    Consent of Sandler O'Neill & Partners, L.P.

         (b)      Financial Statement Schedules
                  Not Applicable

         (c)      Fairness Opinion.
                  Included in Part I as Appendix C to the Proxy
                  Statement-Prospectus included in this Registration Statement

ITEM 22. UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b)      (1)   The undersigned registrant hereby undertakes as
follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

                  (2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (b)(1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on January 10, 2000.

                                OLD NATIONAL BANCORP

                                By: /s/ JAMES A. RISINGER
                                   -----------------------------------------
                                    James A. Risinger, President

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below as of January 10, 2000.

Name                                 Title
----                                 -----

/s/ JAMES A. RISINGER                Chairman of the Board, Director, President
---------------------------------    and Chief Executive Officer (Chief
James A. Risinger                    Executive Officer)

/s/ JOHN S. POELKER                  Senior Vice President (Chief Financial
---------------------------------    Officer and Principal Accounting Officer)
John S. Poelker

DAVID L. BARNING*                    Director
---------------------------------
David L. Barning

RICHARD J. BOND*                     Director
---------------------------------
Richard J. Bond

ALAN W. BRAUN*                       Director
---------------------------------
Alan W. Braun

WAYNE A. DAVIDSON*                   Director
---------------------------------
Wayne A. Davidson

LARRY E. DUNIGAN*                    Director
---------------------------------
Larry E. Dunigan

DAVID E. ECKERLE*                    Director
---------------------------------
David E. Eckerle

PHELPS L. LAMBERT*                   Director
---------------------------------
Phelps L. Lambert

RONALD B. LANKFORD*                  Director
---------------------------------
Ronald B. Lankford

LUCIEN H. MEIS*                      Director
---------------------------------
Lucien H. Meis

LOUIS L. MERVIS*                     Director
---------------------------------
Louis L. Mervis

LAWRENCE D. PRYBIL*                  Director
---------------------------------
Lawrence D. Prybil

JOHN N. ROYSE*                       Director
---------------------------------
John N. Royse

MARJORIE Z. SOYUGENC*                Director
---------------------------------
Marjorie Z. Soyugenc

CHARLES D. STORMS*                   Director
---------------------------------
Charles D. Storms


                                     *By: /s/ JEFFREY L. KNIGHT
                                         ---------------------------------
                                         Attorney-in-Fact

                                     Print Name: Jeffrey L. Knight
                                                --------------------------